Exhibit 2.1

STOCK PURCHASE AGREEMENT

BY AND AMONG

SMART MODULAR TECHNOLOGIES (LX) S.À. R.L.,

LEXAR EUROPE B.V.,

SHENZHEN LONGSYS ELECTRONICS CO., LTD.,

solely for purposes of Article IV, Section 5.06 and Section 5.22,

SHANGHAI INTELLIGENT MEMORY SEMICONDUCTOR CO., LTD. ( ),

and

solely for purposes of Section 3.01, Section 3.02, Section 3.03(b), Section 5.04, Section 5.06, Section 5.16, Section 5.17, Section 5.19, Section 5.20 and Section 11.17,

SMART GLOBAL HOLDINGS, INC.

Dated as of June 13, 2023

i

INDEX OF DEFINED TERMS

Defined Term	Page
Accounting Principles	59
Acquisition	2
Acquisition Transaction	37
Adjusted Purchaser Price	5
Adjustment Amount	60
affiliate	60
Agreed Portion	52
Agreement	1
Amended Agreements	36
Ancillary Agreements	7
Anti-corruption Laws	60
Assumed Benefit Plan	60
Author	13
Base Purchase Price	60
Brazilian Antitrust Law	60
Brazilian GAAP	60
Burdensome Condition	60
Business	61
Business Contracts	16
Business Day	61
Business Intellectual Property	61
Business Privacy Policy	61
Business Service Provider	61
CADE	61
Cash	61
Circular	61
Claim	61
Claim Dispute Notice	52
Claim Notice	51
Claimed Amount	51
Closing	3
Closing Date	3
Closing Purchase Price	61
Closing Statement	4
Code	62
Coexistence Agreement	42
Collective Agreement	14
Confidential Information	31
Confidentiality Agreement	31
Consent	8
Contract	62
Control	60
Copyrights	64
Corporate Income Tax Recoverable	62
Corrupt Act	21
Current Assets	62
Current Liabilities	62
Deductible	53
Deferred Cash Adjustment Amount	62

Defined Term	Page
Deferred Payment	62
Deferred Payment Date	6
Delay Notice	3
Delayed Closing Date	3
Disclosure Schedule	6
Dispute	71
Effect	65
Electronic Delivery	70
Employee	62
Employee Benefit Plan	19
Employee Non-Solicit Restricted Period	38
Employee Sessions	44
Employment Matters	44
End Date	47
Enforceability Exceptions	7
Environmental Laws	62
ERISA	62
Estimate Report	4
Estimated Adjustment Amount	4
Estimated Net Working Capital	4
Expiration Date	52
Financial Statements	9
FINEP	62
FINEP Agreement	62
Fraud	63
Governmental Entity	8
Hazardous Materials	63
ICC	71
ICC Court	71
ICC Rules	71
ICMS Accumulated Credits	63
IFRS	59
Indebtedness	63
Indemnified Party	50
Indemnifying Party	50
Independent Expert	5
Industrial Buildings	64
Information Privacy and Security Laws	64
Insurance Policies	22
Intellectual Property License Agreement	3
Intellectual Property Rights	64
Interested Party	24
Internet Properties	64
IT Systems	14
Judgment	7
Knowledge of Seller	64
Law	7
Leases	11
LGPD	64

Liabilities	64
Licensed Intellectual Property	64
Liens	64
Loss	64
made available	65
Material Adverse Effect	65
Most Recent Quarter-End Date	65
Net Working Capital	65
New Marks	42
Non-Competition Restricted Period	37
Notice of Objection	4
Objection Period	4
Occupational Health and Safety Laws	65
Offer Employee	42
Original Closing Date	3
PADIS Tax Credits	66
Parent	1
Parent Funding Entity	1
Parent Group Company	66
Parent Shareholder Meeting	66
Parent Subsidiary	25
Patents	64
PEMACOM Software	13
Permits	66
Permitted Liens	11
Person	66
Personal Data	66
Pre-Closing Tax Period	66
Pre-Closing Taxes	66
Privacy Requirements	67
Privileged Communications	69
Proceeding	67
Process	67
Processed	67
Processing	67
Purchase Price	67
Purchaser	1
Purchaser Group	69
Purchaser Indemnitees	49
Purchaser Material Adverse Effect	25
Purchaser Prepared Returns	55
Purchaser Related Parties	49
Purchaser Termination Fee	49
Purchaser Welfare Benefit Plans	44
Quotaholders Agreement	4
Real Property	11
Registered Business Intellectual Property	12
Reimbursement Obligations	40
Related to the Business	67
Representatives	67
Required Parent Shareholder Approval	45
Resolution Period	5

Response	51
Samsung Payable	67
Securities Act	67
Seller	1
Seller Acquisition Cost	2
Seller Group	67
Seller Group SEC Documents	67
Seller Guaranteed Obligations	73
Seller Guarantor	1
Seller Guarantor Options	67
Seller Guarantor RSUs	67
Seller Indemnitees	50
Seller’s Counsel	67
SMART Cayman	67
SMT	67
Specified Representations	68
Stipulated Amount	52
Straddle Period	68
Subsidiary	68
Target	1
Target Financial Statements	68
Target Financials Delivery Date	39
Target Net Working Capital	68
Target Quotas	1
Target Subsidiary	1
Tax	68
Tax Benefit	68
Tax Claim	55
Tax Return	68
Taxable Capital Gains	2
Taxes	68
Technology	68
Terminated Agreements	36
Third Party Claim	50
Third Party Payments	54
Top Customers	23
Top Vendors	23
Trade Secret Rights	64
Trademarks	64
Transfer Taxes	68
Transferred Contracts	69
Transferred Employee	43
Transferred Offer Employee	43
Transferred Quotas	1
Transferred Subsidiaries	1
Transferred Subsidiary Cash	69
Transferred Subsidiary Debt	69
Transferred Subsidiary Employee	43
Transition Services Agreement	3
Unvested Cash Incentive Award	41
Voting Agreement	1

v

STOCK PURCHASE AGREEMENT

This STOCK PURCHASE AGREEMENT is dated as of June 13, 2023 (this “Agreement”), and is by and among SMART Modular Technologies (LX) S.à. r.l., a société à responsabilité limitée governed by the laws of Grand Duchy of Luxembourg (“Seller”), Lexar Europe B.V., a company organized under the laws of The Netherlands (“Purchaser”), Shenzhen Longsys Electronics Co., Ltd., a company limited by shares governed by the laws of the People’s Republic of China and, as of the date hereof, listed on the Shenzhen Stock Exchange (Stock Code: 301308) (“Parent”), solely for Article IV, Section 5.06 and Section 5.22, Shanghai Intelligent Memory Semiconductor Co., Ltd. ( ), a limited liability company governed by the laws of the People’s Republic of China (“Parent Funding Entity”), and, solely for purposes of Section 3.01, Section 3.02, Section 3.03(b), Section 5.04, Section 5.06, Section 5.16, Section 5.17, Section 5.19, Section 5.20 and Section 11.17, SMART Global Holdings, Inc., a Cayman Islands exempted company limited by shares (“Seller Guarantor”).

WHEREAS, Seller owns (i) directly all of the issued and outstanding quotas of capital stock (the “Target Quotas”) of SMART Modular Technologies do Brasil — Indústria e Comercio de Componentes Ltda., a sociedade limitada governed by the laws of Brazil (“Target”), and (ii) indirectly all of the issued and outstanding quotas of SMART Modular Technologies Indústria de Componentes Eletronicos Ltda., a wholly owned subsidiary of Target and a sociedade limitada governed by the Laws of Brazil (“Target Subsidiary” and, together with Target, the “Transferred Subsidiaries”);

WHEREAS, on the terms and subject to the conditions set forth herein, Seller desires to sell, transfer, assign and deliver to Purchaser, and Purchaser desires to purchase, acquire, assume and accept from Seller all of its right, title and interest in and to all of the Transferred Quotas;

WHEREAS, the board of directors (or the equivalent governing body) of each of Seller Guarantor, Seller, Parent, Purchaser and Parent Funding Entity have each approved their respective entry into this Agreement and their consummation of the transactions contemplated by this Agreement; and

WHEREAS, concurrently with the execution and delivery of this Agreement, a significant shareholder of Parent is executing and delivering to Seller a voting agreement, dated as of the date hereof (the “Voting Agreement” ), pursuant to which and subject to the terms and conditions set forth therein, the shareholder party thereto agrees, among other things, to vote all shares of Parent held directly or indirectly by such shareholder in favor of the authorization and approval of this Agreement and the Acquisition.

NOW, THEREFORE, in consideration of the premises and the mutual agreements and covenants set forth in this Agreement and intending to be legally bound, the parties hereby agree as follows.

ARTICLE I.

PURCHASE AND SALE

Section 1.01    Purchase and Sale. Upon the terms and subject to the conditions of this Agreement, at the Closing, Seller shall sell, transfer, assign and deliver to Purchaser, and Purchaser shall (and Parent shall cause Purchaser to) purchase, acquire and accept from Seller, free and clear of all Liens other than restrictions on transfer under applicable securities laws, all of the Seller’s right, title and interest in, to and under a number of Target Quotas that represent eighty-one percent (81%) of the Target Quotas issued and outstanding as of immediately prior to the Closing (collectively, the “Transferred Quotas”), in exchange for the Purchase Price, payable as set forth in Section 2.03 on the Closing Date and subject to adjustment as set forth in Section 2.04 and Section 5.21(b) (if applicable). The purchase and sale of the Transferred Quotas are referred to in this Agreement as the “Acquisition”.

Section 1.02    Withholding.

(a)    On the Closing Date, Seller shall provide Purchaser with the calculation of the capital gain earned by Seller in Brazil as a result of the Acquisition (the “Taxable Capital Gains”), indicating the amount to be withheld by the Purchaser with respect to the Brazilian Imposto de Renda na Fonte Sobre Ganho de Capital on the Taxable Capital Gain. The Taxable Capital Gain shall be calculated based on the difference between the Closing Purchase Price and the acquisition cost originally incurred in Brazilian currency by Seller for acquiring or subscribing to the Transferred Quotas (the “Seller Acquisition Cost”). Five (5) Business Days prior to the Closing Date, Seller shall provide Purchaser with the preliminary calculation of the Taxable Capital Gain, along with all information reasonably necessary to support such calculation. For purposes of the collection of the Brazilian Imposto de Renda na Fonte Sobre Ganho de Capital, the Closing Purchase Price shall be converted into Brazilian currency at the higher of the following foreign exchange rates: (i) the exchange rate for selling released by the Central Bank of Brazil (SISBACEN, PTAX800—Option 5) as of the second (2nd) Business Day prior to the Closing Date; and (ii) the exchange rate released by the Central Bank of Brazil (SISBACEN PTAX) on the Closing Date. The Seller Acquisition Cost, in turn, shall be calculated in Brazilian Reais considering the foreign exchange rates valid as of the acquisition dates in which the Transferred Quotas have been acquired by Seller. Purchaser shall make such withholding and provide Seller with copies of the Documento de Arrecadação de Receitas Federais — DARF, with proof of payment by the end of the term set forth under article 21, paragraph 1, of the Normative Ruling (Instrução Normativa) No. 1,455/2014 enacted by the Brazilian Internal Revenue Service (Receita Federal). Upon any payments to be made to Seller pursuant to Section 2.04(c)(i), Section 2.05 and Section 5.21(b), Purchaser shall be entitled to withhold and collect the corresponding Imposto de Renda na Fonte Sobre Ganho de Capital pursuant to applicable Laws. Purchaser shall not be entitled to withhold from the Purchase Price any amounts other than the amounts contemplated by this Section 1.02(a) or permitted by Section 1.02(b).

(b)    In the event of a change in law after the date of this Agreement that imposes an additional Tax withholding requirement on payments hereunder, Purchaser shall notify Seller promptly of such requirement and shall be permitted to make any such required withholding to the extent required by such change in law, provided, however, that Purchaser shall first cooperate with Seller to reduce or eliminate any such withholding to the greatest extent permitted by applicable Law.

(c)    Any amounts withheld hereunder as described in this Section 1.02 will be treated for purposes of this Agreement as having been paid to the Person(s) on whose behalf such withholding was made.

(d)    If Brazilian tax authorities issue an infraction notice challenging the collection of the Brazilian Imposto de Renda na Fonte Sobre Ganho de Capital payable as a result of the Acquisition, Seller shall either pay the corresponding charges, assuming the financial burden of that claim, or control the corresponding defense at its own expense. For the avoidance of doubt, Seller shall be responsible for any and all costs incurred by Seller in connection with the defense, including attorneys’ fees, judicial costs and guaranties. Purchaser shall execute such powers of attorney and take such other actions as may be reasonably necessary to give effect to the preceding sentence.

ARTICLE II.

CLOSING

Section 2.01    Closing. Subject to the terms and conditions of this Agreement, the closing of the Acquisition (the “Closing”) shall take place (i) by electronic exchange of documents (or, if the parties agree to hold a physical closing, at the offices of Latham & Watkins LLP, 140 Scott Dr, Menlo Park, CA 94025) at 9:00 a.m. Pacific Time on the fifth (5th) Business Day following the date on which there first occurs the satisfaction (or, to the extent permitted, the waiver) of the conditions set forth in Article VII (other than any condition which by its nature is to be satisfied at the Closing, but subject to satisfaction or waiver of all such conditions at the Closing); provided, that in no event shall the Closing occur prior to October 11, 2023; provided, further, that if there is an unresolved inquiry or investigation by a Governmental Entity of competent jurisdiction in the United States with respect to the Acquisition as of the date the Closing would otherwise occur pursuant to the foregoing terms (the “Original Closing Date”), Purchaser may elect, by written notice (a “Delay Notice”) delivered to Seller no later than three (3) Business Days prior to the Original Closing Date, to delay the Closing until the date that is ninety (90) days following the Original Closing Date (the “Delayed Closing Date”) (provided that (w) Purchaser shall only have the right to deliver a Delay Notice if each Parent Group Company shall have complied with its obligations under Section 5.06 of this Agreement in all material respects; (x) such Delay Notice shall be irrevocable upon delivery and effective as of 9:00 a.m. Pacific Time on the Original Closing Date; (y) upon effectiveness thereof, and subject to the delivery by Seller of the certificate specified in Section 7.02(e) dated as of the Original Closing Date (and not the Closing Date), each of the conditions set forth in Section 7.01 (other than Section 7.01(b)) and Section 7.02 (other than Section 7.02(b) as it relates to a breach of Section 5.01 following the Original Closing Date) to the obligations of the Parent Group Companies to consummate the Acquisition shall be deemed to have been irrevocably fulfilled in all respects and Purchaser shall have irrevocably waived its right to terminate this Agreement pursuant to Section 8.01(c) with respect to these conditions; and (z) in the case of a Delay Notice, neither Seller nor Purchaser shall have the right to terminate this Agreement pursuant to Section 8.01(b) until the fifth (5th) Business Day following the Delayed Closing Date); or (ii) at such other place, time and date as may be mutually agreed in writing by Seller and Purchaser; provided that Seller and Purchaser shall use commercially reasonable efforts to cause the Closing to occur on a date that is within five (5) Business Days of the last date of a month and is a Business Day. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”.

Section 2.02    Transactions To Be Effected at the Closing.

(a)    At the Closing, Seller shall deliver or cause to be delivered to Purchaser:

(i)    counterpart to the Transition Services Agreement substantially in the form attached hereto as Exhibit A (“Transition Services Agreement”), duly executed by SMT;

(ii)     counterpart to the Intellectual Property License Agreement substantially in the form attached hereto as Exhibit B (“Intellectual Property License Agreement”), duly executed by SMART Cayman;

(iii)    the officer’s certificate required by Section 7.02(e); and

(iv)    counterpart to the Quotaholders Agreement, in substantially the form attached hereto as Exhibit C (the “Quotaholders Agreement”), duly executed by Seller.

(b)    At the Closing, Parent or, at the direction of Parent, Purchaser shall deliver or cause to be delivered:

(i)    a duly executed counterpart to the Transition Services Agreement;

(ii)    a duly executed counterpart to the Intellectual Property License Agreement; and

(iii)    a duly executed counterpart to the Quotaholders Agreement.

(c)    At the Closing, Seller shall deliver or cause to be delivered to Purchaser an amendment and restatement of Target’s articles of association formalizing the acquisition of the Transferred Quotas by Purchaser (alterações ao contrato social) and implementing applicable terms of the Quotaholders Agreement, in a form reasonably satisfactory to Purchaser, duly executed by Seller. Immediately following Purchaser’s receipt of Seller’s electronically signed signature to the amendment and restatement of Target’s articles of association described in the immediately preceding sentence, Parent shall, or shall cause Purchaser to pay Seller the Closing Purchase Price, by wire transfer of immediately available funds to one or more accounts designated in writing by Seller (such designation to be made at least two (2) Business Days prior to the Closing Date).

Section 2.03    Purchase Price Calculation. Not less than ten (10) Business Days prior to the anticipated Closing Date, Seller shall deliver to Purchaser a written statement (the “Estimate Report”) setting forth (a) the number of Target Quotas that constitute the Transferred Quotas and (b) Seller’s calculation in reasonable detail of its good faith estimates of Net Working Capital (“Estimated Net Working Capital”), Transferred Subsidiary Cash, Transferred Subsidiary Debt and the Adjustment Amount (“Estimated Adjustment Amount”), which estimates shall (absent manifest error) be used to determine the Purchase Price. The Estimate Report shall be prepared using the Accounting Principles in accordance with the definitions of the foregoing components of the Adjustment Amount and include reasonably detailed information appropriate to support such calculation.

Section 2.04    Post-Closing Adjustment.

(a)    Working Capital; Closing Statement. Within ninety (90) days after the Closing Date, Purchaser shall prepare and deliver to Seller a statement (the “Closing Statement”) setting forth Purchaser’s good faith calculation of Net Working Capital, Transferred Subsidiary Cash, Transferred Subsidiary Debt and the Adjustment Amount. The Closing Statement shall be prepared using the Accounting Principles consistent with the preparation of the Financial Statements in accordance with the definitions of the foregoing components of the Adjustment Amount and include reasonably detailed information appropriate to support such calculation. If the Closing Statement is not delivered to Seller within ninety (90) days after the Closing Date, then Seller will have the right to elect that Seller’s estimates set forth in the Estimate Report will constitute the amounts for the Adjusted Purchase Price and will be final, conclusive and binding upon, and non-appealable by, the parties hereto.

(b)    Objections; Resolution of Disputes.

(i)    Unless Seller notifies Purchaser in writing, within thirty (30) days (such thirty (30)-day period, the “Objection Period”) after Seller’s receipt of the Closing Statement, of any objection to the computation of Adjustment Amount set forth in the Closing Statement (a “Notice of Objection”), the Closing Statement shall become final, conclusive and binding upon, and non-appealable by, the parties hereto. During the Objection Period and for purposes of Seller’s review of the Closing Statement, if any, and preparation of any Notice of Objection, Purchaser shall permit Seller and its Representatives to review the working papers of Purchaser and its accountants reasonably related to the preparation of the Closing Statement (subject to Section 5.04) and, at Seller’s request, shall provide Seller and its Representatives with (Y) any information relating to the Business reasonably requested and (Z) reasonable access during normal business hours to the personnel and books and records of and relating to the Business, in each case of clauses (Y) and (Z) reasonably related to the preparation of the Closing Statement. Any Notice of Objection shall specify the basis for the objections set forth therein.

(ii)    If Seller provides a Notice of Objection to Purchaser within the Objection Period, Purchaser and Seller shall, during the thirty (30)-day period following Purchaser’s receipt of the Notice of Objection (such thirty (30)-day period, the “Resolution Period”), attempt in good faith to resolve Seller’s objections set forth in the Notice of Objection. If Purchaser and Seller are unable to resolve all such objections within the Resolution Period (or such longer period as they may mutually agree in writing), the matters remaining in dispute shall be submitted to PwC or, if PwC is unable or unwilling to serve, another internationally recognized independent accounting firm mutually agreed upon by Purchaser and Seller in writing (such agreed firm being the “Independent Expert”). The Independent Expert shall be engaged within twenty (20) days following expiration of the Resolution Period pursuant to an engagement letter among Purchaser, Seller and the Independent Expert. The Independent Expert shall be instructed, pursuant to such engagement letter, to resolve only those matters set forth in the Notice of Objection remaining in dispute based solely on the written submissions of the parties and not to otherwise investigate any matter independently. The Independent Expert will act as an expert and not an arbiter in resolving such disputes. Purchaser and Seller each agree to use commercially reasonable efforts to furnish to the Independent Expert access to such individuals and such information, books and records as may be reasonably requested by the Independent Expert to make its final determination. Purchaser and Seller shall also instruct the Independent Expert to render its reasoned written decision as promptly as practicable but in no event later than thirty (30) days from the date that information related to the unresolved objections was first presented to the Independent Expert by Purchaser and Seller. With respect to each disputed line item, such decision shall not be in excess of the higher, nor less than the lower, of the amounts advocated by Purchaser in the Closing Statement or Seller in the Notice of Objection. The resolution of disputed items by the Independent Expert shall be final and binding on the parties, and the determination of the Independent Expert shall constitute an arbitral award that is final, conclusive, binding and non-appealable and upon which a judgment may be entered by a court having jurisdiction thereover. The fees and expenses of the Independent Expert will be borne by Seller and Purchaser in inverse proportion as they may prevail on matters resolved by the Independent Expert, which proportionate allocations will also be determined by the Independent Expert at the time of the determination of the Adjustment Amount by the Independent Expert; provided that any retainer or other upfront costs or expenses of the Independent Expert will be equally divided between Seller and Purchaser, subject to re-allocation as set forth above. After the final determination of the Adjustment Amount, Purchaser shall have no further right to make any claims against Seller or any of its affiliates in respect of the Adjustment Amount or any payment made pursuant to Section 2.04(c).

(c)    Adjustment Payment. When used hereunder, the “Adjusted Purchase Price” means an aggregate amount equal the product of (i) the Base Purchase Price, plus the Adjustment Amount (which can be a positive or negative number), as finally determined pursuant to Section 2.04(b), multiplied by (ii) eighty-one percent (81%), rounded to two decimal places.

(i)    If the Closing Purchase Price is less than the Adjusted Purchase Price, Parent shall, or shall cause Purchaser to pay to Seller an amount equal to such shortfall by wire transfer of immediately available funds to an account designated in writing by Seller (such designation to be made at least three (3) Business Days prior to the date on which such payment is due).

(ii)    If the Closing Purchase Price is greater than the Adjusted Purchase Price, Seller shall pay to Purchaser an amount equal to such excess by wire transfer of immediately available funds to an account designated in writing by Purchaser (such designation to be made at least three (3) Business Days prior to the date on which such payment is due).

Section 2.05    Deferred Payment. In addition to the Purchase Price, and in consideration for the Transferred Quotas and the other transactions contemplated hereby, within five (5) Business Days following the date that is the eighteen (18) month anniversary of the Closing Date (the “Deferred Payment Date”), Parent shall, or shall cause Purchaser to pay, or shall cause to be paid, to Seller, by wire transfer of immediately available funds, the Deferred Payment to an account designated by Seller in writing at least three (3) Business Days before such payment; provided that the Deferred Payment Date shall be the date that is fifteen (15) months after the Closing Date in the event Parent delivers a Delay Notice to Seller in accordance with Section 2.01; provided, however, that notwithstanding the foregoing, if as of the Deferred Payment Date (as may be adjusted pursuant to the foregoing proviso), Purchaser (or one of its affiliates) no longer holds, or has been ordered to sell, divest or otherwise dispose of, the Transferred Quotas as a result of a final Judgment following the Closing by a Governmental Entity of competent jurisdiction in the United States with respect to the Acquisition (including as a result of a failure to agree to a Burdensome Condition with respect to the Acquisition following the Closing), this Section 2.05 shall terminate and be deemed void and of no further force or effect, and neither any Parent Group Company nor any other Purchaser Related Party shall have any obligation, and no member of the Seller Group shall have any right, with respect to the Deferred Payment.

ARTICLE III.

REPRESENTATIONS AND WARRANTIES OF SELLER GUARANTOR AND SELLER

Except (i) other than with respect to Section 3.01, Section 3.02, Section 3.03 and Section 3.04, as set forth in the Seller Group SEC Documents (excluding disclosures solely contained in the “Risk Factors” section of any

Seller Group SEC Document and any disclosure of risks included only in any “forward-looking statements” disclaimer contained in any Seller Group SEC Document that are both non-specific and cautionary in nature) or (ii) subject to Section 11.05(a)(xi), as specifically set forth in the disclosure schedules provided by Seller to Purchaser concurrently with the execution of this Agreement (the “Disclosure Schedule”), Seller and, with respect to Section 3.01, Section 3.02 and Section 3.03(b), Seller Guarantor hereby represent and warrant to Purchaser, as of the date hereof and as of the Closing Date, as follows:

Section 3.01    Organization and Standing. Each of Seller and Seller Guarantor is a legal entity duly organized, validly existing and, where applicable, in good standing under the Laws of the jurisdiction of its organization or incorporation. Seller is duly qualified or licensed as a foreign corporation to do business and, where applicable, is in good standing in each jurisdiction where the ownership of the Transferred Subsidiaries or material assets of the Transferred Subsidiaries occupied, owned, leased, operated or otherwise held by Seller in such jurisdiction or the operation of the Business makes such qualification or licensing necessary. Seller has the requisite corporate (or similar organizational) power and authority to enable it to own the Transferred Quotas owned by it, and Seller has the requisite corporate (or similar organizational) power and authority to conduct the Business as currently conducted by it. Seller is qualified to do business in each jurisdiction in which the ownership of the Transferred Quotas or the operation of the Business by Seller as now being conducted makes such qualification necessary, except to the extent the failure to be so qualified would not be material to Seller.

Section 3.02    Authority; Execution and Delivery; Enforceability. Each of Seller, Seller Guarantor and their applicable affiliates has the requisite corporate (or similar organizational) power and authority to execute and deliver this Agreement and the other agreements, certificates and instruments to be executed and delivered by it in connection with this Agreement (the “Ancillary Agreements”) to which it will be a party and to consummate the transactions contemplated to be consummated by it by this Agreement and such Ancillary Agreements. Each of Seller, Seller Guarantor and their applicable affiliates has taken all corporate (or similar organizational) action required by its articles of association, certificate of incorporation, bylaws or similar organizational documents, as applicable, to authorize the execution and delivery of this Agreement and the Ancillary Agreements to which it will be a party and to authorize the consummation of the transactions contemplated to be consummated by it by this Agreement and such Ancillary Agreements. Each of Seller, Seller Guarantor and their applicable affiliates has duly executed and delivered this Agreement and, prior to Closing Date, will have duly executed and delivered each Ancillary Agreement to which it is contemplated hereby that it will be a party, and (assuming the due authorization, execution and delivery by Purchaser) this Agreement constitutes, and each Ancillary Agreement to which it will be a party will after the Closing Date (assuming the due authorization, execution and delivery by the other parties thereto) constitute, its legal, valid and binding obligation, enforceable against it in accordance with its terms subject, as to enforcement, to applicable bankruptcy, insolvency, moratorium, reorganization, fraudulent conveyance or similar Laws affecting the enforcement of creditors’ rights generally and to general equitable principles (whether considered in a proceeding in equity or at law) (the “Enforceability Exceptions”).

Section 3.03    Non-Contravention and Approvals.

(a)    The execution, delivery and performance by Seller of this Agreement does not, and neither the execution, delivery and performance by each of Seller and Seller’s applicable affiliates of each Ancillary Agreement to which it will be a party nor the consummation by each of Seller and each such affiliate of the transactions contemplated to be consummated by it by this Agreement and such Ancillary Agreements will, (i) conflict with or violate the articles of association, certificate of incorporation, bylaws or similar organizational documents, as applicable, of the Transferred Subsidiaries, (ii) except as set forth in Section 3.03(a) of the Disclosure Schedule, result in any breach of, constitute a default under (with or without due notice or lapse of time or both), or create in any party the right to accelerate, terminate, modify, or cancel, or require any notice or consent under, any Business Contract, (iii) conflict with or violate any judgment, order, injunction, ruling, edict, settlement agreement or decree, whether temporary, preliminary or permanent, enacted, issued, promulgated, enforced or entered by any Governmental Entity (“Judgment”) or federal, national, supranational, state, provincial or local or administrative statute, law, policy or principle of common law, ordinance, rule, order, code or regulation, treaty or other similar requirements with similar effects of any Governmental Entity (“Law”) applicable to any of the Transferred Subsidiaries, or (iv) result in the creation of any Lien (other than Permitted Liens or Liens arising from any act of Purchaser or its affiliates) upon any of the Transferred Quotas or the properties or assets of the Transferred Subsidiaries, except, in the case of clauses (ii) through (iv), any such items that would not, and would not reasonably be expected to have, a material adverse effect on the Business.

(b)    The execution, delivery and performance by each of Seller Guarantor and Seller of this Agreement does not, and neither the execution, delivery and performance by each of Seller Guarantor’s applicable affiliates of each Ancillary Agreement to which it will be a party nor the consummation by each of Seller Guarantor, Seller and each such affiliate of the transactions contemplated to be consummated by it by this Agreement and such Ancillary Agreements will, (i) conflict with or violate the articles of association, certificate of incorporation, bylaws or similar organizational documents, as applicable, of Seller Guarantor, Seller or Seller Guarantor’s other affiliates, (ii) result in any breach of, constitute a default under (with or without due notice or lapse of time or both), or create in any party the right to accelerate, terminate, modify, or cancel, or require any notice or consent under, any material Contract to which Seller Guarantor or Seller is a party or by which any of Seller Guarantor or Seller or any of their respective material assets (including the Transferred Quotas) are bound, (iii) conflict with or violate any Judgment or Law applicable to Seller Guarantor or Seller, or (iv) result in the creation of any Lien (other than Permitted Liens or Liens arising from any act of Purchaser or its affiliates) upon any of the Transferred Quotas, except, in the case of clauses (ii) through (iv), any such items that would not reasonably be expected to have a material adverse effect on the ability of Seller Guarantor or Seller to consummate the Acquisition and the other transactions contemplated by this Agreement.

(c)    No consent, approval, waiver or authorization (“Consent”) of, license from, or registration, declaration or filing with, any federal, national, supranational, state, provincial, local or foreign court of competent jurisdiction, governmental or quasi-governmental agency, authority, instrumentality or regulatory body, public international organization, or other entity owned or controlled by any government or any of the aforementioned entities (a “Governmental Entity”) that is material to the Business is required to be obtained or made by the Seller Group (including the Transferred Subsidiaries) in connection with the execution, delivery and performance of this Agreement or any Ancillary Agreement to which any member of the Seller Group is or will be a party or the consummation of the Acquisition or the other transactions contemplated hereby.

Section 3.04    Transferred Subsidiaries.

(a)    Each Transferred Subsidiary is a legal entity duly organized, validly existing and, where applicable, in good standing under the Laws of the jurisdiction of its organization or incorporation, which are set forth in Section 3.04(a) of the Disclosure Schedule. Each Transferred Subsidiary is duly qualified or licensed to do business and, where applicable, is in good standing in each jurisdiction where the character or location of its assets or properties (whether owned, leased or licensed) or the nature of its business require such qualification or license, except as would not reasonably be expected to be material to the Business. Each Transferred Subsidiary has the requisite corporate (or similar organizational) power and authority necessary to enable it to own, operate, lease or otherwise hold its properties and assets and to carry on its business as currently conducted and to perform its obligations under all Contracts to which it is a party or by which it is bound. Section 3.04(a) of the Disclosure Schedule accurately sets forth each jurisdiction where each Transferred Subsidiary is qualified or licensed to do business.

(b)    Prior to the date hereof, Seller has made available to Purchaser: (i) complete and correct copies of the organizational documents of each Transferred Subsidiary currently in force and (ii) the statutory registers and records of each Transferred Subsidiary. Each Transferred Subsidiary has maintained the minutes and other records of the meetings and other proceedings (including any actions taken by written consent or otherwise without a meeting) of the shareholders (sócios; quotistas), management (administradores) and all committees of each Transferred Subsidiary, as applicable, which minutes or other records contain a complete and accurate summary of all such meetings, and all actions taken at such meetings or by written consent. All material actions taken and all material transactions entered into by each Transferred Subsidiary have been duly approved by all necessary action of the shareholders of such Transferred Subsidiary (as the case may be), as required by organizational documents of each Transferred Subsidiary or applicable Law. There has been no material violation of any of the provisions of the organizational documents of any Transferred Subsidiary and no Transferred Subsidiary has taken any action that is inconsistent in any material respect with any resolution adopted by such Transferred Subsidiary’s shareholders, officers or management (or similar body or committee thereof). The share or quota records, minute books and other records of each Transferred Subsidiary are accurate, up-to-date and complete in all material respects, and have been maintained in accordance with all applicable Laws.

(c)    Section 3.04(c) of the Disclosure Schedule sets forth each of the Transferred Subsidiaries and all of the authorized and outstanding quotas of each Transferred Subsidiary and the name of the record holders of such quotas. Target Subsidiary is wholly owned by Target. All of the outstanding quotas of capital stock or comparable interest in each Transferred Subsidiary have been duly authorized, validly issued and are fully paid and, as applicable, non-assessable. Upon consummation of the transactions contemplated in this Agreement, Purchaser shall be the record and beneficial owner of all Transferred Quotas. Except as set forth in Section 3.04(c) of the Disclosure Schedule, there are no outstanding options, warrants, convertible securities or other rights, agreements, arrangements or commitments of any character relating to the Transferred Quotas or any other securities in any Transferred Subsidiary or obligating Seller or any Transferred Subsidiary to sell, issue, transfer, assign, pledge, encumber, hypothecate or otherwise dispose of or redeem, purchase or otherwise acquire any quotas of capital stock of, or any other comparable interest or securities in any Transferred Subsidiary. No Transferred Subsidiary owns, directly or indirectly, any capital stock, membership interest, partnership interest, joint venture interest or other equity interest in any other person. All of the Target Quotas have been issued and granted in compliance with: (i) all applicable Laws; and (ii) all requirements set forth in all applicable Contracts. None of the outstanding Target Quotas were issued in violation of any preemptive rights or other rights to subscribe for or purchase securities of the Transferred Subsidiaries. Upon the consummation of the Acquisition, Purchaser will hold quotas of capital stock of Target that represent eighty-one percent (81%) of all of the quotas of capital stock of Target issued and outstanding as of immediately following the Closing, and Seller will collectively hold quotas of capital stock of Target that represent nineteen percent (19%) of all of the quotas of capital stock of Target issued and outstanding as of immediately following the Closing.

(d)    Section 3.04(d) of the Disclosure Schedule accurately sets forth the names of the statutory and non-statutory officers of each Transferred Subsidiary.

Section 3.05    Financial Statements.

(a)    Section 3.05(a) of the Disclosure Schedule sets forth (a) the consolidated unaudited balance sheet of the Transferred Subsidiaries as of April 30, 2023 and the related consolidated unaudited statement of operations for the nine (9)-month period ended April 30, 2023, (b) the consolidated, audited balance sheet of the Transferred Subsidiaries as of July 31, 2022 and the unconsolidated audited statements of operations for each Transferred Subsidiary for the fiscal year ended July 31, 2022, (c) the audited balance sheet of the Target as of July 31, 2021 and the related audited statement of operations for the fiscal year ended July 31, 2021 and (d) the consolidated unaudited balance sheet of the Transferred Subsidiaries as of July 31, 2021 and the related consolidated unaudited statement of operations for the fiscal year ended July 31, 2021 (collectively, the “Financial Statements”). The Financial Statements present fairly and accurately in all material respects the results of operations of the Business (including Transferred Subsidiaries), as applicable, as of the dates and for the periods referred to therein. The Financial Statements: (i) have been prepared in accordance with Brazilian GAAP applied on a consistent basis through the periods indicated therein, (ii) have been prepared in accordance with true and complete books of account and other financial records of the Business (including Transferred Subsidiaries), as applicable, and (iii) with respect to unaudited Financial Statements, may be subject to normal quarterly and year-end adjustments. The books of account and other financial records of Seller and its affiliates relating to the Business (including Transferred Subsidiaries) are true, correct and complete and up to date in all material respects and have been since August 1, 2020, and are being, kept accurately in the ordinary course of business consistent with past practice and applicable Laws and accounting requirements, the transactions entered therein represent bona fide transactions, and the revenues, expenses, assets and liabilities of the Business (including Transferred Subsidiaries) have been properly recorded in each case in all material respects.

(b)    Section 3.05(b) of the Disclosure Schedule sets forth a complete and correct list of each item of Indebtedness for borrowed money of the Transferred Subsidiaries as of the date of this Agreement, identifying the creditor to which such Indebtedness is owed, the Contract pursuant to which the Indebtedness is owed and the amount of such Indebtedness as of close of business on the date of this Agreement. Except as set forth on Section 3.03(a) of the Disclosure Schedule or Section 3.05(b) of the Disclosure Schedule, no such Indebtedness contains any restriction upon (i) the prepayment of any of such Indebtedness, (ii) the incurrence of any other Indebtedness by a Transferred Subsidiary or the Business, or (iii) the ability of the Transferred Subsidiary or Seller to grant any Lien on any of the Transferred Subsidiaries’ assets. Except as set forth on Section 3.05(b) of the Disclosure Schedule, with respect to each item of such Indebtedness, the Transferred Subsidiaries or Seller, as applicable, is not in default and no payments are past due. Neither Seller nor the Transferred Subsidiaries have received any written notice of a default (in each case, that has not been waived or remains pending as of the date of this Agreement) with respect to any item of such Indebtedness. Neither Transferred Subsidiary has guaranteed any Indebtedness or any other obligation of any other Person.

Section 3.06    Absence of Certain Changes. From the Most Recent Quarter-End Date until the date hereof,

(a)    the Transferred Subsidiaries have conducted the Business in the ordinary course of business consistent with past practice,

(b)    there has not been any event, occurrence or development that has had, or would be reasonably expected to have, a Material Adverse Effect,

(c)    no member of the Seller Group has suffered any loss, damage, destruction or other casualty affecting any of the Transferred Subsidiaries or the Business that would be material to the Business, whether or not covered by insurance, and

(d)    except for matters primarily relating to the process for the sale of the Business or as otherwise set forth in Section 3.06 of the Disclosure Schedule, neither Transferred Subsidiary has taken any action that, if taken after the date of this Agreement, would constitute a material breach of any of the covenants set forth in Section 5.01.

Section 3.07    No Undisclosed Liabilities. Neither Transferred Subsidiary has any Liabilities of any type required to be reflected on or reserved against in, or to be disclosed in the notes to, a consolidated balance sheet prepared in accordance with Brazilian GAAP, other than:

(a)    liabilities provided for in the Financial Statements or any notes thereto;

(b)    liabilities incurred in the ordinary course of business since the Most Recent Quarter-End Date (none of which results from, arises out of, relates to, is in the nature of or was caused by any breach of contractual obligation, breach of representation or warranty, tort, infringement or violation of Law); and

(c)    liabilities and obligations incurred in connection with the Acquisition and the other transactions contemplated hereby.

Section 3.08    Title to Assets and Quotas.

(a)    Seller has good and valid title to the Transferred Quotas owned by it as set forth in Section 3.04(c) of the Disclosure Schedule, free and clear of any Liens other than Permitted Liens. Other than this Agreement, the

Transferred Quotas are not subject to any voting trust agreement or other Contract restricting or otherwise relating to the voting, profit share rights or disposition in any manner of any Transferred Quotas or any right, title or interest in or to any Transferred Quotas.

(b)    Each Transferred Subsidiary owns, and has good and valid title to, all material assets purported to be owned by it as reflected in the Financial Statements (other than to the extent sold or otherwise disposed of in the ordinary course of business consistent with past practice). All of said assets are owned by each Transferred Subsidiary free and clear of any Liens, except for (i) mechanics’, carriers’, workmen’s, repairmen’s or other like Liens arising or incurred in the ordinary course of business consistent with past practices for amounts which are not delinquent, (ii) Liens for Taxes or other amounts due to Governmental Entities that are not due and payable or are being contested in good faith by appropriate proceedings for which appropriate reserves are being maintained in the Financial Statements, (iii) non-exclusive licenses of Intellectual Property Rights (which are the subject of Section 3.11) and (iv) other minor imperfections of title, licenses or Liens, if any, which do not, individually or in the aggregate, materially impair the continued use and operation of the assets to which they relate in the conduct of the Business as currently conducted (the Liens described in clauses (i) through (iv) above are referred to herein, collectively, as “Permitted Liens”). Each Transferred Subsidiary has valid leasehold interests in any material leased assets, free and clear of any Liens, except for Permitted Liens.

(c)    This Section 3.08 does not relate to Intellectual Property Rights, which is the subject of Section 3.11.

Section 3.09    Condition and Sufficiency of Assets.

(a)    The properties, rights and assets owned by, leased or licensed to or otherwise held for use by the Transferred Subsidiaries, together with any services (and the assets, properties and rights used to perform such services) and Intellectual Property Rights and Technology provided or licensed by Seller and SMART Cayman or their affiliates pursuant to any Ancillary Agreement, collectively constitute all of the assets, properties and rights that are necessary to carry on the Business immediately after the Closing in all material respects as it is currently being conducted. The foregoing shall not be deemed a representation or warranty of non-infringement of third-party Intellectual Property Rights.

(b)    All tangible machinery and equipment owned by the Transferred Subsidiaries have been maintained in accordance with generally accepted industry practice, are in good operating condition and repair (ordinary wear and tear excepted) and are suitable and adequate in all material respects for continued use in the manner in which they are presently being used.

Section 3.10    Real Property.

(a)    Section 3.10 of the Disclosure Schedule sets forth (i) all real property which any of the Transferred Subsidiaries licenses, occupies, leases (as tenant) or subleases (as subtenant) and (ii) all real property which Seller or any of its retained subsidiaries licenses, occupies leases or subleases primarily in the conduct of the Business (collectively, the “Real Property”) and (iii) all leases, subleases, licenses and other occupancy agreements (and all amendments, modifications, assignments or other agreements related thereto) pursuant to which Seller or any of its subsidiaries has a right to use, occupy or possess the Real Property or a third party has a right to use, occupy or possess the Real Property (such agreements shall be collectively referred to herein as the “Leases”), including the name of the lessor or sublessor. Seller has made available to Purchaser true and complete copies of all Leases. Neither of the Transferred Subsidiaries owns, and has ever owned, any real property. The Real Property constitutes all of the material real property used in conducting the Business as currently conducted. Except for Leases for residential premises subject to an annual rent of no more than $20,000, Seller has made available to Purchaser true and complete copies of all Leases.

(b)    The Transferred Subsidiaries do not occupy and none of the Real Property meets the conditions to be rural real estate property, real estate property located in the borderland, or real estate property subject to the fee farm regime or occupation rights in relation to any public or private entity.

(c)    The Transferred Subsidiaries’ and Seller’s leasehold interests in the Real Property are free and clear of any Lien of any nature (other than Permitted Liens), including, any in rem collateral (i.e., pledge, attachment, mortgage, fiduciary sale), security interest, civil or administrative easements, usufruct or any other in rem right of fruition.

(d)    All Taxes imposed by or payable to any Governmental Entity (including the Urban Land and Building Tax (IPTU)) related to the Real Property, have been duly paid, and there are no pending Taxes with respect to the Real Property (which, for the avoidance of doubt, shall not take into account any suspended enforceability), or any outstanding Taxes that may affect the Real Property.

(e)    The lease agreements of the Industrial Buildings are duly registered with the competent Real Estate Registry Office (Cartório de Registro de Imóveis) and are compliant with all applicable Laws, including Brazilian Law No. 8,245/1991, as amended.

(f)    No member of the Seller Group (including the Transferred Subsidiaries) has assigned, leased, subleased, licensed, pledged or granted any other person, other than a Transferred Subsidiary, a right to use, occupy or purchase the Real Property or any portion thereof. No member of the Seller Group (including the Transferred Subsidiaries) has received written notice of, and to the Knowledge of Seller, there are no pending or threatened condemnation, expropriation, eminent domain, adverse possession, claims of adverse rights or similar proceedings affecting all or any material portion of any Real Property.

(g)    The Seller Group, collectively, has valid leasehold interests in all Real Property, except where the failure to have such valid leasehold interests would not reasonably be expected to be material.

Section 3.11    Intellectual Property.

(a)    Section 3.11(a) of the Disclosure Schedule sets forth, as of the date hereof, all unexpired Patents, all unexpired Trademark registrations, all unexpired Copyright registrations, all unexpired domain name registrations, and all pending applications for issuance or registration of any of the foregoing, in each case, that are Business Intellectual Property (collectively, the “Registered Business Intellectual Property”), indicating for each item of Registered Business Intellectual Property, (A) the jurisdiction in which such item of Registered Business Intellectual Property has been registered or filed and the applicable application, registration, or serial or other similar identification number, and (B) any other Person that has an ownership interest in, or rights restricting the free and clear use by the Transferred Subsidiaries or the Business of, such item of Registered Business Intellectual Property and the nature of such ownership interest or rights. All Registered Business Intellectual Property is valid, subsisting, and, with respect to registrations and to the Knowledge of Seller, enforceable. No interference, opposition, reissue, reexamination, or other Proceeding is or, since July 31, 2018, has been pending in which the scope, validity, or enforceability of any Registered Business Intellectual Property is being contested or challenged. All necessary registration, maintenance and renewal fees in connection with Registered Business Intellectual Property that are or will be due for payment on or before the Closing Date have been or will be timely paid and all necessary documents and certificates in connection with Registered Business Intellectual Property that are or will be due for filing before the Closing Date have been or will be timely filed with the relevant Governmental Entity for maintaining the Registered Business Intellectual Property.

(b)    Except as set forth in Section 3.11(b) of the Disclosure Schedule, SMART Cayman or a Transferred Subsidiary, as applicable, exclusively owns all Business Intellectual Property, free and clear of all Liens, other than Permitted Liens. Except as set forth in Section 3.11(b) of the Disclosure Schedule, SMART Cayman has the right to grant the perpetual licenses in the Intellectual Property License Agreement without the consent of any third party. To the Knowledge of Seller, neither the execution, delivery or performance of this Agreement, nor the consummation of any of the transactions or agreements contemplated by this Agreement, will, with or without notice or the lapse of time or both, result in, or give any other Person the right or option to cause or declare, a loss of, or Lien on, any Business Intellectual Property.

(c)    No member of the Seller Group has entered into any written agreement granting any license or other rights to or over any Business Intellectual Property that limits or restricts the ability of any Transferred Subsidiary to use, assert, enforce, or otherwise exploit the Business Intellectual Property.

(d)    The operation of the Business as previously conducted since July 31, 2021, and as currently conducted, does not infringe, misappropriate, or otherwise violate any Intellectual Property Rights of any other Person. No infringement, misappropriation, or similar claim or Proceeding is pending or has been since July 31, 2021, threatened in writing against any member of the Seller Group that is related to the operation of the Business. Since July 31, 2021, no member of the Seller Group has received any notice relating to any actual, alleged, or suspected infringement, misappropriation, or violation of any Intellectual Property Rights of another Person by any Business Intellectual Property or by the operation of the Business. To the Knowledge of Seller, there is no infringement, misappropriation or other violation by any Person of any of the Business Intellectual Property.

(e)    The Transferred Subsidiaries exclusively own all the Intellectual Property Rights in relation to the proprietary software “PEMACOM” (registration no.: BR512021000337-3) (the “PEMACOM Software”) and except as set forth in Section 3.11(e) of the Disclosure Schedule, such software does not incorporate Intellectual Property Rights of another Person. Except as set forth in Section 3.11(e) of the Disclosure Schedule, the PEMACOM Software does not incorporate software licensed under open-source licenses in its source code. No member of the Seller Group has ever escrowed or otherwise divulged for the purpose of contingent or delayed disclosure any source code in and to the PEMACOM Software.

(f)    The Transferred Subsidiaries and the Business do not use any open source software or any modification or derivative thereof (i) in a manner that would grant or purport to grant to any Person any rights to or immunities under any of the Business Intellectual Property that is owned by the Transferred Subsidiaries, or (ii) under any license requiring the Transferred Subsidiaries or the Business to disclose or distribute any source code that is Business Intellectual Property that is owned by the Transferred Subsidiaries, to license or provide such source code for the purpose of making derivative works, or to make available for redistribution to any Person such source code at no or minimal charge.

(g)    The Transferred Subsidiaries or Seller, as applicable, have secured from each of their respective current and former (i) Business Service Providers and (ii) other Persons or third parties, in each case, who contributed to the creation, development, conception or reduction to practice of any Business Intellectual Property, including the PEMACOM Software (each Person, an “Author”), written agreements containing an assignment of all of each Author’s rights, title and interest in and to any Intellectual Property Rights arising in connection with the service performed by each Author for or on behalf of any Transferred Subsidiary or Seller, as applicable, and, to the fullest extent permitted under applicable Law, each Author has waived all non-assignable rights therein, including moral rights.

(h)    The Seller Group has taken commercially reasonable steps to protect the confidentiality of any Trade Secret Rights included in the Business Intellectual Property.

(i)    No funding, facilities, or personnel of any Governmental Entity or any public or private university, college, or other educational or research institution were used, directly or indirectly, to develop or create, in whole or in part, any Business Intellectual Property.

(j)    No member of the Seller Group is or has ever been a member or promoter of, or a contributor to, any industry standards body or similar organization that could require or obligate the offer to grant any other Person any license or right to any Business Intellectual Property.

(k)    The Seller Group has taken commercially reasonable steps to protect from contaminants the information technology systems (the “IT Systems”). To the Knowledge of Seller, there is no virus, worm, Trojan horse or similar disabling code or program in any of the IT Systems, and the Transferred Subsidiaries have not received any complaints from any customers related to any such malicious code. The Seller Group has in place commercially reasonable disaster recovery plans and procedures for the IT Systems and have taken commercially reasonable steps to safeguard the security of the IT Systems. In the last twelve (12) months, there has not been any material failure with respect to any of the IT Systems that has not been remedied or replaced in all material respects.

Section 3.12    Contracts.

(a)    Section 3.12(a) of the Disclosure Schedule sets forth, as of the date hereof, each Transferred Contract of the following types:

(i)    a collective bargaining agreement or other Contract with any labor organization, trade union, works council or similar bargaining representative (a “Collective Agreement”);

(ii)    a Contract with any Top Customer (as defined below), including purchase orders covering a payment amount of $2,000,000 or more, other than (A) in the ordinary course of business, (B) non-disclosure agreements, (C) sales acknowledgments, (D) purchase orders covering a payment amount of under $2,000,000 or (E) statements of work that have been satisfied in full;

(iii)    a Contract with any Top Vendor (as defined below), including a purchase or service order covering a payment amount of $1,000,000 or more, other than (A) non-disclosure agreements, (B) sales acknowledgments, (C) purchase or service orders covering a payment amount of under $1,000,000 or (D) statements of work that have been satisfied in full;

(iv)    a Contract under which any Transferred Subsidiary has borrowed any money from, or issued any note, bond, debenture or other evidence of indebtedness of borrowed money to, any person, including any guarantee relating thereto (other than any Contract that will be terminated prior to or as of the Closing);

(v)    a Contract concerning the establishment, control, maintenance or operation of a partnership, joint venture or other similar agreement or arrangement, in each case that is material to the Business;

(vi)    all material Leases;

(vii)    a Contract (A) pursuant to which a distributor (including any affiliate of Seller) has the right to distribute or resell products of the Business and (B) involving aggregate payments in excess of $100,000 in the twelve (12)-month period ended January 31, 2023;

(viii)    any Contract that is a mortgage, indenture, guaranty, financial, loan or credit agreement, security agreement or is a Contract to which any Transferred Subsidiary is a party creating or granting any Lien on any assets or properties of any Transferred Subsidiary, other than Permitted Liens;

(ix)    any Contract that is a hedging, futures, options or other derivative Contract;

(x)    any Contract for the acquisition of any Person or any business unit thereof or the disposition of any assets, other than (A) Contracts for acquisitions or dispositions of inventory in the ordinary course of business or (B) for acquisitions or dispositions that were consummated more than three (3) years prior to the date hereof;

(xi)    any royalty or similar Contract based on the revenues or profits of any Transferred Subsidiary;

(xii)    any Contract of indemnification or guaranty to any Person not made in the ordinary course of business;

(xiii)    any Contract with any Governmental Entity;

(xiv)    any Contract relating to the acquisition or disposition of any business or material portion of the assets of any Person (whether by merger, sale of stock, sale of assets or otherwise);

(xv)    any Contract under which the Transferred Subsidiaries have an obligation with respect to an “earn out,” contingent purchase price, or similar contingent payment obligation;

(xvi)    any Contract (A) containing covenants that restrict or limit in any material respect the ability of any Transferred Subsidiary to engage in the Business or compete with respect to the Business with any Person or in any geographic area or the ability of any affiliate of any Transferred Subsidiary (other than the Transferred Subsidiaries themselves) to solicit customers or employees; (B) involving the grant of “most favored nation” status to any Person; or (C) granting any exclusive rights to sell or distribute any product or services of the Business to any Person or imposing obligations to exclusively purchase or acquire any products or services from any Person;

(xvii)    any Contract that contains a license, sublicense or other provision under which any Transferred Subsidiary is granted or assigned rights by others in Business Intellectual Property, other than (A) Contracts for generally commercially available software (including open source materials), (B) for non-specific Intellectual Property Rights granted under a Transferred Subsidiary’s standard forms for employees and contractors, (C) permitted use rights granted in non-disclosure agreements, and (D) non-exclusive licenses of third party Trademarks solely for the inclusion of such Trademarks in a customer list or similar marketing purposes;

(xviii)    any Contract that contains a license, sublicense or other provision under which a Transferred Subsidiary has granted or assigned rights to others in Business Intellectual Property, other than (A) non-exclusive licenses granted to customers in the ordinary course of business under a Transferred Subsidiary’s standard forms for such customer relationships previously made available to Purchaser, (B) permitted use rights granted in non-disclosure agreements, (C) non-exclusive rights granted to vendors and service providers for the limited purpose of providing the applicable services to a Transferred Subsidiary, or (D) non-exclusive licenses to Trademarks entered into in the ordinary course of business for inclusion of such Trademark in a customer list or similar immaterial marketing purposes;

(xix)    a Contract that is required to be filed by Seller Guarantor as a “material contract” pursuant to Item 601(b)(10)(i) of Regulation S-K under the Securities Act;

(xx)    any Contract between any member of the Seller Group or any of its affiliates (other than a Transferred Subsidiary), on the one hand, and any Transferred Subsidiaries, on the other hand, that is currently in effect;

(xxi)    any Contract involving capital expenditures by a Transferred Subsidiary in excess of $1,500,000 in the aggregate, whether or not made in the ordinary course of business consistent with past practices, which has material ongoing obligations following the date hereof;

(xxii)    any Contract relating to the settlement of any Proceeding pursuant to which any Transferred Subsidiary or the Business will have any material outstanding obligations after the Closing;

(xxiii)    (A) any Contract with an Employee that provides for annual base compensation in excess of $80,000 that materially deviates from the standard form of employment agreement of the Transferred Subsidiaries that has been made available to Purchaser and (B) any Contract with any Employee that provides for retention or stay bonus, severance or advance notice of termination that extends beyond what is required pursuant to applicable Laws, change in control bonus or accelerated vesting, or other material compensation amount or benefits that, in each case, will be payable or due as a result of the consummation of any of the transactions contemplated by this Agreement;

(xxiv)    any Contract that provides that fees or expenses of any outside accountants, external legal counsel or other outside advisors retained by the Seller Guarantor or its affiliates in connection with this Agreement and the transactions contemplated hereby will be owed and paid by a Transferred Subsidiary;

(xxv)    any Contract which provides for indemnification of any officer, director, manager or employee by a Transferred Subsidiary (with respect to actions in such capacity);

(xxvi)    any Contract entered into since January 31, 2023 (other than Employee Benefit Plans) that contemplates or involves: (A) the payment or delivery of cash or other consideration by the Business (including any Transferred Subsidiary) in an amount or having a value in excess of $200,000 individually, or $1,000,000 in the aggregate when taken together with all other Contracts involving such Person or such Person’s affiliates; or (B) the performance of services or provision of products by the Business (including any Transferred Subsidiary) having a value in excess of $200,000 individually, or $1,000,000 in the aggregate when taken together with all other Contracts involving such Person or such Person’s affiliates; and

(xxvii)    any material management, consulting, contractor, relocation, repatriation or expatriation agreement or other Contract between a Transferred Subsidiary and any Business Service Provider that is not terminable at will without the payment of severance or other termination payments or benefits beyond that which is required by applicable Laws.

(b)    All Contracts set forth or required to be set forth in Section 3.12 of the Disclosure Schedule (including, for the avoidance of doubt, any Contract that would have been required to be identified in Section 3.12 of the Disclosure Schedule had Section 3.12 of the Disclosure Schedule been made at the Closing), all purchase orders issued by or to a Top Customer or Top Vendor in an amount greater than $200,000 and not otherwise required to be set forth in Section 3.12 of the Disclosure Schedule and all material Contracts with Employees that provide for annual base compensation in excess of $80,000 (such Contracts, the “Business Contracts”) are valid, binding and in full force and effect, subject, as to enforcement, to the Enforceability Exceptions. The true, correct and complete copies of all written Business Contracts (including all amendments, supplements, modifications, annexes or schedules thereto) have been made available to Purchaser (subject to redactions to the extent required to comply with applicable Information Privacy and Security Laws relating to the safeguarding of Personal Data). Section 3.12(b) of the Disclosure Schedule provides an accurate and complete description of the material terms of each Business Contract that is not in written form.

(c)    Except as set forth in Section 3.12(c) of the Disclosure Schedule, none of the Transferred Subsidiaries nor any of their affiliates is or, since July 31, 2021, has been (and continue to be subject to ongoing obligations in connection therewith) in material breach or default under the Business Contracts, and, to the Knowledge of Seller, no other party to any Business Contract is or, since July 31, 2021, has been (and continue to be subject to ongoing obligations in connection therewith) in material breach or default thereunder. No event has occurred, and, to the Knowledge of Seller, no circumstance or condition exists, that (with or without notice or lapse of time) will or would reasonably be expected to (i) result in a material violation or breach of any of the provisions of any Business Contract; (ii) give any Person the right to declare a material default or exercise any remedy under any Business Contract; (iii) give any Person the right to accelerate the maturity or performance of any Business Contract; or (iv) give any Person the right to cancel, terminate or materially modify or declare void any Business Contract. No member of the Seller Group (including the Transferred Subsidiaries) nor any of its affiliates has received any written notice or, to the Knowledge of Seller, other communication regarding any actual or possible violation or breach of, or material default under, any Business Contract. No member of the Seller Group (including the Transferred Subsidiaries) nor any of its affiliates has waived any of their material rights under any Business Contract.

Section 3.13    Taxes.

(a)    With respect to the Transferred Subsidiaries: (i) all material Tax Returns required to be filed by the Transferred Subsidiaries for Pre-Closing Tax Periods have been filed and such Tax Returns are complete and accurate in all material respects, (ii) all material Taxes shown to be due on such Tax Returns have been paid in full by the due date thereof, (iii) as of the date of this Agreement, no material claims are pending or have been threatened in writing with respect to any such Taxes, and (iv) as of the date of this Agreement, there has been no written notice of pending or threated investigations, inquiries or audits by any Tax authority with respect to any such Taxes.

(b)    The Transferred Subsidiaries are, and have been, in compliance in all material respects with all applicable Laws with respect to the appropriate use of Tax Benefits, including the obtainment and maintenance of such Tax Benefits. The Seller Group has not engaged in any conduct that would result in the loss of any PADIS Tax Credit or Corporate Income Tax Recoverable.

(c)    The Transferred Subsidiaries are Brazilian tax residents and have not constituted or been deemed as having constituted any permanent establishment in any other jurisdiction.

(d)    The Transferred Subsidiaries are, and have at all times been, in compliance in all material respects with the transfer pricing provisions of applicable Tax Laws, including the contemporaneous documentation requirements thereof, when conducting the Business.

(e)    The Transferred Subsidiaries are not bound by any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement, voluntary disclosure agreement or closing agreement relating to any material Tax (excluding, for the avoidance of doubt, any agreement entered into in the ordinary course of business the primary purpose of which does not relate to Taxes).

(f)    Notwithstanding anything in this Agreement to the contrary, no representation or warranty is made with respect to the liability for Taxes of the Transferred Subsidiaries for Tax periods (or portions thereof) beginning on or after the Closing Date (except to the extent a breach of the second sentence of Section 3.13(b) or of Section 3.13(e) results in Taxes imposed with respect to such later periods (or portions thereof)).

Section 3.14    Legal Proceedings. Section 3.14 of the Disclosure Schedule sets forth, as of the date hereof, each Proceeding pending or threatened in writing or, to the Knowledge of Seller, verbally against any member of the Seller Group Related to the Business, directly or indirectly, against the Transferred Subsidiaries or, to the Knowledge of Seller, against any of the Representatives of the Seller Group regarding their actions as such with respect to the Business and which, in all cases, would (a) reasonably be expected to be, individually or in the aggregate, material to the Business or (b) reasonably be expected to prevent or materially interfere with or delay the consummation of the Acquisition or the other transactions contemplated hereby. Except as set forth in Section 3.14 of the Disclosure Schedule, no member of the Seller Group is party or subject to or in default under any unsatisfied Judgment (that is applicable to the conduct of the Business), other than such Judgments that are not reasonably likely to be, individually or in the aggregate, material to the Business or the Transferred Subsidiaries, taken as a whole, or reasonably be expected to prevent or materially interfere with or delay the consummation of the Acquisition or the other transactions contemplated hereby. No member of the Seller Group has received any written notice of, and to the Knowledge of Seller, there does not exist, any outstanding Judgment or pending or threatened Proceeding by, any Governmental Entity relating to the Business, Seller’s or any of its subsidiaries’ ownership of the Transferred Subsidiaries, or any of the Representatives of Seller or any of its subsidiaries regarding their actions as such relate to the Business, or the Acquisition.

Section 3.15    Environmental and Health and Safety Matters. Except as set forth in Section 3.15 of the Disclosure Schedule, (a) each Transferred Subsidiary is and, since July 31, 2021 has been, in compliance in all material respects with all applicable Environmental Laws or Occupational Health and Safety Laws, which compliance includes the possession by the Transferred Subsidiaries of all material Permits required under applicable Environmental Laws, and compliance in all material respects with the terms and conditions thereof, (b) no member of the Seller Group has received any written notice or other written communication or, to the Knowledge of Seller, any verbal notice or other verbal communication from any applicable Governmental Entity, citizens group, current or former Business Service Providers or otherwise, of any violation of or noncompliance with any applicable Environmental Law or Occupational Health and Safety Laws (including the lack of any license for the current use or operation of any property owned, operated or leased by the Transferred Subsidiaries), (c) to the Knowledge of Seller, no current or prior owner of any property leased or controlled by any Transferred Subsidiary has received any notice or other communication, whether from a Governmental Entity, citizens group, current or former Business Service Providers or otherwise, that alleges that such current or prior owner or any Transferred Subsidiary is not in compliance with any Environmental Law or Occupational Health and Safety Law, (d) there are no Proceedings concerning compliance with Environmental Law pending or threatened in writing or, to the Knowledge of Seller, verbally against Seller which is Related to the Business or against the Transferred Subsidiaries by any third party, including any Governmental Entity, and (e) no Transferred Subsidiary has disposed of or released any Hazardous Materials on or at the Real Property in violation in any material respect of any applicable Environmental Laws. To the Knowledge of Seller, no Hazardous Materials are stored or contained on or under any of the Real Property, whether in storage tanks, landfills, pits, ponds, lagoons or otherwise, other than in compliance in all material respects with applicable Environmental Laws. No Transferred Subsidiary has entered into any Contract that may require it to guarantee, reimburse, pledge, defend, hold harmless or indemnify any other party with respect to Liabilities arising out of any Environmental Law or Occupational Health and Safety Law. All Permits currently held by the Transferred Subsidiaries pursuant to Environmental Laws that are material to the Business are scheduled in Section 3.15 of the Disclosure Schedule. Seller has made available to Purchaser accurate and complete copies of all internal and external environmental audits and studies in its or any of its affiliates’ possession or control, if any, relating to the Business or its operations and all correspondence with Governmental Entities on substantial environmental matters relating to the Business or its operations.

Section 3.16    Employee Benefit Plans; Labor.

(a)    Section 3.16(a) of the Disclosure Schedule sets forth, to the extent permitted under applicable Law, the names or employee ID number of all Employees as of the date of this Agreement and for each Employee: his or her (i) date of service; (ii) job title; (iii) principal work location; (iv) employment classifications (including whether each Employee is (A) full-time or part-time, (B) hourly or salaried or (C) an employee or contractor); (v) classification as exempt or non-exempt under applicable overtime, wage and hour regulation, if applicable; (vi) their hourly rate of compensation, annualized salary and target bonus and whether they are generally eligible to participate in health and welfare plans; (vii) the sick time to which such persons are entitled and which have accrued, if applicable; (viii) their accrued and unpaid vacation; (ix) whether such persons are on leave or scheduled to be on leave (and if so, the category of leave, the date on which such leave commenced or will commence and the date of expected return to work, if known); and (x) visa status for expatriate Employees, if applicable. Except as would not reasonably be expected to be, individually or in the aggregate, material to the Business, there are no written or unwritten policies or customs that, by extension, could entitle any Employee to benefits in addition to those to which they are entitled pursuant to applicable Laws, other than those included in the Employee Benefit Plans. No Transferred Subsidiary has made any written promises or commitments and, to the Knowledge of Seller, any verbal promises or commitments to any Employee with respect to any future changes or increases to his or her compensation or benefits, except as set forth in Section 3.16(a), Section 3.16(b) and Section 5.01(a)(iv) of the Disclosure Schedule. Except as set forth in Section 3.16(a) of the Disclosure Schedule, as of the date of this Agreement, there are no Business Service Providers engaged on an independent contractor or other non-employee basis in connection with the Business.

(b)    Section 3.16(b) of the Disclosure Schedule contains a true and complete list, as of the date of this Agreement, of each “employee benefit plan,” as defined in Section 3(3) of ERISA, and each material Contract between any Transferred Subsidiary or Seller, on one hand, and any current or former Business Service Provider, on the other hand, and each other material plan, program, policy, Contract or arrangement providing for compensation, bonuses, commission, profit-sharing, stock or stock option or other stock or equity related rights or other forms of incentive or deferred compensation, change in control pay, pension, retirement, paid time off, vacation benefits, loan, health or medical benefits, disability or sick leave benefits, life or other insurance, educational assistance, severance benefits, termination pay or other employee benefits or remuneration of any kind, whether written or unwritten, funded or unfunded, which is sponsored or maintained by Seller, Seller Guarantor or their respective affiliates for the benefit of any current or former Business Service Provider and with respect to which any Transferred Subsidiary has or may have any material Liability, in each case, other than plans, programs or policies maintained by a Governmental Entity (each, an “Employee Benefit Plan”). Prior to the date of this Agreement, copies of the Employee Benefit Plans (or summaries thereof) have been made available to Purchaser subject to redactions to the extent required to comply with applicable Information Privacy and Security Laws relating to the safeguarding of Personal Data. As of the date of this Agreement, all of the Seller Guarantor RSUs or Seller Guarantor Options that are issued, outstanding and unvested and held, of record or beneficially, by any Employees are set forth in Annex C-1 and Annex C-2 to the Disclosure Schedule. Except for what’s set forth in Annex C-1 or Annex C-2 to the Disclosure Schedule, no Employee holds, of record or beneficially, any Seller Guarantor RSUs or Seller Guarantor Options that are unvested or any other unvested equity or equity-linked security of any member of the Seller Group.

(c)    No Employee Benefit Plan constitutes a multiemployer plan (within the meaning of Section 3(37) of ERISA) or a nonqualified deferred compensation plan (as defined in Section 409A(d)(1) of the United States Internal Revenue Code of 1986, as amended) or provides cash compensation which is fully vested or has been earned but the actual payment of which has been deferred to a date beyond the month or year in which it was vested or earned (other than (i) items reflected as a Current Liability in Net Working Capital or (ii) items that are discharged prior to the Closing).

(d)    There are no ongoing or, to the Knowledge of Seller, threatened union organizing activities involving Employees. There are, and over the past five (5) years have been, (i) no labor strikes, slowdowns, work stoppages or disruptions, or lockouts pending or, to the Knowledge of Seller, threatened against any Transferred Subsidiary that would result in any material interruptions to their regular ongoing operations; (ii) no material unfair labor practice charge or complaint involving any current or former Employee is pending or, to the Knowledge of Seller, threatened; (iii) except as disclosed in Section 3.16(d) of the Disclosure Schedule, no material Employee-related dispute, grievance, judicial lawsuit or arbitration proceeding involving any current or former Employee is pending or, to the Knowledge of Seller, threatened; and (iv) no material action, complaint, charge, inquiry, proceeding or investigation by or on behalf of any Employee, former Employee, labor organization or other representative of the Employees is pending or, to the Knowledge of Seller, threatened. Except as would not reasonably be expected to be, individually or in the aggregate, material to the Business, each Transferred Subsidiary or Seller, as applicable, (A) is and over the past five (5) years has been in compliance with all applicable Laws and Judgments relating to employment, employment practices, compensation, benefits, hours, terms and conditions of employment, the termination of employment and other labor-related matters, in each case, as applicable to the Business and the current or former Business Service Providers, including the Brazilian Consolidation of Labor Laws (Decree-Law No. 5,452/1943, as amended), the Korean Labor Standards Act and Employee Retirement Benefit Security Act of Korea and Laws and Judgments relating to discrimination, labor relations, leaves of absence, work breaks, classification of employees, occupational health and safety, privacy, harassment (including sexual harassment), retaliation, equal opportunity, fair employment practices, immigration, work authorization or wrongful discharge; (B) has withheld and reported all amounts required by any applicable Law to be withheld and reported with respect to wages, salaries and other payments or compensation to any Employee; (C) has no Liability for any arrears of wages or any Taxes or social security contributions payable with respect to such amounts or any penalty for failure to comply with any of the foregoing in respect of any current or former Business Service Provider; and (D) has no Liability for any failure to make payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Entity with respect to unemployment compensation benefits, social security or other benefits or obligations for any current or former Business Service Provider.

(e)    Except as would not reasonably be expected to be, individually or in the aggregate, material to the Business, with respect to each Employee Benefit Plan: (i) such Employee Benefit Plan has been maintained in all material respects in accordance with all applicable requirements (including applicable Law), and (ii) any Employee Benefit Plan that is intended to qualify for special Tax treatment meets all material requirements for such treatment or has time remaining under applicable Laws to meet such requirements.

(f)    Each Business Service Provider that has been characterized as a contract laborer/worker, consultant or independent contractor by any Transferred Subsidiary has been properly characterized as such. Except where failure to comply would not reasonably be expected to result in a material Liability to a Transferred Subsidiary, no Business Service Provider that has been characterized as a contract laborer/worker, consultant or independent contractor by any Transferred Subsidiary has been improperly excluded from participation in any applicable Employee Benefit Plan.

Section 3.17    Compliance with Laws.

(a)    Except, in each case, for instances of noncompliance that would not reasonably be expected to have a Material Adverse Effect, since July 31, 2018, the Business (including each Transferred Subsidiary) has at all times been and is currently in compliance with all applicable Laws in all material respects. Neither Seller nor any of its affiliates has received written notification, or, to the Knowledge of Seller, oral notification of any suspected, potential or actual material violation or material non-compliance with respect to any Law. To the Knowledge of Seller, no condition or circumstance exists, that (with or without notice or lapse of time) constitutes a violation by the Business (including any Transferred Subsidiary) of, or a failure on the part of the Business (including any subsidiary) to comply with any Law in any material respect.

(b)    Since July 31, 2018, neither Transferred Subsidiary has: (i) received a written complaint or objection or, to the Knowledge of Seller, an oral compliant or objection to their collection or use of personal data from any data protection authority or other Governmental Entity; nor (ii) to the Knowledge of Seller, been the subject of any external investigation or audit or any Proceedings (whether of a criminal, civil or administrative nature) in respect of their processing of personal data.

(c)    Except as would not reasonably be expected, individually or in the aggregate, to be material to the Business, in respect of any personal data held by the Transferred Subsidiaries, all necessary Consents have been obtained from the individuals to whom the personal data relates as required by Information Privacy and Security Laws for the Purchaser and its affiliates (including the Transferred Subsidiaries following the Closing) to, following the Closing, carry on the Business as currently conducted.

(d)    The Transferred Subsidiaries, to the extent they process personal data and are required to register or notify any data protection authority, have made appropriate notifications and/or registration with the applicable data protection authorities.

(e)    In the past five (5) years, neither Transferred Subsidiary has (i) violated any applicable Anti-corruption Laws, or (ii) been the subject of any external investigation or audit or any proceedings (whether of a criminal, civil or administrative nature) related to compliance with Anti-corruption Laws.

(f)    No Transferred Subsidiary, nor, to the Knowledge of Seller, any director, officer, agent or employee of the Seller Group acting on behalf of the Transferred Subsidiaries or the Business (i) has, in business dealings with either the private or public sector, directly or knowingly indirectly given, made, offered or received or agreed to give, make, offer, or receive any payment (either themselves or in agreement with others), gift or other advantage which (A) would violate any applicable Anti-corruption Laws; (B) was intended to influence any person to act or reward any person for acting in breach of an expectation of good faith, impartiality or trust, for which it would otherwise be improper for the recipient to accept; or (C) was made to or for a public official with the intention of improperly influencing such public official and obtaining or retaining an advantage in the conduct of business, in each case as prohibited by the applicable Anti-corruption Laws (each of clauses (A) through (C), a “Corrupt Act”); or (ii) has received, agreed or attempted to receive the benefits of or profits from a crime or any Corrupt Act or agreed to assist any person to retain the benefits of or profits from a crime or any Corrupt Act.

(g)    Each Transferred Subsidiary maintains policies and procedures that are reasonably designed to promote continued compliance with applicable Anti-corruption Laws. Each Transferred Subsidiary maintains procedures and mechanisms for the internal reporting of actual or suspected violations of Anti-corruption Laws.

(h)    Neither Transferred Subsidiary is a “TID U.S. business” as defined in 31 C.F.R. § 800.248. No critical technology, as that term is defined in 31 C.F.R. § 800.215, will be transferred or licensed to Purchaser or any of its affiliates as a result of the consummation of the Acquisition and the other transactions contemplated by this Agreement and the Ancillary Agreements.

Section 3.18    Permits. Section 3.18 of the Disclosure Schedule identifies each Permit held by the Transferred Subsidiaries that is material to the Business, and Seller has made available to Purchaser accurate and complete copies of all Permits identified in Section 3.18 of the Disclosure Schedule. Except as set forth in Section 3.18 of the Disclosure Schedule, (a) all Permits set forth in Section 3.18 of the Disclosure Schedule that are material to the Business are valid and in full force and effect, (b) no member of the Seller Group or any Transferred Subsidiary is in default or violation, and, to the Knowledge of Seller, no condition exists or, that after notice or lapse of time or both, would reasonably be expected to result in default or violation of any term, condition or provision of or permit the revocation, cancellation, suspension or modification of any such Permit and (c) no Proceeding is pending or threatened in writing or, to the Knowledge of Seller, threatened verbally that would be reasonably expected to result in the revocation, cancellation, suspension or modification of any such Permit. Since July 31, 2021, no member of Seller Group has received any written notice or other written communication or, to the Knowledge of Seller, any verbal notice or other verbal communication from any Governmental Entity regarding (x) any actual or possible violation of or failure to comply with any term or requirement of any Permit, (y) any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any Permit or (z) any failure to obtain or receive any Permit. Since July 31, 2021, the Business has filed all applications that are required to have been filed for the obtaining, renewal or upkeep of any material Permit on a timely basis or with appropriate extensions, each with the appropriate Governmental Entity and all fees or other amounts required to be paid in connection therewith have been paid to the appropriate Governmental Entity. Since July 31, 2021, the Business has filed with the appropriate Governmental Entities, all material reports, statements, documents, registrations, waivers, filings or submissions required to be filed by it under applicable Law. Since July 31, 2021, each of such reports, statements, documents, registrations, waivers, filings and submissions complied with applicable Laws, and no material deficiencies have been asserted in writing or, to the Knowledge of Seller, verbally, by any Governmental Entity with respect to such reports, statements, documents, registrations, waivers, filings or submissions that have not been cured.

Section 3.19    Insurance. Section 3.19 of the Disclosure Schedule sets forth all insurance policies or binders, including those of fire, liability, product liability, umbrella liability, real and personal property, workers’ compensation, vehicular, fiduciary liability and other casualty and property insurance, maintained by the Transferred Subsidiaries for which the policy period has not yet ended, including any self-funded insurance policies or arrangements (collectively, the “Insurance Policies”), which Insurance Policies are in full force and effect. All premiums on the Insurance Policies have been timely paid or, if not yet due, accrued, and no written notice of cancellation, termination, non-renewal or material modification has been received by any member of the Seller Group with respect to any such Insurance Policy. Section 3.19 of the Disclosure Schedule sets forth, as of the date hereof, a list of all material claims currently pending under any such Insurance Policies. Seller has made available to Purchaser accurate and complete copies of the Insurance Policies. To the Knowledge of Seller, there is no material claim related to the Business by any member of the Seller Group pending under any of the Insurance Policies as to which coverage has been questioned, denied or disputed. In addition, to the Knowledge of Seller, there is no pending claim related to the Business of which its total value (inclusive of defense expenses) would reasonably be expected to exceed the limits of any such Insurance Policy. No Transferred Subsidiary currently maintains, participates in or contributes to any self-insurance plan. Except as set forth in Section 3.19 of the Disclosure Schedule, neither: (A) the execution, delivery or performance of this Agreement or any Ancillary Agreement nor (B) the consummation of the transactions contemplated by this Agreement or any Ancillary Agreement, will (with or without notice or lapse of time): (1) result in the cancellation, invalidation or termination, or give any Person the right to cancel, invalidate or terminate, any of the Insurance Policies or (2) result in the reduction of coverage, or give any Person the right to reduce the coverage, under any Insurance Policies.

Section 3.20    Data Privacy.

(a)    Since July 31, 2021, the Transferred Subsidiaries have at all times: (i) complied with all applicable Privacy Requirements, including, as applicable, with respect to principles of lawfulness, fairness and transparency of the Processing, retention and security of Personal Data and ensured that any Processing of Personal Data is justified on a valid legal basis, (ii) provided adequate information and notice to and obtained any necessary and valid Consents from data subjects when required under applicable Information Privacy and Security Laws for the Processing of Personal Data (including in relation to cookies or similar tracking technologies) as Processed by or for the Seller Group or any of its Transferred Subsidiaries solely in connection with the Business, and (iii) abided by any privacy choices (including opt-out preferences) and requests to exercise rights of access, rectification, erasure or any other applicable rights under applicable Privacy Requirements, in each case, except as would not reasonably be expected, individually or in the aggregate, to be material to the Business. Without limiting the foregoing, the operation of the Transferred Subsidiaries’ websites and services and the use and dissemination of Personal Data, including any third-party data, by or, to the Knowledge of Seller, on behalf of Seller Group (including the Transferred Subsidiaries) does not materially breach or violate, and have not materially breached or violated, any applicable Privacy Requirements. The Transferred Subsidiaries have implemented and maintained data protection policies, measures, records, controls and procedures concerning the Processing and security of Personal Data as required by applicable Information Privacy and Security Laws. Section 3.20 of the Disclosure Schedule sets forth a list of all Business Privacy Policies currently in effect (including those published on the website of the Transferred Subsidiaries) and copies of all such Business Privacy Policies have been made available to Purchaser.

(b)    The Transferred Subsidiaries have not suffered any unauthorized acquisition of, use of, disclosure of, impairment of, deletion of, destruction of, intrusion to, access to or breach of any Personal Data, confidential information, and/or computer systems, including any that (i) constitutes a breach under any applicable Privacy Requirements, including the LGPD; or (ii) would trigger a notification or reporting requirement to data protection authorities or data subjects under applicable Information Privacy and Security Laws, except, in each case, for instances that would not reasonably be expected to be material to the Business.

Section 3.21    Customers and Vendors.

(a)    Section 3.21(a) of the Disclosure Schedule sets forth a true and correct list of the Business’s top ten (10) currently active customers for (i) the fiscal year ended July 31, 2022, and (ii) the eight (8)-month period ended March 31, 2023, in each case, determined on a consolidated basis by aggregate gross revenues generated from such customers during each such period (together, the “Top Customers”), in each case identifying whether each such Top Customer is a direct customer (and if a direct customer, whether such customer is a Governmental Entity), a reseller or a distributor. As of the date hereof, no Transferred Subsidiary nor any other member of the Seller Group has received any written notice or, to the Knowledge of Seller, any oral notice from any such Top Customer to the effect that such Top Customer is terminating or materially altering its business relationship with the Business. Neither Seller nor any of its affiliates is engaged in any material dispute with any Top Customer.

(b)    Section 3.21(b) of the Disclosure Schedule sets forth a true and correct list of the Business’s top ten (10) currently active vendors and suppliers for (i) the fiscal year ended July 31, 2022, and (ii) the eight (8)-month period ended March 31, 2023, in each case, determined on a consolidated basis by aggregate expenditure on the products or services purchased from such vendors and suppliers during each such period (together, the “Top Vendors”). As of the date hereof, no Transferred Subsidiary nor any other member of the Seller Group has received any written notice or, to the Knowledge of Seller, any oral notice from any such Top Vendor to the effect that any such Top Vendor is terminating or materially altering its business relationship with the Business. Neither Seller nor any of its affiliates is engaged in any material dispute with any Top Vendor.

Section 3.22    Brokers and Finders. There is no investment banker, broker, finder, financial advisor or other intermediary that has been retained by or is authorized to act on behalf of Seller or any subsidiary thereof that might be entitled to any fee or commission in connection with the Acquisition other than Banco Itaú BBA S.A. whose fees and expenses will be paid by a member of the Seller Group (other than a Transferred Subsidiary).

Section 3.23    Bank Accounts. Section 3.23 of the Disclosure Schedule provides the following information with respect to each account maintained by or for the benefit of the Business (including each Transferred Subsidiary) at any bank or other financial institution: (a) the name of the bank or other financial institution at which such account is maintained; (b) the account number; (c) the type of account; and (d) the names of all Persons who are authorized to: (i) sign checks or other documents with respect to such account or transfer amounts from the relevant account; (ii) access such account, view the account balance and view the transactions with respect to such account, including all Persons with online and remote access; and (iii) input or release payments from such account. Except as set forth in Section 3.23 of the Disclosure Schedule, there are no outstanding powers of attorney executed by or on behalf of either Transferred Subsidiary.

Section 3.24    Interested Party Transactions. Except as set forth in Section 3.24 of the Disclosure Schedule, no current or former officer or director of any Transferred Subsidiary (nor any immediate family member of any of such Persons, or any trust, partnership or corporation in which any of such Persons has or has had an interest) (each, an “Interested Party”), has or has had, directly or indirectly, (a) any interest in any Person which furnished or sold, or furnishes or sells, services, products or Intellectual Property Rights that any Transferred Subsidiary furnishes or sells, or proposes to furnish or sell; (b) any interest in any Person that purchases from or sells or furnishes to any subsidiary any goods or services; (c) any interest in, or is a party to, any Contract to which the any member of Seller Group involved in the Business is a party (other than any Contracts for employment); (d) any interest in any material asset used in or otherwise relating to the Business; or (e) any Indebtedness to any Transferred Subsidiary (other than for ordinary travel advances); provided, however, that ownership of no more than 5% of the outstanding voting stock of a publicly traded corporation shall not be deemed to be an “interest in any Person” for purposes of this Section 3.24. All transactions pursuant to which any Interested Party has purchased any services, products or Intellectual Property Rights from, or sold or furnished any services, products or Intellectual Property Rights to, any Transferred Subsidiary have been on an arms-length basis on terms no less favorable to any Transferred Subsidiary than would be available from an unaffiliated party.

Section 3.25    Investigation; Other Representations and Warranties.

(a)    Each of Seller and Seller Guarantor acknowledges and agrees that, other than the representations and warranties of the Parent Group Companies or any of their respective affiliates specifically contained in Article IV, any Ancillary Agreement or the certificate delivered by Purchaser pursuant to Section 7.03(d), there are no representations or warranties of any Parent Group Company or any other Person either expressed or implied in connection with the Acquisition or any other transaction contemplated by this Agreement. Each of Seller and Seller Guarantor, together with and on behalf of their respective affiliates and Representatives, specifically disclaims that it or they are relying upon or have relied upon any such other representations or warranties that may have been made by any person, and each of Seller and Seller Guarantor, together with and on behalf of their respective affiliates and Representatives, acknowledges and agrees that the Parent Group Companies and their respective affiliates have specifically disclaimed and do hereby specifically disclaim any such other representation or warranty made by any person.

(b)    Except as expressly set forth in any representation or warranty in Article IV, or any Ancillary Agreement or the certificate delivered by Purchaser pursuant to Section 7.03(d), each of Seller and Seller Guarantor acknowledges and agrees that no Seller Indemnitee shall have any right to indemnification pursuant to Article IX with respect to, and no such person is relying on, any information, documents or materials (financial or otherwise) made available or otherwise furnished to or for Seller, Seller Guarantor, any Transferred Subsidiary, their affiliates or respective Representatives by any Parent Group Company or any of their affiliates, or any of their respective Representatives in connection with the transactions contemplated by this Agreement. Nothing in this Section 3.25 shall limit, or provide a defense against, any claim for Fraud.

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES OF PARENT GROUP COMPANIES

Each Parent Group Company hereby represents and warrants to Seller, as of the date hereof and as of the Closing Date, as follows.

Section 4.01    Organization. Each of the Parent Group Companies and each of their respective subsidiaries that is specified to be a party to any Ancillary Agreement (each, a “Parent Subsidiary”) is a legal entity duly organized, validly existing and, where applicable, in good standing under the Laws of the jurisdiction of its organization or incorporation.

Section 4.02    Authority; Execution and Delivery; Enforceability. Each of the Parent Group Companies and each Parent Subsidiary has the requisite corporate (or similar organizational) power and authority to execute and deliver this Agreement and the Ancillary Agreements to which it is or will be a party and to consummate the Acquisition and the other transactions contemplated by this Agreement and such Ancillary Agreements, as applicable. Except for the Required Parent Shareholder Approval, each of the Parent Group Companies and each Parent Subsidiary has taken all corporate (or similar organizational) action required by its articles of association, certificate of incorporation, bylaws and other organizational documents, as applicable, to authorize the execution and delivery of this Agreement and the Ancillary Agreements to which it is or will be a party and to authorize the consummation of the Acquisition and the other transactions contemplated by this Agreement and the Ancillary Agreements, as applicable. Each Parent Group Company has duly executed and delivered this Agreement and, prior to the Closing, each of the Parent Group Companies and each Parent Subsidiary will have duly executed and delivered each Ancillary Agreement to which it is contemplated hereby that it will be a party, and (assuming the due authorization, execution and delivery by Seller) this Agreement constitutes, and each Ancillary Agreement to which it will be a party will after the Closing (assuming the due authorization, execution and delivery of the other parties thereto) constitute, its legal, valid and binding obligation, enforceable against it in accordance with its terms subject, as to enforcement, to the Enforceability Exceptions.

Section 4.03    Non-Contravention and Approvals.

(a)    The execution, delivery and performance by each Parent Group Company and each Parent Subsidiary of this Agreement and each Ancillary Agreement to which it is or will be a party does not, nor the consummation by Purchaser of the Acquisition and the other transactions contemplated to be consummated by it by this Agreement and such Ancillary Agreements will, (i) conflict with or violate the articles of association, certificate of incorporation, bylaws and other organizational documents, of any Parent Group Company or any Parent Subsidiary, as applicable, (ii) result in a breach of or constitute a default (with or without due notice or lapse of time or both) under or create in any party the right to accelerate, terminate, modify, or cancel, or require any notice or consent under any material Contract to which any Parent Group Company is a party or by which any of their respective material assets is bound, (iii) conflict with or violate any Judgment or Law applicable to any Parent Group Company (iv) result in the creation of any Lien upon any of the material assets of any Parent Group Company, except, in the case of clauses (ii), (iii) and (iv), any such items that would not reasonably be expected to have a material adverse effect on the ability of any Parent Group Company to consummate the Acquisition and the other transactions contemplated by this Agreement (a “Purchaser Material Adverse Effect”).

(b)    No Consent of, license from, or registration, declaration or filing with, any Governmental Entity is required to be obtained or made by or with respect to any Parent Group Company or any Purchaser affiliate in connection with the execution, delivery and performance of this Agreement or the Ancillary Agreements or the consummation of the Acquisition, other than (i) compliance with and filings, notifications and approvals listed in Section 7.01(a) of the Disclosure Schedule or (ii) as would not reasonably be expected, individually or in the aggregate, to have a Purchaser Material Adverse Effect.

(c)    Purchaser’s economic group, as defined by CADE’s Resolution No. 33/2022 and interpreted by CADE’s precedents, does not meet the BRL 75 million revenue threshold in the year before the Closing pursuant to Law No. 12,529/2011.

Section 4.04    Legal Proceedings. There are not any (a) outstanding Judgments against any Parent Group Company or any of their affiliates or (b) Proceedings pending or, to the knowledge of Purchaser, threatened in writing against any Parent Group Company or any of their affiliates that, in any such case, would reasonably be expected, individually or in the aggregate, to have a Purchaser Material Adverse Effect.

Section 4.05    Availability of Funds. Parent, Parent Funding Entity or Purchaser has and will have on the Closing Date, sufficient immediately available funds to pay the Purchase Price and to perform Parent, Parent Funding Entity and Purchaser’s other obligations under this Agreement and any Ancillary Agreements (it being understood that the “PRC Outbound Direct Investment Procedures” set forth in Section 7.01(a) of the Disclosure Schedule shall be required to fund the Purchase Price and the Deferred Payment).

Section 4.06    Brokers and Finders. There is no investment banker, broker, finder, financial advisor or other intermediary who has been retained by or is authorized to act on behalf of a Parent Group Company that might be entitled to any fee or commission in connection with the Acquisition other than Citigroup Global Markets Asia Limited, whose fees and expenses shall be paid by Purchaser or its affiliates.

Section 4.07    Export Controls. No Parent Group Company intends to take any action that would violate, or take action that would cause Seller or any of its affiliates to violate, the U.S. Export Administration Regulations (15 C.F.R. Parts 730-774), including, but not limited to, 15 C.F.R. § 744.6 and 15 C.F.R. § 744.23, in connection with the Acquisition or any other transaction contemplated by this Agreement.

Section 4.08    Seller’s Representations; Independent Investigation.

(a)    Each Parent Group Company is a sophisticated purchaser and possesses such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of its investment under this Agreement. Each of the Parent Group Companies acknowledges and agrees that, other than the representations and warranties of Seller or any of its affiliates specifically contained in Article III (as qualified by the Disclosure Schedule), any Ancillary Agreement or the certificate delivered by Seller pursuant to Section 7.02(e), there are no representations or warranties of Seller or any other Person either expressed or implied with respect to the Business, the Transferred Quotas, the Transferred Subsidiaries or the transactions contemplated hereby, individually or collectively. Each Parent Group Company, together with and on behalf of their respective affiliates and Representatives, specifically disclaims that it or they are relying upon or have relied upon any such other representations or warranties that may have been made by any person, and each Parent Group Company, together with and on behalf of its affiliates and Representatives, acknowledges and agrees that Seller and its affiliates (including, before and after the Closing, the Transferred Subsidiaries) have specifically disclaimed and do hereby specifically disclaim any such other representation or warranty made by any person.

(b)    Except as expressly set forth in any representation or warranty in Article III, as qualified by the Disclosure Schedule, or any Ancillary Agreement or the certificate delivered by Seller pursuant to Section 7.02(e), each Parent Group Company acknowledges and agrees that no Purchaser Indemnitee shall have any right to indemnification pursuant to Article IX with respect to, and no such person is relying on, any information, documents or materials made available or otherwise furnished to or for a Parent Group Company, their respective affiliates or their respective Representatives by Seller, any of its affiliates, or any of their respective Representatives in connection with the transactions contemplated by this Agreement, including any financial projections or other statements regarding future performance, any management presentation or confidential information memoranda regarding, among other things, the Business provided to the Parent Group Companies, their affiliates or their respective Representatives and any other information, documents or material, whether oral or written, made available to the Parent Group Companies, their affiliates or their respective

Representatives in any “data room”, presentation, “break-out” discussions, responses to questions submitted on behalf of the Parent Group Companies, their affiliates or their respective Representatives or otherwise furnished to the Parent Group Companies, their affiliates or their respective Representatives in any form in expectation of the transactions contemplated hereby.

(c)    Nothing in this Section 4.08 shall limit, or provide a defense against, any claim for Fraud.

ARTICLE V.

COVENANTS

Section 5.01    Conduct of Business.

(a)    Except (i) as otherwise expressly required by this Agreement or any Ancillary Agreement, (ii) as required by Law or Judgment, (iii) for any matters set forth in Section 5.01 of the Disclosure Schedule, or (iv) for any matters consented to by Purchaser in writing (such consent not to be unreasonably withheld, conditioned or delayed), from the date of this Agreement until the earlier to occur of the Closing Date or the termination of this Agreement pursuant to Section 8.01, (A) Seller shall, and shall cause the Transferred Subsidiaries to, (x) conduct the Business in all material respects in the ordinary course; and (y) use commercially reasonable efforts to preserve intact in all material respects the current business organization of the Transferred Subsidiaries, the assets and properties of the Transferred Subsidiaries and the existing relationships of the Business and the Transferred Subsidiaries with and the goodwill of those having business relationships with the Business and the Transferred Subsidiaries; and (B) Seller shall not, and shall cause the Transferred Subsidiaries not to, take any of the following actions:

(i)    adopt or propose any change to the articles of association, certificate of incorporation or bylaws (or similar organizational documents) of any Transferred Subsidiary;

(ii)    issue, pledge, encumber, assign, transfer, sell or otherwise dispose of any right, title or interest in or to any capital stock, notes, bonds or other securities of any Transferred Subsidiary (or any option, warrant, convertible note or other right or Contract to acquire any right, title or interest in or to, or convertible into or exchangeable for, the same) or redeem or purchase or repurchase any of the capital stock of the Transferred Subsidiaries;

(iii)    directly or indirectly effect any recapitalization, reclassification, equity split or reverse-split or like change in the capitalization of any Transferred Subsidiary;

(iv)    except as required by applicable Laws, a Collective Agreement or the Convenção Coletiva de Trabalho existing as of the date of this Agreement or as required to be renewed pursuant to the terms thereof, or to the extent required by any Employee Benefit Plan existing as of the date of this Agreement, (A) increase, or make any commitment to increase, the wages, salaries, bonuses, commissions or other compensation or benefits (including equity-based compensation, whether payable in cash or otherwise) to Employees or other Business Service Providers; (B) establish, amend, permit the acceleration of vesting under or terminate any Employee Benefit Plans or adopt any material arrangement for the current or future benefit or welfare of any Employee that would be an Employee Benefit Plan if it were in existence as of the date hereof; (C) make any declaration, payment, commitment or obligation of any kind for the payment (whether in cash, equity or otherwise) of any severance payment, change in control payment, retention payment, termination payment, bonus, profit-sharing payment, special remuneration or similar payment to any Employee; (D) grant any bonus, cash incentive awards or similar payments, or make a commitment to pay any such amount; (E) hire or engage or make an offer to hire or engage any new Employee or service provider of the Business on a full-time, part-time, consulting or other basis, in each case whose annual base compensation would exceed $80,000 (provided that with respect to any such hiring, engagement or offer to hire or engage involving an annual base compensation that is more than

$60,000 and less than or equal to $80,000, Seller shall cause each Transferred Subsidiary to provide Purchaser with written notice promptly (and in any event within seven (7) days) following such hiring, engagement or offer to hire or engage), or promote or change the title of any Employee (retroactively or otherwise) other than in the ordinary course of business consistent with past practice; (F) terminate any Employee having the title of senior manager or above, other than for cause or underperformance; or (G) recognize any labor union, works council or labor organization as the bargaining representative for any Employee, in each case, other than as required by applicable Law;

(v)    sell, lease, sublease, mortgage, pledge, encumber, exclusively license, transfer, assign, abandon or otherwise dispose of any material assets of any Transferred Subsidiary, or enter into any Contract regarding the foregoing, other than (A) the sale of products in the ordinary course of business consistent with past practice or (B) at the end of their useful lives;

(vi)    subject any assets of a Transferred Subsidiary to any Lien, other than a Permitted Lien;

(vii)    (A) sell, assign, license exclusively, restrictively or on a preferential basis, abandon, permit to lapse or otherwise dispose of any Business Intellectual Property, (B) buy, license or otherwise acquire any Intellectual Property Rights of any third party (except for licensing “off-the-shelf” third party computer software that is generally available on standard commercial terms, is not distributed by Seller or its affiliates, and is not otherwise material to the Business) or (C) enter into any Contract with respect to the development of any Intellectual Property Rights on behalf of the Transferred Subsidiaries or otherwise Related to the Business with a third party;

(viii)    permit any Transferred Subsidiary to (A) incur or guarantee any Indebtedness; (B) cancel, release or assign any Indebtedness owed to a Transferred Subsidiary; or (C) issue or sell any debt securities or warrants or other rights to acquire any debt security of a Transferred Subsidiary;

(ix)    permit any Transferred Subsidiary to make any loans, capital contributions or advances to any Person (other than routine travel and business expense advances to Employees in the ordinary course of business consistent with past practices);

(x)    declare, set aside for payment, make or pay any dividend, distribution or other capital return, payable in cash, stock, property or otherwise, in respect of any Transferred Quotas or other equity interests or securities of the Transferred Subsidiaries; provided that the Transferred Subsidiaries may use available cash to make cash dividends that will be paid in full on or prior to the Closing so long as the Transferred Subsidiary Cash (excluding credit given to what’s described in clauses (i)(B) through (i)(D) in the definition of “Cash”), net of the sum of (1) the aggregate Indebtedness under the FINEP Agreement outstanding as of immediately prior to the Closing and (2) the Samsung Payable, shall not be more than $40,000,000 and shall not be less than $18,000,000;

(xi)    enter into any Contract between a Transferred Subsidiary, on the one hand, and Seller or its affiliates (other than a Transferred Subsidiary), on the other hand, except for such ordinary course commercial Contracts that either (A) do not involve the payment and receipt of consideration in excess of $2,000,000 or (B) that will be terminated on or prior to the Closing;

(xii)    (A) commence any Proceeding involving any Transferred Subsidiary or (B) compromise or settle any Proceeding involving any Transferred Subsidiary, in each case, (1) resulting in an obligation of a Transferred Subsidiary to pay more than $200,000 in respect of such compromise or settlement or (2) in respect of any claim of a Transferred Subsidiary to receive any payment of more than $200,000 in respect of settling any such Proceeding;

(xiii)    (A) materially amend, voluntarily terminate, waive any material right, claim or benefit under, or accelerate any material obligation or Liability in any Business Contract or (B) enter into any Contract that would have been a Business Contract had it been entered into prior to the date of this Agreement, in each case, outside the ordinary course of business consistent with past practice;

(xiv)    with respect to the Transferred Subsidiaries, except as required by applicable Law, (A) make or change any material Tax election, (B) settle or compromise any claim, notice, audit report or assessment in respect of material Taxes, (C) change any annual Tax accounting period, (D) adopt or change any method of Tax accounting, (E) prepare or file any material Tax Return inconsistent with past practice or amend any material Tax Return, (F) initiate or enter into any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement, voluntary disclosure agreement or closing agreement relating to any material Tax (excluding, for the avoidance of doubt, any agreement entered into in the ordinary course of business the primary purpose of which does not relate to Taxes), (G) consent to any extension or waiver of the statute of limitations period applicable to any material Tax claim or assessment, (H) surrender any right to claim a material Tax refund, offset or other reduction in Taxes, or (I) apply for or negotiate a Tax ruling or pre-ruling on its own behalf or on behalf of any of its shareholders;

(xv)    make any capital expenditure Related to the Business, other than any expenditure which involves $1,500,000 or less;

(xvi)    permit the Transferred Subsidiaries to acquire any business, Person or material assets, by merger or consolidation, purchase of assets or equity interests, or by any other manner, in a single transaction or series of related transactions;

(xvii)    permit the Transferred Subsidiaries to form, or enter into any commitment to form, a subsidiary, or acquire, or enter into any commitment to acquire, an interest in any corporation, association, joint venture, partnership or other business entity or division thereof;

(xviii)    change any methods of Accounting Principles or other accounting or auditing practices applicable to any Transferred Subsidiary, in each case in any material respect, except if required by applicable Law or applicable accounting or auditing standards;

(xix)    accelerate or delay the collection of any accounts receivable or the payment of any accounts payable or the accrual of deferred revenue or otherwise alter the management of, or components of, Net Working Capital or the components of Cash of the Business;

(xx)    except as required by the Accounting Principles or other applicable accounting or auditing standards consistent with past practices, write off as uncollectible, or establish any extraordinary reserve with respect to, any account receivable or other Indebtedness in excess of $50,0000 with respect to a single matter, or in excess of $100,000 in the aggregate, of the Business;

(xxi)    adopt a plan of complete or partial liquidation, dissolution, consolidation or other reorganization involving the Transferred Subsidiaries;

(xxii)    enter into any new line of business or abandon or discontinue any existing line of business involving the Transferred Subsidiaries;

(xxiii)    enter into, amend or renew any real property lease by or on behalf of the Transferred Subsidiaries; or

(xxiv)    cancel, amend (other than in the ordinary course of business consistent with past practices) or fail to renew (on substantially similar terms) any of the Insurance Policies or reduce the amount of any insurance coverage provided by such Insurance Policies;

(xxv)    enter into a Contract or commitment to do any of the foregoing.

(b)    Nothing contained in this Agreement is intended to give Purchaser or its affiliates, directly or indirectly, the right to control or direct the Business prior to the Closing.

Section 5.02    Access to Information.

(a)    Prior to the Closing, Seller shall, and shall cause the Transferred Subsidiaries to, afford to Purchaser and its Representatives reasonable access during normal business hours, upon reasonable prior notice, to the properties, books and records to the extent Related to the Business for purposes of consummating the transactions contemplated hereby; provided, however, that such access does not unreasonably interfere or disrupt the normal operations of Seller or any of their respective affiliates (including the Transferred Subsidiaries) or the Business. Nothing contained in this Section 5.02 shall obligate Seller or its affiliates (including the Transferred Subsidiaries) to (i) breach any fiduciary duty, duty of confidentiality owed to any person (whether such duty arises contractually, statutorily or otherwise), as a result of any Law or any Contract with any other person (so long as Seller has used commercially reasonable efforts to make appropriate substitute arrangements to permit reasonable disclosure not in violation of such confidentiality obligations) or (ii) waive or jeopardize any privileges, including the attorney-client privilege, or any work product protection (so long as Seller has reasonably cooperated with Purchaser to permit such inspection of or to disclose such information on a basis that does not waive such privilege with respect thereto). Prior to the Closing, when accessing any properties of Seller or its affiliates (including the Transferred Subsidiaries) pursuant to and in accordance with this Section 5.02(a), Purchaser shall, and shall cause its Representatives to, comply with all safety and security requirements for such property applicable to all Persons accessing such property. All requests for information made pursuant to this Section 5.02(a) shall be directed to such person or persons that has been designated in writing by Seller prior to the date of this Agreement, and Purchaser shall not directly or indirectly contact any other officer, director, employee, agent or Representative of Seller, the Transferred Subsidiaries or any of their respective affiliates in connection with such requests for information without the prior approval of such designated person(s) (such approval not to be unreasonably withheld, conditioned or delayed). To the extent required by the internal policies of the auditors and independent accountants of Seller or their respective affiliates (including the Transferred Subsidiaries) or Purchaser or its affiliates, none of these auditors and independent accountants shall be obligated to make any work papers available to any person under this Agreement, including pursuant to Section 2.04, unless and until such person has signed a customary confidentiality and hold harmless agreement relating to such access to work papers in form and substance reasonably acceptable to such auditors or independent accountants.

(b)    Following the Closing and until the fifth anniversary of the Closing Date, Purchaser shall, and Purchaser shall cause its affiliates to, grant reasonable access, upon reasonable prior notice during normal business hours, to financial records and other information in their possession related to the Business with respect to periods or occurrences prior to the Closing Date (other than any such financial records or information the provision of which would (i) breach any fiduciary duty, duty of confidentiality owed to any person (whether such duty arises contractually, statutorily or otherwise), as a result of any Law or any Contract with any other person (so long as Purchaser has used commercially reasonable efforts to make appropriate substitute arrangements to permit reasonable disclosure not in violation of such confidentiality obligations) or (ii) waive or jeopardize any privileges, including the attorney-client privilege, or any work product protection (so long as Purchaser has reasonably cooperated with Seller to permit such inspection of or to disclose such information on a basis that does not waive such privilege with respect thereto) and such cooperation and assistance in each case as shall be reasonably required to enable Seller and its affiliates to complete their legal, regulatory, stock exchange and financial reporting requirements and for any other reasonable business purpose with respect to periods or occurrences prior to the Closing Date, including in respect of litigation (other than any Proceeding by Seller or any of its affiliates against Purchaser or any of its affiliates (including, from and after the Closing, the Transferred Subsidiaries)) and insurance matters). Seller shall promptly reimburse Purchaser for Purchaser’s reasonable out-of-pocket expenses associated with requests made by Seller and its affiliates under this Section 5.02(b), but no other charges shall be payable by Seller and its affiliates to Purchaser in connection with such requests.

Section 5.03    Publicity. Other than the press release to be agreed by Purchaser and Seller to be issued following the execution of this Agreement, neither Purchaser, on the one hand, nor Seller, on the other hand, will issue or permit any of its respective affiliates to issue any press release, website posting or other public announcement with respect to this Agreement or the transactions contemplated hereby without the prior consent of the other party, except as may be required by Law or stock exchange rules or regulations (in which case whichever of Purchaser or its affiliates or Seller or its affiliates, as applicable, is required to make the release or statement, each such party shall allow the other reasonable time to comment on such release or statement in advance of such issuance and shall consider in good faith comments received from the other party); provided, however, that Purchaser and its affiliates, on the one hand, and Seller and its affiliates, on the other hand, may make internal announcements to their respective employees that are consistent with, and following, the parties’ prior public disclosures regarding the transactions contemplated by this Agreement.

Section 5.04    Confidentiality.

(a)    Purchaser acknowledges that the information provided to it in connection with the Acquisition and the consummation of the other transactions contemplated by this Agreement, including pursuant to Section 5.02(a), is subject to the terms of a nondisclosure agreement between Parent and Seller Guarantor (the “Confidentiality Agreement”). Effective upon, and only upon, the Closing, the Confidentiality Agreement shall terminate.

(b)    For a period of two (2) years following the Closing, each of Seller Guarantor and Parent shall, and shall cause their respective affiliates and Representatives to, hold in confidence any and all confidential, proprietary and non-public information and materials concerning (i) in the case of Seller Guarantor: any Parent Group Company, the Transferred Subsidiaries and the Business prior to the Closing and (ii) in the case of Parent: Seller, Seller Guarantor and their retained businesses prior to the Closing (collectively, “Confidential Information”), except that none of Seller Guarantor or Parent shall have any obligation under this Section 5.04 with respect to any Confidential Information that: (i) after the date of this Agreement becomes generally available to the public other than through a breach by Seller Guarantor, Parent, any of their respective affiliates or Representatives, as applicable, of their obligations under this Section 5.04 or (ii) is provided to Seller Guarantor, Parent or any of their respective affiliates, as applicable, by a third party that was not known to the receiving party to be bound by any duty of confidentiality to Seller Guarantor, Seller, any Parent Group Company, the Transferred Subsidiaries or any of their respective affiliates, as applicable.

(c)    For a period of two (2) years following the Closing, neither Seller Guarantor nor Parent shall, and each shall cause their respective affiliates not to, and shall instruct their respective Representatives not to, use any Confidential Information concerning (i) in the case of Seller Guarantor: any Parent Group Company, the Transferred Subsidiaries and the Business prior to the Closing and (ii) in the case of Parent: Seller, Seller Guarantor and their retained businesses prior to the Closing except in performance of Seller Guarantor’s, Parent’s or their respective affiliates’ obligations under this Agreement or any Ancillary Agreement to which Seller Guarantor, Parent or any of their respective affiliates is a party, or as otherwise expressly authorized in writing by Seller Guarantor or Parent, as applicable; provided that Parent acknowledges that Seller Guarantor’s or Seller’s possession of Confidential Information prior to the Closing will inevitably enhance their knowledge and understanding of the industry in which the Transferred Subsidiaries conduct the Business in a way that cannot be separated from Seller Guarantor’s or Seller’s historical knowledge of such industry and such enhancement of Seller Guarantor’s or Seller’s knowledge shall not violate this Section 5.04(c).

(d)    Notwithstanding the foregoing, none of Seller Guarantor, Seller or Parent shall be in breach of this Section 5.04 as a result of any disclosure of Confidential Information that is required by applicable Law or that is required by any Governmental Entity or under any subpoena, civil investigative demand or other similar process by a court of competent jurisdiction having jurisdiction over Seller Guarantor, Seller or Parent; provided, however, that to the extent legally permissible, Seller Guarantor, Seller or Parent, as applicable, shall give advance written notice of such compelled disclosure to the other party, and shall cooperate with the other party in connection with any efforts to prevent or limit the scope of such disclosure; provided further, that Seller

Guarantor, Seller or Parent, as applicable, shall disclose only that portion of such Confidential Information which such party is advised by its counsel as legally required to be disclosed.

(e)    Seller Guarantor, Seller and Parent shall be responsible for any breach of this Section 5.04 by any of their respective affiliates or any of their respective Representatives.

Section 5.05    Notice of Certain Events. From the date hereof through the Closing Date, each of Seller and Purchaser shall and shall cause its affiliates to (a) as promptly as reasonably practicable notify the other in writing of any event, condition, fact or circumstance that would reasonably be likely to make the timely satisfaction of any of the conditions to the Closing set forth in Article VII impossible or unlikely and (b) as promptly as reasonably practicable notify the other in writing of (i) any notice or other written communication received from any third party alleging any breach of, or default under, any Business Contract, (ii) any notice or other communication received from any third party or Governmental Entity alleging that the Consent of such third party or Governmental Entity is or may be required in connection with the Acquisition or the other transactions contemplated hereby or (iii) any notice or other communication received from any Governmental Entity alleging any material breach or violation of applicable Laws (with respect to the Business). No notice given pursuant to this Section 5.05 shall have any effect on the representations, warranties, covenants or agreements contained in this Agreement for purposes of determining satisfaction of any condition contained in Article VII or for purposes of determining a party’s rights to indemnification under Article IX.

Section 5.06    Efforts; Regulatory and Other Authorizations; Notices and Consents.

(a)    Prior to the Closing, (i) Seller and Seller Guarantor shall and shall cause their respective affiliates (including the Transferred Subsidiaries) to use commercially reasonable efforts to cause the conditions set forth in Section 7.01 and Section 7.02 to be satisfied on a timely basis; and (ii) (A) Parent and Purchaser shall and shall cause their respective affiliates to use commercially reasonable efforts to cause the conditions set forth in Section 7.01 and Section 7.03 to be satisfied on a timely basis and (B) Parent Funding Entity shall use commercially reasonable efforts to cause the condition set forth in Section 7.01(a) to be satisfied on a timely basis.

(b)    Each of the parties shall (i) use its reasonable best efforts to promptly make all filings and promptly obtain all authorizations, consents, orders and approvals of all Governmental Entities that are necessary for its execution and delivery of, and the performance of its obligations pursuant to, this Agreement and the Ancillary Agreements (including those set forth on Section 7.01(a) of the Disclosure Schedule or as a result of a request for any filing, notification or submission by a Governmental Entity of competent jurisdiction in the United States, subject to mutual written agreement (email being sufficient) between Seller and Purchaser (not to be unreasonably withheld, conditioned or delayed)), (ii) cooperate fully with the other party in promptly seeking to obtain all such authorizations, consents, orders and approvals (including, for purposes of causing the condition set forth in Section 7.01(a) to be satisfied, promptly (and in any event within ten (10) Business Days following the date of this Agreement) delivering to Purchaser two (2) physical copies of manually executed signature pages to this Agreement and the Voting Agreement) and (iii) provide as promptly as practicable such information to any Governmental Entity as such Governmental Entity may request in connection herewith. None of Seller or Seller Guarantor, on the one hand, or any Parent Group Company, on the other hand, may, without the prior written consent (email being sufficient) of the other, (A) make any filing, notification or submission to any Governmental Entity in connection with the transactions contemplated by this Agreement, other than those set forth on Section 7.01(a) of the Disclosure Schedule or as otherwise mutually agreed (email being sufficient) between Seller and Purchaser (not to be unreasonably withheld, conditioned or delayed), (B) cause any such filing, notification or submission applicable to it (including those on Section 7.01(a) of the Disclosure Schedule) to be withdrawn or refiled for any reason, including to provide the applicable Governmental Entity with additional time to review any of the transactions contemplated by this Agreement, or (C) consent to any voluntary extension of any statutory deadline or waiting period or to any voluntary delay of the consummation of the transactions contemplated by this Agreement. Except with respect to the Circular, the Parent Shareholder Meeting and the filings set forth under the heading “PRC Outbound Direct Investment Procedures” in

Section 7.01(a) of the Disclosure Schedule, for which Parent or, at the direction of Parent, Parent Funding Entity or Purchaser will pay all of the fees, (x) Parent or, at the direction of Parent, Purchaser or Parent Funding Entity, on the one hand, and (y) Seller, on the other hand, will each pay fifty percent (50%) of the fees or other payments to any Governmental Entity in order to obtain any such authorizations, consents, orders or approvals.

(c)    Each Parent Group Company, on the one hand, and Seller or Seller Guarantor, on the other hand, shall promptly notify the other of any communication it or any of its affiliates receives from any Governmental Entity relating to the matters that are the subject of this Agreement or any assets or liabilities of any Transferred Subsidiary and permit the other to review in advance any proposed communication by such party to any Governmental Entity. No Parent Group Company, on the one hand, nor Seller or Seller Guarantor, on the other hand, shall agree to participate in any meeting with any Governmental Entity in respect of any filings, investigation (including any settlement of the investigation), litigation or other inquiry unless it consults with the other in advance and, to the extent permitted by such Governmental Entity, gives the other the opportunity to attend and participate at such meeting. Each Parent Group Company, on the one hand, and each of Seller and Seller Guarantor, on the other hand, will coordinate and cooperate fully with each other in exchanging such information and providing such assistance as the other may reasonably request in connection with the foregoing and in seeking early termination of any applicable waiting periods. Prior to Closing, each Parent Group Company, on the one hand, and each of Seller and Seller Guarantor, on the other hand, will provide each other with information which may be required in order to effectuate any filings (including applications) pursuant to (and to otherwise comply with their obligations set forth in) this Section 5.06 including, copies of all correspondence, filings or communications between them or any of their Representatives, on the one hand, and any Governmental Entity or members of its staff, on the other hand, with respect to this Agreement, the transactions contemplated by this Agreement or otherwise with respect to any assets or liabilities of the Transferred Subsidiaries; provided, however, that such materials may be redacted, to the extent permitted by any applicable Law, (x) to remove references concerning the valuation of the Business or the value of Seller and its subsidiaries after the consummation of the Acquisition, (y) as necessary to comply with contractual arrangements, and (z) as necessary to address reasonable attorney-client or other privilege, work product protection or confidentiality concerns, to the extent that that such attorney-client or other privilege, work product protection or confidentiality concerns are not governed by a common interest privilege or doctrine.

(d)    Without limiting the generality of each Parent Group Company’s undertaking pursuant to Section 5.06(a), Section 5.06(b) and Section 5.06(c), each Parent Group Company agrees to take any and all steps necessary to avoid or eliminate each and every impediment under any Law that may be asserted by any Governmental Entity of competent jurisdiction so as to enable the parties hereto to close the transactions contemplated hereby as promptly as reasonably practicable (and in any event prior to the End Date (as may be extended pursuant to Section 8.01(b))); provided, that notwithstanding the foregoing, in no event shall any Parent Group Company be required to agree to any Burdensome Condition.

(e)    In no event shall any party be required to agree to any condition or requirement pursuant to this Section 5.06 that is not contingent on the occurrence of the Closing or is a Burdensome Condition.

Section 5.07    Intercompany Accounts and Agreements; Intercompany Payables and Receivables.

(a)    Immediately prior to the Closing, Seller shall, and shall cause its affiliates to, terminate, effective as of the Closing Date, all Contracts between Seller Guarantor or any of its subsidiaries (other than the Transferred Subsidiaries), on the one hand, and any Transferred Subsidiary, on the other hand.

(b)    At any time prior to the Closing, all intercompany receivables, payables and loans between Seller Guarantor or any of its subsidiaries (other than the Transferred Subsidiaries), on the one hand, and any Transferred Subsidiary, on the other hand, shall be settled and paid or, to the extent permitted by Law, otherwise terminated or cancelled, with the result that there shall not be intercompany receivables, payables and/or loans between Seller Guarantor or any of its subsidiaries (other than the Transferred Subsidiaries), on the one hand, and any Transferred Subsidiary, on the other hand, after the Closing.

Section 5.08    Insurance. From and after the Closing Date, the Business and the Transferred Subsidiaries shall cease to be insured by Seller’s or any of its affiliates’ insurance policies or by any of their self-insured programs set forth in Section 5.08 of the Disclosure Schedule, other than by any insurance policies acquired directly by and in the name of Transferred Subsidiaries that continue coverage after the Closing Date. For the avoidance of doubt, from and after the Closing Date, Seller and its affiliates shall retain all rights to control their respective insurance policies and programs, including the right to exhaust, settle, release, commute, buy-back or otherwise resolve disputes with respect to any of their insurance policies and programs, notwithstanding whether any such policies or programs apply to any liabilities of Purchaser or its affiliates (including any Transferred Subsidiary) and nothing herein shall require Seller or any of its affiliates to maintain any insurance after the Closing. From and after the Closing Date, neither Purchaser nor any of its affiliates (including the Transferred Subsidiaries) shall make any claims under any insurance policies (including any claims-made insurance policies) of Seller or any of its then affiliates.

Section 5.09    Indemnification of Officers, Directors and Employees.

(a)    Purchaser, on the one hand, and Seller, on the other hand, agree that all rights to exculpation, indemnification and advancement of expenses for acts or omissions occurring at or prior to the Closing, whether asserted or claimed prior to, at or after the Closing, existing as of the date of this Agreement in favor of the current or former directors, officers or employees, as the case may be, of the Business as provided in the organizational documents of a Transferred Subsidiary or in any indemnification agreement with a Transferred Subsidiary as in effect on the date hereof shall survive the Closing and shall continue in full force and effect to the extent provided in the following sentence for six (6) years following the Closing.

(b)    For a period of six (6) years following the Closing, Purchaser shall cause each Transferred Subsidiary to maintain in effect any and all exculpation, indemnification and advancement of expenses provisions of the organizational documents of each Transferred Subsidiary or in any indemnification agreements of such Transferred Subsidiaries with any of the respective current or former directors, officers or employees of the Business, in each case in effect as of the date hereof, for acts or omissions occurring on or prior to the Closing, it being understood that Purchaser Indemnitees may be entitled to indemnification in connection with such facts or omissions occurring on or prior to the Closing pursuant to Article IX.

(c)    In the event a Transferred Subsidiary or any of their successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in either such case, proper provision shall be made so that the successors and assigns of such Transferred Subsidiary shall assume all of the obligations set forth in this Section 5.09. This Section 5.09(c) shall survive for a period of six (6) years following the Closing.

Section 5.10    Further Action; Wrong Pockets.

(a)    At any time or from time to time after the Closing, at Purchaser’s request, Seller shall use commercially reasonable efforts to, and shall cause its affiliates to use commercially reasonable efforts to, as promptly as reasonably practicable (i) execute and deliver, or cause to be executed and delivered, to Purchaser or its affiliates such further documents or instruments of any kind, and take and do or cause all things necessary, appropriate or advisable to confirm Purchaser’s title to, all of the Transferred Quotas, in accordance with the terms of this Agreement, and, to the fullest extent permitted by Law or Contract, to cause Seller and its other affiliates, as applicable, to fulfill their obligations under this Agreement and any Ancillary Agreement; (ii) cooperate with Purchaser, at Purchaser’s expense, to enforce the terms of any Transferred Contract, including terms relating to confidentiality and Intellectual Property Rights, (iii) refer to Purchaser all inquiries relating to the Business; and (iv) promptly deliver to Purchaser any mail, packages and other communications addressed to Seller or any of its affiliates relating to the Business.

(b)    From and after the Closing for a period of twelve (12) months, if Seller or any of its affiliates (other than the Transferred Subsidiaries) receives or otherwise possesses any right, property or asset of any Transferred Subsidiary (including any cash amount received following the Closing in respect of accounts receivable of any Transferred Subsidiary or Related to the Business), Seller shall, or shall cause its applicable affiliate to, as promptly as reasonably practicable advise such Transferred Subsidiary, segregate and hold such funds in trust for the benefit of such Transferred Subsidiary and promptly transfer or cause to be transferred, such right, property or asset, together with any interest earned thereon, to an account or accounts designated in writing by such Transferred Subsidiary, for no additional consideration and shall provide such Transferred Subsidiary or its applicable affiliate information as to the nature and source of all such right, property or asset, including any invoice relating thereto.

Section 5.11    Terminated and Amended Agreements. Prior to the Closing, Seller shall, and shall cause its affiliates to, use commercially reasonable efforts to terminate each of the Contracts listed on Section 5.11(a) of the Disclosure Schedule (the “Terminated Agreements”) effective as of and contingent upon the Closing, including sending all required notices, such that each Terminated Agreement shall be of no further force or effect immediately following the Closing. Prior to the Closing, Seller shall, and shall cause its affiliates to, use commercially reasonable efforts to amend each of the Contracts listed on Section 5.11(b) of the Disclosure Schedule (the “Amended Agreements”) to provide for the applicable changes as set forth on such Schedule for each such Contract, in all cases effective as of and contingent upon the Closing. The form and substance of each termination letter or Amended Agreement shall be subject to prior review and approval by Purchaser. Upon the Closing, Seller Guarantor and its affiliates shall have paid all amounts owed under the Terminated Agreements (as a result of the termination of the Terminated Agreements or otherwise), and the Transferred Subsidiaries will not incur or be subject to any claim or Liability under any Terminated Agreement following the Closing Date. In the event the Closing does not occur for any reason, Purchaser shall not have any Liability to Seller, the Transferred Subsidiaries, their respective affiliates, any other stockholders or equityholders or any other Person for any Losses resulting from Seller or its affiliates seeking to obtain such terminations or amendments.

Section 5.12    Notices and Consents. Prior to the Closing, Seller shall, and shall cause its affiliates (including the Transferred Subsidiaries) to use commercially reasonable efforts to promptly send all required notices to, and obtain all necessary consents, waivers and approvals of, any third parties to any Contract (including all of the Contracts set forth in Section 3.03(a) of the Disclosure Schedule) as are required thereunder in connection with the transactions contemplated hereby in order for such Contract to remain in full force and effect following the consummation of the transactions contemplated hereby, provided that none of Seller, Purchaser or any of their respective affiliates shall be required to make any payment or concession to any third party in connection therewith; provided, further, that in lieu of obtaining any necessary, consent, waiver or approval of FINEP under the FINEP Agreement, Seller may elect to use and cause its affiliates (including the Transferred Subsidiaries) to use commercially reasonable efforts to (x) pay off in full all Indebtedness owing to FINEP under the FINEP Agreement (including the outstanding principal, accrued and unpaid interest and prepayment and other penalties) at or prior to the Closing and (y) obtain and deliver to Purchaser at or prior to the Closing an executed payoff letter, in form and substance reasonably acceptable to Purchaser, from FINEP setting forth: (i) such Indebtedness, (ii) upon payment of such Indebtedness, a release of the Transferred Subsidiaries; and (iii) the commitment of FINEP to release all Liens, if any, that FINEP may hold on any of the assets of the Transferred Subsidiaries prior to the Closing. In the event the Closing does not occur for any reason, no Parent Group Company shall have any Liability to Seller, its affiliates or any other Person for any Losses resulting from Seller or its affiliates seeking to send such notices, obtain such consents, modifications, waivers and approvals.

Section 5.13    Lease Registry. Prior to the Closing, Seller shall, and shall cause its affiliates (including the Transferred Subsidiaries) to, use commercially reasonable efforts to promptly and properly register the leases for the Industrial Buildings with the competent Real Estate Registry Office (Cartório de Registro de Imóveis).

Section 5.14    Permits. Prior to the Closing, Seller shall cause the Transferred Subsidiaries to use commercially reasonable efforts to promptly obtain or file an application for each of the Permits or policies set forth on Section 5.14 of the Disclosure Schedule with the applicable Governmental Entities.

Section 5.15    LGPD Compliance. Prior to the Closing, each Transferred Subsidiary shall use commercially reasonable efforts to take the actions required by the applicable Law to cause the Transferred Subsidiaries to be in compliance with the LGPD in all material respects, as set forth on Section 5.15 of the Disclosure Schedule.

Section 5.16    Exclusive Dealing. From the date of this Agreement until the earlier to occur of the Closing Date and the termination of this Agreement pursuant to Section 8.01, each of Seller Guarantor and Seller shall not, and shall cause each Transferred Subsidiary and their respective other affiliates and their respective Representatives not to, initiate, solicit, encourage, facilitate or engage in any discussions or negotiations with, or knowingly provide any information to, any Person (other than Purchaser, its affiliates, any of their respective Representatives or as otherwise provided for in this Agreement or any Ancillary Agreement) concerning, or with a view to facilitate or consummate, any purchase or sale, transfer, assignment, pledge, encumbrance, hypothecation or other disposal of any Transferred Quotas or any material assets of any Transferred Subsidiary or any merger, consolidation, amalgamation or any similar transactions involving any Transferred Subsidiary or any material assets of any Transferred Subsidiary (in each case, other than the sale of products or services in the ordinary course of business consistent with past practice) (each such transaction, an “Acquisition Transaction”). Seller shall (and shall cause its affiliates (including the Transferred Subsidiaries) and their respective Representatives to) cease and cause to be terminated any existing discussions, communications or negotiations with any Person (other than Purchaser, its affiliates and their respective Representatives) conducted heretofore with respect to any Acquisition Transaction. Within five (5) Business Days following the date hereof, Seller shall, or shall cause a Representative of Seller or the Transferred Subsidiaries to, instruct any Person that received nonpublic information regarding the Business or any Transferred Subsidiary in connection with such Person’s consideration of any Acquisition Transaction within the last twelve (12) months to return or destroy all such information in accordance with the confidentiality agreement entered into between Seller (or one of its affiliates) and any such Person. Subject to any confidentiality agreements between Seller (or one of its affiliates) and any third parties existing as of the date of this Agreement, Seller shall promptly (but in any event within forty-eight (48) hours of receipt thereof) notify Purchaser orally and in writing of any indication of interest, inquiry, proposal, offer or request for information relating to an Acquisition Transaction that is received by Seller or its affiliates (including the Transferred Subsidiaries) on and after the date hereof and prior to the earlier of the Closing and the termination of this Agreement, which notice shall include the identity of the Person making or submitting such indication of interest, inquiry, proposal, offer or request.

Section 5.17    Non-Competition; Non-Solicitation.

(a)    For a period commencing the Closing Date and ending on the five (5) year anniversary of the Closing Date (the “Non-Competition Restricted Period”), neither Seller nor Seller Guarantor shall, and each shall cause each of their respective affiliates not to, directly or indirectly, whether paid or not, (i) serve as a partner, principal, employee, consultant, officer, director, manager, member, agent, affiliate, representative, advisor, promoter, associate, investor, or otherwise for, (ii) own, purchase or organize, or (iii) build, design, finance, acquire, lease, operate, manage, control, invest in, work or consult for or otherwise join, participate in or affiliate with, any business, operation, corporation, partnership, association, agency or other entity or person that engages in or competes against the Business. The foregoing covenant shall be solely with respect to Seller’s, Seller Guarantor’s and their respective affiliates’ activities in Brazil. Nothing in this Section 5.17(a): (A) prohibits or limits in any way Seller, Seller Guarantor or any of their respective affiliates from engaging in the Seller Group’s existing businesses as conducted on the date hereof that are not Related to the Business, (B) prevents Seller, Seller Guarantor or any of their respective affiliates from fulfilling any obligation pursuant to this Agreement or any Ancillary Agreement, (C) prohibits Seller, Seller Guarantor or any of their respective affiliates from holding, directly or indirectly, the Target Quotas that it shall own following the consummation of the Acquisition, (D) prohibits Seller, Seller Guarantor or any of their respective affiliates from holding, directly or indirectly, up to two percent (2%) of any securities of a firm or company that are listed on a national securities exchange in the U.S., (E) prohibits Seller, Seller Guarantor or any of their respective affiliates from acquiring another business, operation, corporation, partnership, association, agency or other entity or person of which the portion of business or operations that engages in or competes against the Business in Brazil either (x) constitutes less than 10% of the gross revenue of the acquired business, operation, corporation, partnership, association, agency or other entity or person or (y) generates less than $50 million in annual revenue, so long as the applicable acquirer divests the portion of such entity or person that competes against the Business in Brazil within nine (9) months of completing such acquisition or (F) prohibits Seller, Seller Guarantor or any of their respective affiliates from performing services pursuant to the Transition Services Agreement.

(b)    During the Non-Competition Restricted Period, neither Seller nor Seller Guarantor shall, and each shall cause each of their respective affiliates not to, directly or indirectly, take any action intended to negatively affect any known material commercial relationship of the Transferred Subsidiaries with any Person with respect to the Business.

(c)    Unless Purchaser agrees otherwise in writing, for three (3) years after the Closing (the “Employee Non-Solicit Restricted Period”), neither Seller nor Seller Guarantor shall, and each shall cause each of their respective affiliates not to, directly or indirectly, encourage, induce or solicit (on such party’s own behalf or on behalf of any other Person) for employment or other engagement any Transferred Employee to terminate his, her, or its employment or service provider relationship with the Transferred Subsidiaries or Purchaser or any of their respective affiliates; provided, that the restrictions contained in this Section 5.17(c) shall not prohibit (i) any advertisement or general solicitation (or hiring as a result thereof) that is not specifically targeted at any such Transferred Employee or (ii) the solicitation of any such individual whose employment with Purchaser or its affiliates (including the Transferred Subsidiaries) terminated after the Closing and at least three (3) months prior to the initiation of any employment discussion with Seller, Seller Guarantor or any of their respective subsidiaries.

(d)    If Seller, Seller Guarantor or any of their affiliates breaches any of the provisions of Section 5.04 or this Section 5.17, Purchaser and the Transferred Subsidiaries shall have the following rights and remedies not subject to any limitations under Article IX, each of which rights and remedies shall be independent of the others and severally enforceable, and each of which is in addition to, and not in lieu of, any other rights and remedies available to Purchaser or the Transferred Subsidiaries under law or in equity:

(i)    the right and remedy to have such provision specifically enforced by any court having jurisdiction, it being acknowledged and agreed that any such breach may cause irreparable injury to each of Purchaser and the Transferred Subsidiaries and that money damages may not provide an adequate remedy to Purchaser and the Transferred Subsidiaries; and

(ii)    the right and remedy to recover from Seller or Seller Guarantor monetary damages suffered by Purchaser or the Transferred Subsidiaries, as the case may be, as the result of any acts or omissions constituting a breach of Section 5.04 or this Section 5.17 though indemnification under Article IX.

(e)    The Non-Competition Restricted Period shall automatically be extended for any period of time during which Seller Guarantor, Seller or their applicable affiliate is not in compliance with any of the covenants and agreements contained in Section 5.17(a).

(f)    Each of Seller and Seller Guarantor acknowledges that the time, geographic and scope of limitations of the restrictions and obligations contained in this Section 5.17 (i) are fair and reasonable in all respects, especially in light of Purchaser’s need to protect its interest in the Business and the Transferred Subsidiaries and the scope and nature of the Business and the Transferred Subsidiaries and (ii) constitute a material inducement to Purchaser to enter into this Agreement and consummate the transactions contemplated hereby. Any term or provision of this Section 5.17 that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or elsewhere in this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision of this Section 5.17 is invalid or unenforceable, Purchaser, on one hand, and Seller and Seller Guarantor, on the other hand, agree that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Section 5.17 shall be enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, Purchaser, on one hand, and Seller and Seller Guarantor, on the other hand, agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term.

Section 5.18    Parent Shareholder Approval. As promptly as reasonably practicable following Parent’s receipt of the Target Financial Statements (and in any event within forty-five (45) days thereafter), Parent shall prepare and submit for approval to the Shenzhen Stock Exchange the Circular and notice of the Parent Shareholder Meeting. Parent shall use its reasonable best efforts to resolve all Shenzhen Stock Exchange comments with respect to the Circular as promptly as reasonably practicable after receipt thereof. To the extent permitted by applicable Law, Parent shall promptly notify and provide to Seller and its counsel any comments Parent or its counsel receives from the Shenzhen Stock Exchange or other regulatory authority with respect to the Circular and any request by the Shenzhen Stock Exchange or other regulatory authority for any amendment to the Circular or for additional information. To the extent permitted by applicable Law, Seller Group and its counsel shall be given a reasonable opportunity and amount of time to review and comment on the Circular before it is filed with the Shenzhen Stock Exchange, and Parent shall give good faith and reasonable consideration to any comments made by Seller Group or its counsel. Parent shall cause the Circular to be filed with the Shenzhen Stock Exchange and to be disseminated to Parent shareholders, in each case, as and to the extent required by applicable Laws and as promptly as reasonably practicable following resolution of all such comments from the Shenzhen Stock Exchange (and in any event within five (5) days thereafter). As promptly as reasonably practicable and, in any event, no later than fifteen (15) days following the public announcement of the notice of the Parent Shareholder Meeting, Parent shall take all action necessary to duly convene and hold the Parent Shareholder Meeting for the purpose of obtaining Required Parent Shareholder Approval. From the date hereof until the earlier to occur of the completion of the Required Parent Shareholder Approval and the termination of this Agreement pursuant to Article VIII, Parent shall not issue any shares unless following such issuance the total shares represented by the Voting Agreement and any voting agreement in substantially the same form as the Voting Agreement entered into after the date of this Agreement with Seller are sufficient to obtain the Required Parent Shareholder Approval at the Parent Shareholder Meeting. Parent shall use its reasonable best efforts to obtain the Required Parent Shareholder Approval no later than the End Date (as may be extended pursuant to Section 8.01(b)).

Section 5.19    Pre-Closing Cooperation.

(a)    Each of Seller Guarantor and Seller shall use its commercially reasonable efforts to deliver to Parent a copy of the Target Financial Statements as soon as practicable, but in any event shall use commercially reasonable efforts to deliver such Target Financial Statements no later than September 30, 2023 (“Target Financials Delivery Date”), subject to any extensions or modifications pursuant to any alternatives agreed to with the Shenzhen Stock Exchange pursuant to Section 5.18. Parent hereby agrees that it shall be solely responsible for all documented out-of-pocket fees and expenses reasonably incurred by Seller Guarantor, Seller or its applicable affiliates for the preparation and delivery of the Target Financial Statements.

(b)    Each of Seller Guarantor and Seller shall, and shall cause its applicable affiliates to, use their commercially reasonable efforts to provide Parent with such information concerning the Transferred Subsidiaries and the Business that may be reasonably requested by Parent in connection with the preparation of the Circular to enable Parent to obtain the Required Parent Shareholder Approval in satisfaction of the condition set forth in

Section 7.01(c); provided that in no event shall Seller be required to deliver any financial statements other than the Target Financial Statements; provided further that Seller shall not be required to deliver the Target Financial Statements prior to the Target Financials Delivery Date.

(c)    Each of Seller Guarantor and Seller shall, and shall cause their applicable affiliates to, use their commercially reasonable efforts to provide such assistance as may be reasonably requested by Parent in connection with the preparation by Parent of historical, forecast or pro forma financial information that is related to the Business for purposes of the Circular; provided, that in no event shall Seller or any of its affiliates certify or otherwise be responsible for any such historical forecast or pro forma financial information.

(d)    Notwithstanding anything else contained in this Agreement, no failure by Seller Guarantor or Seller to perform the obligations contained in clauses (a) through (c) of this Section 5.19 shall be the basis for the failure of the satisfaction of the closing condition contained in Section 7.02(b) solely for purposes of Section 8.01(c), whether or not the Required Parent Shareholder Approval has been obtained and for any other purpose if the Required Parent Shareholder Approval has been obtained prior to the End Date.

(e)    Notwithstanding anything to the contrary contained herein, nothing in this Section 5.19 shall require Seller Guarantor, Seller or any of its affiliates to: (i) take any action that would reasonably be expected to unreasonably interfere with the ongoing operations of Seller or any of its affiliates; (ii) take any action in violation of any applicable Law; (iii) deliver opinions of external counsel; (iv) provide access to or disclose information that would reasonably be expected to jeopardize attorney-client privilege or contravene Law or violate any Contract; (v) waive or amend any terms of any Contract; (vi) execute any documents or provide any certifications, guarantees or representations and warranties; or (vii) take any corporate, limited liability or other organization actions (except for any of the foregoing that may be executed by the Transferred Subsidiaries or their legal counsel and that will not become effective until the Closing).

(f)    Purchaser and Parent, jointly and not severally, shall indemnify and hold harmless Seller and its affiliates from and against any and all Losses suffered or incurred by them as a result of any Third Party Claim against any of them arising out of their cooperation with obtaining the Required Parent Shareholder Approval pursuant to this Section 5.19 (except in the event such Losses arose out of or resulted from the willful misconduct, gross negligence or bad faith by Seller or its subsidiaries), including promptly reimbursing all reasonable and documented out-of-pocket costs and expenses (including attorneys’ fees) incurred by Seller and its affiliates in connection with their cooperation in obtaining the Required Parent Shareholder Approval pursuant to this Section 5.19 (the “Reimbursement Obligations”).

Section 5.20    Seller Guarantor RSUs and Options. Seller Guarantor hereby agrees that from and after the date of this Agreement until the earlier to occur of the Closing or the termination of this Agreement pursuant to Article VIII, it shall not, and shall cause each of its affiliates not to, issue, grant or agree or commit to issue or grant any Seller Guarantor RSU, Seller Guarantor Options or any other equity or equity-linked security to any Employee. Effective as of immediately following the Closing, (i) each ordinary share of Seller Guarantor underlying outstanding awards of unvested Seller Guarantor RSUs held by a Transferred Employee as of immediately prior to the Closing will be converted into the right to receive a cash incentive award, that will be awarded by the Transferred Subsidiaries, equal to the thirty (30) trading day rolling average closing per-share price of the ordinary shares of Seller Guarantor as reported on Bloomberg Finance L.P. ending on the date immediately prior to the Closing, less withholding taxes and authorized deductions, and (ii) each ordinary share of Seller Guarantor underlying outstanding awards of unvested Seller Guarantor Options held by a Transferred Employee as of immediately prior to the Closing will be converted into the right to receive a cash incentive award, that will be awarded by the Transferred Subsidiaries, equal to (A) the thirty (30) trading day rolling average closing per share price of the ordinary shares of Seller Guarantor as reported on Bloomberg Finance L.P. ending on the date immediately prior to the Closing, less (B) the exercise price per share of such Seller Guarantor Option (collectively, the “Unvested Cash Incentive Award”). The Unvested Cash Incentive Award will be subject to the same vesting schedule applicable to the related Seller Guarantor RSU or Seller Guarantor Option, as applicable. The related Seller Guarantor RSU and Seller Guarantor Option will be forfeited as of the Closing; provided that Seller shall be solely responsible for, and shall indemnify and hold harmless Purchaser and its affiliates (including the Transferred Subsidiaries following the Closing) from all liabilities that may result in respect of claims for statutory, contractual or common law payment obligations in connection with the forfeiture of the Seller Guarantor RSUs and Seller Guarantor Options and the conversion of the Seller Guarantor RSUs and Seller Guarantor Options into Unvested Cash Incentive Awards as of the Closing. If any Employee makes a claim against Purchaser or any of its affiliates (including the Transferred Subsidiaries following the Closing) for which Seller Guarantor is obligated to provide indemnification or is otherwise liable or responsible pursuant to this Section 5.20, such claim shall be considered a Third Party Claim, to which Section 9.03 shall apply accordingly.

Section 5.21    Exit Bonuses; Deferred Cash Adjustment. If at any time following the Closing, the Longsys Holders (as defined in the Quotaholders Agreement) are required to pay, or cause to be paid, the Put/Call Exercise Price (as defined in the Quotaholders Agreement) to the SGH Holders (as defined in the Quotaholders Agreement) pursuant to the terms of the Quotaholders Agreement, then:

(a)    such Put/Call Exercise Price shall be reduced by the Performance Awards as defined in Section 5.21 of the Disclosure Schedule to the extent paid in accordance with the terms set forth in Section 5.21 of the Disclosure Schedule; and

(b)    at such time, subject to Section 1.02, Parent shall pay, or cause Purchaser to pay, Seller an amount equal to the Deferred Cash Adjustment Amount, which Deferred Cash Adjustment Amount, once paid by Parent or Purchaser pursuant to this Section 5.21(b), shall be treated as an adjustment to the Purchase Price for all purposes under this Agreement.

Section 5.22    Parent Funding Entity Cash Contribution. Promptly following Parent Funding Entity’s completion of the filings or notifications listed under the heading “PRC Outbound Direct Investment Procedures” in Section 7.01(a) of the Disclosure Schedule, Parent Funding Entity shall (and Parent shall cause the Parent Funding Entity to) contribute, or shall cause to be contributed, to Purchaser cash in an amount sufficient to satisfy Purchaser’s payment obligations under this Agreement, including pursuant to the second sentence of Section 2.02(c), Section 2.04(c)(i) and Section 2.05.

Section 5.23    Source Code Removal. Prior to the Closing, Seller shall, and shall cause the Transferred Subsidiaries to, remove all source code for or related to the WIPtrack and Stagecoach software programs, as well as any printed or electronic materials or documentation (including but not limited to developer notes) related to the development of such source code, from the Transferred Subsidiaries’ premises and from any IT Systems located in Brazil.

Section 5.24    Coexistence Agreement. As soon as reasonably practicable following the execution of this Agreement, (i) Purchaser and Seller shall jointly prepare, and Seller shall cause one of the Transferred Subsidiaries to file trademark (in word format (nominativa) and word and device format (mista)) applications in Brazil for each of the following marks: “SMART Electronics Do Brasil”, “SMART Electronics Da Amazonia”, and “SMART Electronics Components” or, if any such mark is not available in Brazil, such other mark that contains the word “SMART” that is reasonably acceptable to Purchaser and Seller (collectively with any variations or permutations thereof, including any in combination with other words, provided that such new marks, variations, permutations and combinations shall be subject to Seller’s prior written consent (such consent not to be unreasonably conditioned, delayed or withheld), the “New Marks”), and (ii) Seller and Purchaser will negotiate in good faith a co-existence agreement for the New Marks in a form that is reasonably acceptable to Purchaser and Seller to be effective as of Closing (the “Coexistence Agreement”). Under the Coexistence Agreement, Purchaser and Seller will agree that as soon as reasonably practicable following the Closing (and in any event within ten (10) Business Days thereafter), Purchaser will cause each Transferred Subsidiary to file to change its entity name to a name that does not contain the word “SMART” and that only the Transferred

Subsidiaries, their affiliates registered in Brazil, and other Persons engaged to provide services with respect to the business of the Transferred Subsidiaries and such affiliates may use the New Marks, and Purchaser shall cause the Transferred Subsidiaries and their affiliates registered in Brazil to: (a) only use the New Marks in Brazil (including using the New Marks as fantasy names (nome fantasia) of the Transferred Subsidiaries and their affiliates registered in Brazil), (b) only use the New Marks on products that will be consumed in Brazil and will not export products branded with the New Marks from Brazil (provided that the Transferred Subsidiaries and their affiliates registered in Brazil may export samples of products for the purposes of evaluation and testing outside of Brazil as long as such samples that are branded with the New Marks are not provided to any third parties or are provided only to third parties at the request of customers solely for purposes of evaluating or testing such products at the facilities of such third parties; provided, however, that under no circumstances shall the Transferred Subsidiaries and their affiliates registered in Brazil export any products branded with the New Marks into the United States), (c) use the New Marks solely in connection with the conduct of the Business, any new business concerning products of the categories described in Section 5.24 of the Disclosure Schedule and any other new business concerning products as may be consented to by an authorized representative of Seller in writing (which consent shall not be unreasonably withheld, conditioned or delayed), (d) only use logos and designs for the New Marks that are substantially different in design and color than Seller’s and its affiliates’ “SMART Modular Technologies” logos and designs registered with the Brazilian Institute of Industrial Property as of the date of this Agreement, and (e) not combine any words (other than, for the avoidance of doubt, words identifying regions, locations or relationship with any of the Transferred Subsidiaries or their affiliates or other words of similar nature) with the New Marks to create other marks without the prior written consent of Seller (which consent may not be unreasonably withheld, conditioned or delayed). Notwithstanding the foregoing, nothing herein or in the Coexistence Agreement shall cause Purchaser, the Transferred Subsidiaries or their affiliates registered in Brazil to be liable to Seller for the actions of their customers as related to products purchased thereby (including, but not limited to, export or resale of purchased products to non-Brazil geographies) as long as Purchaser and the Transferred Subsidiaries shall take reasonable steps to prevent the exportation of purchased products by customers as components directly, and use all reasonable measures necessary to stop further such exports, including by termination of the provision of products branded with the New Mark to such customers. In return, Seller shall covenant in the Coexistence Agreement not to object to, litigate against or otherwise interfere with the Transferred Subsidiaries’ or their Brazilian affiliates’ use of the New Marks (including using the New Marks as fantasy names (nome fantasia) of the Transferred Subsidiaries and their affiliates registered in Brazil), provided Purchaser and the Transferred Subsidiaries remain in compliance with the Coexistence Agreement. Purchaser acknowledges and agrees that the Coexistence Agreement may choose a governing law either in the United States or in Brazil and the venue for disputes at Seller’s reasonable discretion based on advice from counsel on enforceability and include a liquidated damages provision for Purchaser’s and its affiliates’ (including the Transferred Subsidiaries’) breach of the Coexistence Agreement. For the avoidance of doubt, Purchaser (on behalf of itself and its affiliates) hereby acknowledges and agrees that Purchaser and its affiliates (including the Transferred Subsidiaries following Closing) will not use the word “SMART” alone or in combination with other words in branding or marketing with respect to the business and/or operations of the Transferred Subsidiaries following the Closing other than as provided by the Coexistence Agreement, and if the Coexistence Agreement is not executed by Closing, Seller may withdraw the applications for the New Marks.

ARTICLE VI.

EMPLOYMENT MATTERS

Section 6.01    Transfer of Employment.

(a)    Promptly following the execution of this Agreement, Seller shall, or shall cause its affiliates to, provide written notice to each Employee set forth on Section 6.01(a) of the Disclosure Schedule (whether such Employee is actively at work or on leave of absence, disability or medical leave) (each, a “Offer Employee”) that it will provide such Offer Employee’s non-anonymized information consisting of his or her position, salary and other information specified in Section 3.16(a) to Purchaser, and following such notice, Seller shall provide all such information and copies of all Contracts that Seller or any of its affiliate has currently in place with each Offer Employee to the Purchaser, provided that the Offer Employee does not object to the Seller’s provision of Offer Employees’ information to the Purchaser. At least thirty (30) days prior to the Closing Date, Purchaser shall offer, or cause its affiliates to offer, employment to each Offer Employee, with such employment to be effective as of immediately following the Closing. Each Employee who (1) accepts an offer of employment from Purchaser or an affiliate of Purchaser pursuant to the immediately foregoing sentence (each, a “Transferred Offer Employee”) or (2) is an Employee of a Transferred Subsidiary as of the Closing Date (each, a “Transferred Subsidiary Employee”) is referred to herein as a “Transferred Employee”. Nothing herein shall be construed as a representation or guarantee by Seller or any of its affiliates that any particular Employee shall accept Purchaser’s offer of employment or shall continue in employment with Purchaser or its affiliates following the Closing other than those at any Transferred Subsidiary. Purchaser shall provide Seller with prompt written notice no less frequently than weekly of any Offer Employee that has agreed to become a Transferred Offer Employee and any rejections or revocations of acceptance of any offers of employment by any Offer Employee.

(b)    All offers of employment by Purchaser or an affiliate of Purchaser to the Offer Employees shall be for substantially the same positions (with substantially the same duties, responsibilities and authority) and in the same location as provided by the Seller Group immediately prior to the Closing Date and shall be consistent with this Article VI (including without limitation Section 6.03 and Section 6.05).

Section 6.02    Seller Benefit Plans. Effective as of immediately following the Closing, each Employee shall cease all active participation in and accrual of benefits under the Employee Benefit Plans that are not Assumed Benefit Plans.

Section 6.03    Comparability. For a period of not less than one (1) year following the Closing Date, for so long as a Transferred Employee continues to provide services to Purchaser or any of its affiliates (including the Transferred Subsidiaries following the Closing), Purchaser shall provide or cause to be provided such Transferred Employee with (a) the same or superior base salary or hourly wage rate, as applicable, as that provided to such Transferred Employee as of immediately prior to the Closing Date; (b) the same or superior target cash incentive compensation opportunities as those provided to such Transferred Employee as of immediately prior to the Closing Date; (c) long-term incentive awards in the form of equity or cash-settled incentive arrangements with an aggregate value as of the Closing Date substantially comparable to the aggregate value of the equity incentive compensation (including vested and unvested stock options and restricted stock units) held by such Transferred Employee as of immediately prior to the Closing Date; and (d) employee benefits that are in the aggregate not less favorable to such Transferred Employee than those benefits provided to such Transferred Employee immediately prior to the Closing Date, in each case, to the extent permitted by applicable Law.

Section 6.04    Severance. Seller and its affiliates (excluding the Transferred Subsidiaries following the Closing) shall be solely responsible for, and shall indemnify and hold harmless the Purchaser Indemnitees from, all liabilities that may result in respect of claims for statutory, contractual or common law severance or other separation benefits or other legally mandated payment obligations (including claims for wrongful dismissal, notice of termination of employment or pay in lieu of notice), together with the employer-paid portion of any employment or payroll taxes related thereto, arising out of, relating to or in connection with an Offer Employee’s termination of employment with Seller or its affiliates (excluding the Transferred Subsidiaries following the Closing) in connection with the consummation of the transactions contemplated by this Agreement or an Offer Employee’s rejection of Purchaser’s or its affiliate’s offer of employment on terms consistent with this Article VI; provided, that, notwithstanding the foregoing, Purchaser shall be solely responsible for, and shall indemnify and hold harmless Seller Guarantor and its affiliates from all liabilities that may result in respect of claims for statutory, contractual or common law severance or other separation benefits or other legally mandated payment obligations (including claims for wrongful dismissal, notice of termination of employment or pay in lieu of notice), together with the employer-paid portion of any employment or payroll taxes related thereto, arising out of, relating to or in connection with Purchaser’s or its affiliate’s failure to offer employment to any Offer Employee, or continue the employment of any Transferred Offer Employee, on terms consistent with this Article VI. If any Employee makes a claim against any Purchaser Indemnitee for which Seller or any of its affiliates is obligated to provide indemnification or is otherwise liable or responsible pursuant to this Section 6.04, or if any Employee makes a claim against any Seller Guarantor or any of its affiliates for which Purchaser is obligated to provide indemnification or is otherwise liable or responsible pursuant to this Section 6.04, in each case, such claim shall be considered a Third Party Claim, to which Section 9.03 shall apply accordingly.

Section 6.05    Service Credit. From and after the applicable Closing, Purchaser shall use commercially reasonable efforts to give or cause to be given to each Transferred Employee full credit for purposes of eligibility to participate or receive benefits, vesting, benefit accrual, level of benefits and early retirement subsidies and including for purposes of severance, vacation/paid time off, layoff and similar benefits and for any purpose as may be required under applicable Law under each employee benefit plan, program or arrangement established or maintained by Purchaser or the Transferred Subsidiaries under which Transferred Employees are eligible to participate on or after the Closing for service accrued or deemed accrued on or prior to the Closing with Seller or any predecessor thereof to the same extent that such credit was recognized by the Seller Group under comparable Employee Benefit Plans immediately prior to the Closing; provided, however, that such credit need not be provided to the extent that such credit would result in any duplication of benefits for the same period of service, or in case applicable Law already provides for a specific treatment or entitlement that the Transferred Subsidiaries are not permitted under applicable Law to deviate from.

Section 6.06    Pre-Existing Conditions/Copayment Credit. With respect to each welfare benefit plan, program or arrangement maintained, sponsored or contributed to by Purchaser after the applicable Closing (collectively, the “Purchaser Welfare Benefit Plans”) in which any Transferred Employee or spouse or dependent thereof may be eligible to participate on or after the Closing, Purchaser shall use commercially reasonable efforts to (a) waive, or cause its affiliates or insurance carrier to waive, all limitations as to preexisting conditions, actively-at-work requirements, exclusions and waiting periods, if any, with respect to participation and coverage requirements applicable to each Transferred Employee or spouse or dependent thereof, and any other restrictions that would prevent immediate or full participation by such Transferred Employee or spouse or dependent thereof, under such Purchaser Welfare Benefit Plan, to the same extent satisfied or waived under a comparable Employee Benefit Plan, and (b) provide or cause its affiliates to provide full credit to each Transferred Employee or spouse or dependent thereof for any co-payments, deductibles, out-of-pocket expenses and for any lifetime maximums paid by such Transferred Employee or spouse or dependent thereof under the comparable Employee Benefit Plan during the relevant plan year up to and including the Closing as if such amounts had been paid under such Purchaser Welfare Benefit Plan.

Section 6.07    Communication. Prior to the Closing, Purchaser shall not issue any communication (including any electronic communication) to any Employee without the prior written approval of Seller, which written approval shall not be unreasonably withheld, conditioned or delayed. Prior to the Closing, the parties shall mutually consider and agree to the content, scope, form and timing of any communications by Purchaser with the Employees on all employment-related matters in connection with this Agreement (the “Employment Matters”). At any time following the parties’ agreement in accordance with the preceding sentence, Purchaser will, upon invitation by Seller, participate in any communication sessions relating to Employment Matters organized by Seller (the “Employee Sessions”). Without limiting the foregoing, the parties agree that at all times prior to the Closing (i) they shall consult with each other prior to either or both parties carrying out any Employee Sessions or otherwise effecting any communications to the Employees relating to Employment Matters (ii) Purchaser shall not make any representations (on behalf of itself or Seller) relating to any Employment Matters and (iii) Seller shall not and shall cause its affiliates (including the Transferred Subsidiaries) not to make any representations on behalf of the Purchaser relating to any Employment Matters.

Section 6.08    Cooperation. Following the date of this Agreement and prior to the Closing, Seller and Purchaser shall reasonably cooperate in all matters reasonably necessary to effect the transactions contemplated by this Article VI, including (a) exchanging information and data relating to workers’ compensation, employee benefits and employee benefit plan coverages and any information that is reasonably necessary to effect their respective tax withholding, accounting and reporting obligations under applicable Law, (b) in responding to reasonable questions posed by Employees, labor unions, Employee representatives or any other persons or entities, to the extent such answer is required by Law, and (c) in any negotiations with unions or Employee representatives, when required by Law, in each case except as would result in the violation of any applicable Law or Judgment relating to the safeguarding of data or data privacy.

Section 6.09    No Third-Party Beneficiaries; No Guarantee of Employment. Notwithstanding anything in this Article VI to the contrary, nothing contained herein, whether express or implied, (a) shall be treated as an establishment, amendment or other modification of any Employee Benefit Plan or any employee benefit plan of Purchaser or any of its affiliates, or (b) shall limit the right of Purchaser or any of its affiliates to amend, terminate or otherwise modify any Assumed Benefit Plan or other employee benefit plan following the Closing Date, provided that, with respect to the immediately preceding clause (b), all terms of Article VI regarding the obligation of Purchaser to maintain or cause to be maintained the amounts and conditions of employment at levels as required by this Article VI are observed. Seller and Purchaser acknowledge and agree that all provisions contained in this Article VI are included for their sole benefit and are personal to them, and that nothing in this Article VI, whether express or implied, shall create any third party beneficiary or other rights in any other person, including any Employee, any participant in any Employee Benefit Plan or employee benefit plan of Purchaser or any of its affiliates, or any dependent or beneficiary thereof, including any rights of employment for any specified period or any employee benefits, in favor of any Person that is not a party to this Agreement.

ARTICLE VII.

CONDITIONS TO CONSUMMATION OF THE ACQUISITION

Section 7.01    Conditions to Each Party’s Obligations. The obligations of Purchaser and Seller to consummate the Acquisition are subject to the satisfaction (or, to the extent permitted by applicable Law, waiver by Purchaser and Seller) at or prior to the Closing of the following conditions:

(a)    Governmental Approvals. Any filings or notifications listed under the heading “PRC Outbound Direct Investment Procedures” in Section 7.01(a) of the Disclosure Schedule shall have been completed.

(b)    No Injunctions or Restraints. No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated or enforced any Law or preliminary or permanent Judgment which is in effect and which prohibits, enjoins or otherwise restrains, or seeks or contemplates to prohibit, enjoin or otherwise restrain, any of the transactions contemplated by this Agreement.

(c)    Internal Approval. Parent shall have received approval from the votes of a simple majority of all of its issued and outstanding shares of Parent held by the Parent shareholders present at the Parent Shareholder Meeting the transactions contemplated by this Agreement (including the Acquisition) (such approval, the “Required Parent Shareholder Approval”).

(d)    Trademark Coexistence Agreement. The Coexistence Agreement contemplated by Section 5.24 shall have been duly executed and is in full force and effect.

Section 7.02    Conditions to Obligations of Purchaser. The obligation of Purchaser to consummate the Acquisition is subject to the satisfaction (or waiver by Purchaser, to the extent permitted by applicable Law) at or prior to the Closing of the following conditions:

(a)    Representations and Warranties. Each of (i) the Specified Representations (other than the representations and warranties set forth in Section 3.13) shall be true and correct in all respects (other than de minimis exceptions) on the date hereof and in all respects at the Closing (except, in each case, to the extent that such representation and warranty speaks only as of a particular date, in which case such representation and warranty shall be true and correct in all respects as of such earlier date); (ii) all other representations and warranties (other than the representations and warranties of Seller set forth in Section 3.06(b)) (disregarding all qualifications and exceptions contained therein relating to materiality, including references to “Material Adverse Effect”) of Seller or Seller Guarantor set forth in this Agreement shall be true and correct in all respects on the date hereof and at the Closing (except, in each case, to the extent that such representation and warranty speaks only as of a particular date, in which case such representation and warranty shall be true and correct in all respects as of such earlier date), except where the failure of any such representation and warranty of Seller or Seller Guarantor described in this clause (ii) to be so true and correct would not reasonably be expected to have a Material Adverse Effect; and (iii) the representations and warranties of Seller set forth in Section 3.06(b) shall be true and correct on the date hereof and at the Closing in all respects.

(b)    Performance of Obligations of Seller. Seller shall have performed or complied with or caused to be performed or complied with, in all material respects, the obligations and covenants required by this Agreement to be performed or complied with by it or any of its affiliates (including the Transferred Subsidiaries) by the time of the Closing.

(c)    No Proceedings. There shall be no claim, litigation or action pending against Purchaser or any of its affiliates by a Governmental Entity of competent jurisdiction in connection with the transactions contemplated by this Agreement that, if successful, will prevent or materially delay or impair the occurrence of the Closing.

(d)    No Material Adverse Effect. Since the date of this Agreement, there shall not have been a Material Adverse Effect that is continuing.

(e)    Seller’s Officer Certificate. Purchaser shall have received a certificate signed by an authorized officer of Seller as to the satisfaction of the conditions contained in Section 7.02(a), (b) and (d).

(f)    Closing Deliverables. Purchaser shall have received duly executed counterparts from Seller or its applicable affiliate of the documents referenced in Section 2.02(a).

Section 7.03    Conditions to Obligations of Seller. The obligation of Seller to consummate the Acquisition is subject to the satisfaction (or waiver by Seller, to the extent permitted by applicable Law) on or prior to the Closing Date of the following conditions:

(a)    Representations and Warranties. Each of the representations and warranties (disregarding all qualifications and exceptions contained therein relating to materiality, including references to “Purchaser Material Adverse Effect”) of the Parent Group Companies set forth in this Agreement shall be true and correct in all material respects on the date hereof and at the Closing (except, in each case, to the extent that such representation and warranty speaks only as of a particular date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date).

(b)    Performance of Obligations of Each Parent Group Company. Each Parent Group Company shall have performed or complied with or caused to be performed or complied with, in all material respects, the obligations and covenants required by this Agreement to be performed or complied with by such Parent Group Company by the time of the Closing.

(c)    No Proceedings. There shall be no claim, litigation or action pending against Seller, Seller Guarantor or any of their respective affiliates (including the Transferred Subsidiaries) by a Governmental Entity of competent jurisdiction in connection with the transactions contemplated by this Agreement that, if successful, will prevent or materially delay or impair the occurrence of the Closing.

(d)    Purchaser’s Officer Certificate. Seller shall have received a certificate signed by an authorized officer of Purchaser as to the satisfaction of the conditions contained in Section 7.03(a) and (b).

(e)    Closing Deliverables. Seller shall have received duly executed counterparts from Purchaser of the documents referenced in Section 2.02(b).

Section 7.04    Frustration of Closing Conditions. Neither Purchaser, on the one hand, nor Seller, on the other hand, may rely on the failure of any condition set forth in this Article VII to be satisfied if such failure was caused by such party’s or its respective affiliates’ breach of its agreements set forth herein.

ARTICLE VIII.

TERMINATION

Section 8.01    Termination. This Agreement may be terminated and the Acquisition and the other transactions contemplated by this Agreement abandoned at any time prior to the Closing:

(a)    by mutual written consent of Seller and Purchaser;

(b)    by either Seller or Purchaser if the Closing has not occurred on or prior to December 10, 2023 (the “End Date”); provided, that if a copy of the Target Financial Statements is not delivered by Seller to Purchaser by the Target Financials Delivery Date, the End Date shall, without any action on the part of any party to this Agreement or any other person, be automatically extended for each day of such delay until a copy of the Target Financial Statements is delivered by Seller to Purchaser pursuant to Section 5.19; provided, further, that (i) the right to terminate this Agreement under this Section 8.01(b) shall not be available to any party whose or whose affiliate’s failure to perform any of its obligations under this Agreement has been a substantial cause of the failure of the Closing to have occurred on or before the End Date (or any extension thereof) and (ii) neither Seller nor Purchaser shall have the right to terminate this Agreement pursuant to this Section 8.01(b) during the pendency of any proceeding brought by the other party prior to the End Date (or any extension thereof) for specific performance of this Agreement;

(c)    by Purchaser if Seller or Seller Guarantor shall have breached or failed to perform any of its representations, warranties, covenants or agreements contained in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 7.01 or 7.02 and (ii) is not capable of being cured, or if capable of being cured, shall not have been cured by the earlier of (A) the thirtieth (30th) day following receipt by Seller or Seller Guarantor of written notice of such breach or failure to perform from Purchaser stating Purchaser’s intention to terminate this Agreement pursuant to this Section 8.01(c) and the basis for such termination and (B) the End Date (as may be extended pursuant to Section 8.01(b)); provided, however, that Purchaser shall not have the right to terminate this Agreement pursuant to this Section 8.01(c) if Purchaser or Parent is then in breach of any representations, warranties, covenants or other agreements hereunder that would result in the conditions to the Closing set forth in Sections 7.01 and/or 7.03 not being satisfied (other than those conditions that (Y) by their terms are to be satisfied at the Closing (but subject to such conditions being capable of being satisfied as of such date) or (Z) the failure of which to be satisfied is attributable primarily to a breach by Seller or Seller Guarantor of its representations, warranties, covenants and agreements contained in this Agreement);

(d)    by Seller if any Parent Group Company shall have breached or failed to perform any of its representations, warranties, covenants or agreements contained in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Sections 7.01 or 7.03 and (ii) is not capable of being cured, or if capable of being cured, shall not have been cured by the earlier of (A) the thirtieth (30th) day following receipt by such Parent Group Company of written notice of such breach or failure to perform from Seller stating Seller’s intention to terminate this Agreement pursuant to this Section 8.01(d) and the basis for such termination and (B) the End Date (as may be extended pursuant to Section 8.01(b)); provided, however, that Seller shall not have the right to terminate this Agreement pursuant to this Section 8.01(d) if Seller or Seller Guarantor is then in breach of any representations, warranties, covenants or other agreements hereunder that would result in the conditions to Closing set forth in Sections 7.01 and/or 7.02 not being satisfied (other than those conditions that (Y) by their terms are to be satisfied at the Closing (but subject to such conditions being capable of being satisfied as of such date) or (Z) the failure of which to be satisfied is attributable primarily to a breach by any Parent Group Company of its representations, warranties, covenants and agreements contained in this Agreement); or

(e)    by either Seller or Purchaser, if a Governmental Entity shall have issued any Judgment or taken any other action, in each case, which has become final and non-appealable and which restrains, permanently enjoins or otherwise prohibits the Acquisition (in whole or in part); provided, however, that this right of termination shall not be available to any party whose failure to comply with its obligations under this Agreement has been the primary cause of or resulted in such Judgment or action.

Section 8.02    Effect of Termination. In the event of termination by Seller or Purchaser pursuant to Section 8.01, written notice thereof shall forthwith be given to the other party, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void and of no further force and effect (other than the provisions of Section 5.03, Section 5.04(a), Section 5.19(f), this Article VIII and Article XI, all of which shall survive termination of this Agreement), and there shall be no liability on the part of Purchaser or Seller or their respective affiliates or Representatives, except (i) as liability may exist pursuant to the Sections specified in this Section 8.02 that survive such termination or (ii) for willful breach (which, for the avoidance of doubt, will be deemed to include any failure by Seller or Purchaser to consummate the Closing if it is obliged to do so hereunder or Fraud by any such person or its affiliates).

Section 8.03    Purchaser Termination Fee. In the event of the termination of this Agreement pursuant to Section 8.01(b) or Section 8.01(e) (except, with respect to Section 8.01(e), solely to the extent related to an action of a Governmental Entity that is the subject matter of Section 7.01(a) or Section 7.01(c) or a Governmental Entity of competent jurisdiction in the United States), and on the date of such termination all conditions to this Agreement set forth in Article VII are satisfied (other than those conditions that by their terms are to be satisfied at the Closing, each of which is capable of being satisfied at the Closing), or waived (where permissible pursuant to applicable Law), other than one or more of the conditions set forth in Section 7.01(a), Section 7.01(b), Section 7.01(c) or Section 7.02(c) (except, with respect to Section 7.01(b) and Section 7.02(c), solely to the extent related to an action of a Governmental Entity that is the subject matter of Section 7.01(a) or Section 7.01(c) or a Governmental Entity of competent jurisdiction in the United States), then concurrently with such termination of this Agreement (if terminated by Purchaser) or within five (5) Business Days following such termination of this Agreement (if terminated by Seller), Parent shall or shall cause another Parent Group Company to pay to Seller, by wire transfer of immediately available funds, an amount equal to eight million dollars ($8,000,000) (the “Purchaser Termination Fee”) to an account designated by Seller in writing at least three (3) Business Days before such payment; provided, that in the event that any such termination of this Agreement occurs after the Original Closing Date following the Purchaser’s delivery of a Delay Notice pursuant to Section 2.01, the Purchaser Termination Fee shall be an amount equal to twelve million dollars ($12,000,000). The Purchaser Termination Fee is not a penalty and shall constitute liquidated damages as a reasonable amount that will compensate the Seller in the circumstances upon which the Purchaser Termination Fee is payable for the efforts and resources expended and opportunity foregone with respect to the consummation of the transaction contemplated hereby, which would otherwise be impossible to calculate with precision. Each Parent Group

Company acknowledges that the agreements contained in this Section 8.03 are an integral part of the transactions contemplated by this Agreement and that without this Section 8.03 the Seller would not have entered into this Agreement. If Parent or, at the direction of Parent, Purchaser fails to promptly pay any amount due pursuant to this Section 8.03, Parent shall, or shall cause the Purchaser to pay to the Seller all reasonable out-of-pocket fees, costs and expenses of enforcement (including reasonable attorneys’ fees as well as reasonable expenses incurred in connection with any action initiated by the Seller), together with interest on the amount of the Purchaser Termination Fee at the prime lending rate as published in The Wall Street Journal, in effect on the date such payment is required to be made. Each of Seller Guarantor and Seller, on behalf of itself and each of their affiliates, hereby acknowledge and agree that Seller’s right to receive payment from Parent or, at the direction of Parent, Purchaser of the Purchaser Termination Fee (under the circumstances in which it is payable) shall be the sole and exclusive remedy of any member of Seller Group or any of their respective former, current or future officers, directors, partners, shareholders, managers, members or affiliates against Parent, Purchaser or any of their respective former, current or future officers, directors, employees, partners, equityholders, controlling persons, stockholders, managers, members, affiliates or assignees (collectively, “Purchaser Related Parties”) for any Loss suffered as a result of the failure of the transactions contemplated hereby, including the Acquisition, to be consummated or for a breach or failure to perform hereunder or otherwise, and upon payment of such amount (if entitled under this Section 8.03), none of the Purchaser Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby, including the Acquisition. In no event shall Parent or, at the direction of Parent, Purchaser be required to pay the Purchaser Termination Fee on more than one occasion.

ARTICLE IX.

INDEMNIFICATION; SURVIVAL

Section 9.01    Indemnification by Seller. Subject to the limitations set forth in Section 9.05, from and after the Closing, Seller shall indemnify and hold harmless Purchaser and its affiliates and their respective directors, officers, employees and legal representatives (including the Transferred Subsidiaries, collectively, the “Purchaser Indemnitees”) from and against, and shall compensate and reimburse each of the Purchaser Indemnitees for, any and all Losses incurred or sustained by, or imposed upon, the Purchaser Indemnitees or to which any of the Purchaser Indemnitees may otherwise become subject (in each case regardless of whether or not such Losses relate to any Third Party Claim), arising or resulting from any of the following:

(a)    any breach of or inaccuracy in any representation or warranty of Seller or Seller Guarantor contained in this Agreement or in the certificate delivered by Seller pursuant to Section 7.02(e) as of the date hereof and as of the Closing Date, without giving effect to any update of or modification to the Disclosure Schedule made or purported to have been made after the date of this Agreement;

(b)    any breach by Seller or of any its affiliates (including Seller Guarantor) of any covenant or agreement contained in this Agreement;

(c)    any Pre-Closing Taxes;

(d)    any inaccuracy in the calculation of the Taxable Capital Gain, including the Seller Acquisition Cost; and

(e)    any matters set forth in Section 9.01(e) of the Disclosure Schedule.

Section 9.02    Indemnification by Purchaser. Subject to the limitations set forth in Section 9.05, from and after the Closing, Parent shall, or shall cause Purchaser to indemnify and hold harmless Seller, respective affiliates and their respective directors, officers, employees and legal representatives (the “Seller Indemnitees”) from and against, and shall compensate and reimburse each of the Seller Indemnitees for, any and all Losses incurred or sustained by, or imposed upon, the Seller Indemnitees or to which any of the Seller Indemnitees may otherwise become subject (in each case regardless of whether or not such Losses relate to any Third Party Claim), arising or resulting from:

(a)    any breach of any representation or warranty of any Parent Group Company contained in this Agreement as of the date hereof and as of the Closing Date; and

(b)    any breach by any Parent Group Company of any covenant or agreement contained in this Agreement.

Section 9.03    Indemnification Procedures.

(a)    Third Party Claims. If any party (the “Indemnified Party”, which shall include the party requesting indemnification pursuant to Section 9.03(b)), receives written notice (or otherwise becomes aware) of the commencement of any Proceeding or the assertion of any claim by a third party or the imposition of any penalty or assessment for which indemnity may be sought under Section 9.01 or Section 9.02 (a “Third Party Claim”), and such Indemnified Party intends to seek indemnity pursuant to this Article IX, the Indemnified Party may promptly (but no later than thirty (30) days of receiving such written notice (or otherwise becoming aware) of such Third Party Claim) provide the other party (the “Indemnifying Party”, which shall include the party receiving a Claim Notice from an Indemnified Party as described in Section 9.03(b)) with written notice of such Third Party Claim, which notice shall include a description in reasonable detail of (i) the nature and basis of such Third Party Claim (ii) the amount thereof (to the extent known or estimated, which amount shall not be conclusive of the final amount of such Third Party Claim), and (iii) the method of computation thereof (to the extent known or estimated), any other remedy sought thereunder, any relevant time constraints relating thereto, and, to the extent practicable, any other material details pertaining thereto, along with copies of the relevant documents evidencing such Third Party Claim and the basis for indemnification sought; provided, however, that any such notice need only specify such information to the knowledge of the Indemnified Party as of the date of such notice and shall not limit or prejudice any of the rights or remedies of any Indemnified Party in connection with such Third Party Claim, including any such limitation made in good faith to preserve the attorney-client privilege, work product doctrine or any other privilege. Failure of the Indemnified Party to give such notice will not relieve the Indemnifying Party from its indemnification obligations hereunder, except to the extent that the Indemnifying Party is actually prejudiced thereby. The Indemnifying Party will have forty-five (45) days, which period shall begin upon receipt of any such notice of a Third Party Claim, to give notice to the Indemnified Party whether it is assuming and controlling the defense thereof with counsel of the Indemnifying Party’s choice; provided, that if the Indemnifying Party is Seller, such Indemnifying Party shall not have the right to defend or direct the defense of any such Third Party Claim that (A) is asserted directly by or on behalf of a Person that is a Top Customer or Top Vendor of any Transferred Subsidiary and such Third Party Claim would reasonably be expected to have a material adverse effect on the Business, or (B) seeks an injunction or other equitable relief against the Indemnified Party. So long as the Indemnifying Party has assumed the defense of the Third Party Claim in accordance herewith, the Indemnified Party may retain separate co-counsel at its sole cost and expense and, when legally possible, participate in (but not control) the defense of the Third Party Claim; provided, that if in the reasonable opinion of outside counsel to the Indemnified Party, (x) there are legal defenses available to an Indemnified Party that are different from or additional to those available to the Indemnifying Party; or (y) there exists a conflict of interest between the Indemnifying Party and the Indemnified Party that cannot be waived, the Indemnifying Party shall be liable for the reasonable fees and expenses of counsel to the Indemnified Party in each jurisdiction for which counsel is required, in the reasonable opinion of outside counsel to the Indemnified Party. If the Indemnifying Party elects not to compromise or defend such Third Party Claim, fails to promptly notify the Indemnified Party in writing of its election to defend as provided in this Agreement, or fails to diligently prosecute the defense of such Third Party Claim, the Indemnified Party may pay, compromise and defend such Third Party Claim and seek indemnification for any and all Losses based upon, arising from or relating to such Third Party Claim (subject to the procedures and limitations set forth in this Article IX). The parties will act in good faith in responding to, defending against or otherwise dealing with Third Party Claims.

The parties will also cooperate in any such defense and give each other reasonable access to all information relevant thereto; provided, however, that any confidential or privileged materials shall not be disclosed by the Indemnified Party other than as needed for the defense of the Third Party Claim, and the Indemnifying Party agrees to enter into a commercially reasonable confidentiality and non-use agreement with the Indemnified Party with respect to such information. Whether or not the Indemnifying Party has assumed the defense of a Third Party Claim, with respect to any Third Party Claim for which the Indemnified Party seeks indemnification pursuant to this Article IX, neither the Indemnified Party nor the Indemnifying Party will admit any liability or wrongdoing, consent to the entry of any judgment or enter into any settlement agreement, compromise or discharge with respect to the Third Party Claim without the prior written consent of the other party (such consent not to be unreasonably withheld, conditioned or delayed). Section 1.02(d) and Section 10.01(e) shall govern Tax Claims, and this Section 9.03(a) shall not apply.

(b)    Claims.

(i)    An Indemnified Party shall give the Indemnifying Party written notice (a “Claim Notice”) of any matter (including a Third Party Claim) that an Indemnified Party has determined in good faith has given or could give rise to a right of indemnification under this Agreement, stating the amount of the Loss, if known (the “Claimed Amount”), and the method of computation thereof, and containing a reference to the provisions of this Agreement in respect of which such right of indemnification is claimed or arises. Failure of the Indemnified Party to give a Claim Notice will not relieve the Indemnifying Party from its indemnification obligations hereunder, except to the extent that the Indemnifying Party is actually prejudiced thereby.

(ii)    Within thirty (30) days after delivery of a Claim Notice and subject to Section 9.03(b)(iii), the Indemnifying Party will deliver to the Indemnified Party a written response (the “Response”) in which the Indemnifying Party will: (A) agree that the Indemnified Party is entitled to receive all of the Claimed Amount and, within five (5) Business Days of the Indemnified Party’s receipt of the Response, the Indemnifying Party will pay the Claimed Amount to the Indemnified Party by wire transfer of immediately available funds to the bank account to be designated by such Indemnified Party in a written notice at least three (3) Business Days before such payment; (B) agree that the Indemnified Party is entitled to receive part, but not all, of the Claimed Amount (such portion, the “Agreed Portion”) and, within five (5) Business Days of the Indemnified Party’s receipt of the Response, the Indemnifying Party will pay the Agreed Portion to the Indemnified Party by wire transfer of immediately available funds to the bank account to be designated by such Indemnified Party in a written notice at least three (3) Business Days before such payment; or (C) dispute that the Indemnified Party is entitled to receive any of the Claimed Amount. If no Response or Claim Dispute Notice is delivered by the Indemnifying Party to the Indemnified Party within such thirty (30)-day period, then the Indemnifying Party shall be deemed to have agreed upon the Indemnified Party’s right to receive the Claimed Amount.

(iii)    If the Indemnifying Party in good faith objects to any claim made by Indemnified Party in any Claim Notice, then the Indemnifying Party shall deliver a written notice (a “Claim Dispute Notice”) to the Indemnified Party during the thirty (30)-day period commencing upon receipt by the Indemnifying Party of the Claim Notice. The Claim Dispute Notice shall set forth in reasonable detail the principal basis for the dispute of any claim made by the Indemnified Party in the Claim Notice. If the Indemnifying Party does not deliver a Claim Dispute Notice to the Indemnified Party prior to the expiration of such thirty (30)-day period, then (A) each claim for indemnification set forth in such Claim Notice shall be deemed to have been conclusively determined in Indemnified Party’s favor for purposes of this Article IX on the terms set forth in the Claim Notice and (B) the Indemnifying Party shall, within five (5) Business Days following the expiration of such thirty (30)-day period, deliver payment of the full Claimed Amount to the Indemnified Party by wire transfer of immediately available funds to the bank account to be designated by the Indemnified Party in a written notice at least three (3) Business Days before such payment in accordance with this Section 9.03.

(iv)    If the Indemnifying Party delivers a Claim Dispute Notice, then the Indemnified Party and the Indemnifying Party shall attempt in good faith to resolve any such objections raised by the Indemnifying Party in such Claim Dispute Notice. If Indemnified Party and the Indemnifying Party agree to a resolution of such objection, then a memorandum setting forth the matters conclusively determined and stipulating the amount owed to such Indemnified Party (the “Stipulated Amount”), by the Indemnified Party and the Indemnifying Party shall be prepared and signed by both parties and the Indemnifying Party shall deliver payment by wire transfer of immediately available funds to the bank account to be designated by the Indemnified Party in accordance with the terms of such memorandum.

(v)    In the event that the Indemnifying Party and Indemnified Party are unable to reach an agreement in accordance with this Section 9.03, such dispute will be governed by a Proceeding subject to the terms of Section 11.10, Section 11.11 and Section 11.12.

Section 9.04    Survival. The representations and warranties contained in this Agreement (other than the Specified Representations) shall survive the Closing until 11:59 p.m., Pacific Time, on the date that is eighteen (18) months after the Closing Date, and the Specified Representations shall survive the Closing until 11:59 p.m., Pacific Time, on the date that is sixty (60) days after the expiration of the applicable statute of limitations (as applicable, the “Expiration Date”). Other than a claim for Fraud, no claim for indemnification hereunder for breach of any representation or warranty may be made after the Expiration Date and no claim for indemnification hereunder for matters set forth in Section 9.01(e) of the Disclosure Schedule may be made after the third (3rd) anniversary of the Closing Date. Notwithstanding the foregoing, (a) the limitations on survival in this Section 9.04 shall not apply to any claims based on Fraud and (b) if at any time prior to the Expiration Date any Indemnified Party delivers a Claim Notice in conformity with Section 9.03, then the claim for indemnification asserted in such Claim Notice shall survive until such time as such claim is fully and finally resolved, irrespective of whether the party delivering such Claim Notice has initiated any Proceeding or otherwise taken any further action in connection with the matters constituting the basis for such Claim. All covenants and agreements set forth herein shall survive and continue in full force and effect for eighteen (18) months after the Closing Date; provided, however, that any covenant or agreement set forth herein that, by its terms, provides for performance following the Closing shall survive the Closing in accordance with its terms only for such period as shall be required for the party required to perform under such covenant or agreement to complete the performance required thereby. For the avoidance of doubt, it is the intention of the parties hereto that the foregoing respective survival periods and termination dates supersede any applicable statutes of limitations that would otherwise apply to such representations and warranties under applicable Law.

Section 9.05    Limitations on Indemnification and Other Matters.

(a)    Notwithstanding anything to the contrary contained in this Agreement:

(i)    other than for Fraud or with respect to the Specified Representations, no Purchaser Indemnitee shall be entitled to any indemnification pursuant to Section 9.01(a) for aggregate Losses in excess of $17,000,000;

(ii)    other than for Fraud or with respect to the Specified Representations, no Purchaser Indemnitee shall be entitled to any indemnification pursuant to Section 9.01(a) and Section 9.01(e) for aggregate Losses in excess of $34,000,000;

(iii)    other than for Fraud, no Purchaser Indemnitee shall be entitled to any indemnification pursuant to this Agreement for aggregate Losses in excess of the Purchase Price;

(iv)    other than for Fraud or with respect to any Specified Representations, no Purchaser Indemnitee shall be entitled to any indemnification pursuant to Section 9.01(a) or Section 9.01(e) for any Loss, unless and until the aggregate Losses subject to such indemnification obligations collectively exceed $1,275,000 (the “Deductible”), whereupon such indemnification shall be made by Seller only with respect to the amount of such Losses of Purchaser Indemnitee in excess of the Deductible; and

(v)    other than for Fraud, no Purchaser Indemnitee shall be entitled to any indemnification pursuant to Section 9.01(a) for a breach of or inaccuracy in the second sentence of Section 3.13(b) in connection with (A) the PADIS Tax Credits for aggregate Losses in excess of the product of eighty-one percent (81%) and $5,000,000 or (B) the Corporate Income Tax Recoverable in excess of the product of eighty-one percent (81%) and the amount of Corporate Income Tax Recoverable taken into account in Transferred Subsidiary Cash as finally determined pursuant to Section 2.04(a).

(b)    For purposes of determining whether an inaccuracy in or breach of representation or warranty has occurred for the purposes of Section 9.01(a) and calculating the amount of Losses related thereto, any qualification as to materiality or “Material Adverse Effect” contained in Article III of this Agreement shall be disregarded (it being understood that the qualification as to “Material Adverse Effect” contained in Section 3.06(b) shall not be disregarded for any of such purposes).

(c)    Notwithstanding anything to the contrary herein, the rights and remedies of any Purchaser Indemnitees shall not be limited by the fact that such Purchaser Indemnitee had actual or constructive knowledge (regardless of whether such knowledge was obtained through such Purchaser Indemnitee’s own investigation or through disclosure by Seller, its Representatives or any other person) of any breach, event or circumstance, whether before or after the execution and delivery of this Agreement or the Closing.

(d)    In no event shall (x) Parent or, at the direction of Parent, Purchaser or (y) Seller be required to indemnify, defend, hold harmless, pay or reimburse any Indemnified Party under this Article IX for any Losses that are punitive, incidental, consequential, special or indirect; provided, however, that the foregoing limitations shall not apply to any such Losses (i) to the extent such Losses were reasonably foreseeable or (ii) if any Indemnified Party is held liable to any third Person for such Losses.

Section 9.06    Calculation of Indemnity Payments.

(a)    The amount of any Loss for which indemnification is provided under this Article IX or Article X shall be net of (a) any amounts recovered by the Indemnified Party pursuant to any indemnification by, or indemnification agreement with, any third party (net of all costs and expenses reasonably and actually incurred by the Indemnified Party and its affiliates in seeking such recovery), and (b) any insurance proceeds (net of any increased costs incurred by the Indemnified Party as a result of such claims, including any retroactive or prospective premium adjustments associated with such coverage) or other cash receipts or sources of reimbursement received as an offset against such Loss (such amounts actually recovered under (a) and (b), collectively, “Third Party Payments”). If an Indemnified Party recovers a Third Party Payment in respect of Losses that are the subject of indemnification hereunder after all or a portion of such Losses have been paid by an Indemnifying Party pursuant to this Article IX, then the Indemnified Party shall promptly remit to the Indemnifying Party the excess (if any) of (A) (i) the amount paid by the Indemnifying Party in respect of such Losses plus (ii) the net amount of Third Party Payments (calculated and adjusted in accordance with this Section) received by the Indemnified Party in respect thereof minus (B) the full amount of the Losses.

(b)    Each party shall, and shall cause its respective subsidiaries to, take all reasonable steps to mitigate any Loss indemnifiable hereunder promptly upon and after becoming aware of any event that could reasonably be expected to give rise to any Loss to the extent required for the recovery of Losses under the laws of the State of New York.

Section 9.07    Exclusive Remedy; Exceptions. Except with respect to the matters covered by Section 2.04, Section 5.17(d), Section 5.19(f), Section 5.20 or with respect to the remedies contemplated by Section 11.14 or Fraud, from and after the Closing, Purchaser’s and Seller’s sole and exclusive remedy for money damages with respect to any and all claims relating to this Agreement, the Business, the Transferred Quotas or the transactions contemplated by this Agreement shall be pursuant to the indemnification provisions set forth in Section 6.04, this Article IX and Article X.

Section 9.08    No Contribution. Seller waives, acknowledges and agrees that it shall not have and shall not exercise or assert (or attempt to exercise or assert), any right of contribution, right of indemnity or advancement of expenses or other right or remedy against any Purchaser Indemnitee in connection with any indemnification obligation or any other Liability to which Seller may become subject under or in connection with this Agreement or any Ancillary Agreement.

ARTICLE X.

TAX MATTERS

Section 10.01    Tax Covenants.

(a)    Transfer Taxes. Each of (i) Parent or, at the direction of Parent, Purchaser and (ii) Seller shall be liable for and pay, and indemnify the other party against, any Transfer Taxes for which each is primarily liable under applicable Law. Purchaser and Seller shall, and shall cause their respective subsidiaries to, cooperate in timely making all filings, returns, reports and forms as may be required in connection with payment of any Transfer Taxes. Seller shall, or Purchaser shall, as applicable, execute and deliver all instruments and certificates necessary to enable the other to comply with any filing requirements relating to any such Transfer Taxes. For avoidance of doubt, Parent or, at the direction of Parent, Purchaser shall be liable for and pay any Imposto sobre Operações Financeiras sobre Operações de câmbio arising out of, in connection with or attributable to the transactions effectuated pursuant to this Agreement.

(b)    Cooperation. Purchaser agrees to retain all records relating to Taxes of the Transferred Subsidiaries for all taxable periods (or portions thereof) ending on or prior to the Closing Date until the expiration of the applicable statutes of limitation (including any extensions thereof) for the taxable period or periods to which such records relate. Purchaser and Seller agree to provide each other with such information and assistance as is reasonably necessary, including access to records and personnel, for the preparation of any Tax Returns or for the defense of any Tax claim or assessment, whether in connection with an audit or otherwise.

(c)    Tax Elections. On or after the Closing Date, Purchaser shall not and shall not cause or permit the Transferred Subsidiaries or any affiliate of Purchaser (i) without the prior consent of Seller, to make any election or deemed election under Section 338 of the Code or Section 336(e) of the Code (or any comparable election under applicable Law with respect to any of the Transferred Subsidiaries) or (ii) without the prior consent of Seller (not to be unreasonably withheld, conditioned or delayed), to make or change any Tax election or amend any Tax Return that could reasonably be expected to result in any increased Tax liability or reduction in any Tax asset of Seller or any affiliate of Seller in respect of any Pre-Closing Tax Period or form the basis for a claim of indemnification against Seller or its affiliates pursuant to this Agreement.

(d)    Tax Returns. Purchaser shall prepare and timely file or cause to be prepared and timely filed (taking into account all extensions properly obtained) all Tax Returns of the Transferred Subsidiaries due after the Closing Date that include any Pre-Closing Tax Period (the “Purchaser Prepared Returns”). Purchaser shall prepare Purchaser Prepared Returns for any taxable period that ends on or before or includes the Closing Date in a manner consistent with the past practice of the Transferred Subsidiaries to the extent consistent with applicable Law. At least twenty (20) days prior to the due date of any Purchaser Prepared Return relating to income Taxes, or non-income Taxes if such non-income Taxes could reasonably be expected to result in an indemnification obligation pursuant to this Agreement (or if due less than twenty (20) days after the Closing Date, as soon after the Closing Date as reasonably practicable), Purchaser shall submit such Purchaser Prepared Return to Seller for review and approval (not to be unreasonably withheld, conditioned or delayed).

(e)    Tax Claims. Purchaser shall promptly deliver written notice to Seller following any demand, claim, assessment or notice of commencement of a claim, proposed adjustment, assessment, audit, examination or other administrative or court proceeding with respect to Taxes of the Transferred Subsidiaries or any other Taxes for which Seller or its affiliates could reasonably be expected to have an indemnification obligation pursuant to this Agreement (a “Tax Claim”) and shall describe in reasonable detail the facts constituting the basis for such Tax Claim, the nature of the relief sought, and the amount of the claimed losses, if any. Failure of Purchaser to give such notice will not relieve the Seller from its indemnification obligations hereunder, except to the extent that Seller is actually prejudiced thereby. All Tax Claims relating solely to a Pre-Closing Tax Period and any Tax Claims relating to any Taxes addressed in Section 1.02(d) or Section 9.01(d) shall be controlled by Seller or an affiliate thereof (at their own expense); provided, that (i) Purchaser shall be kept reasonably informed of all material developments and events relating to such Tax Claim and (ii) Purchaser, at its own expense, shall have the right to participate in (but not control) the defense of such Tax Claim (including participating in any discussions with the applicable Governmental Entity regarding such Tax Claims). All other Tax Claims shall be controlled by Purchaser or an affiliate thereof (at their own expense); provided, that (i) Seller shall be kept reasonably informed of all material developments and events relating to such Tax Claim, (ii) Seller, at its own expense, shall have the right to participate in (but not control) the defense of such Tax Claim (including participating in any discussions with the applicable Governmental Entity regarding such Tax Claims) and (iii) such Tax Claim shall not be settled or resolved without the consent of Seller, not to be unreasonably withheld, conditioned or delayed. The parties shall act in good faith in responding to, defending against or otherwise dealing with Tax Claims. Section 1.02(d) and this Section 10.01(e) shall govern Tax Claims, and Section 9.03(a) (relating to Third Party Claims) shall not apply.

(f)    Tax Refunds. Any refunds of Taxes of the Transferred Subsidiaries for Pre-Closing Tax Periods shall be for the account of Seller and shall be paid over by the Purchaser to Seller (net of any Taxes or out-of-pocket expenses incurred by Purchaser or its affiliates in connection with such refund) within five (5) Business Days of receipt or application or offset against other Taxes of Purchaser or its affiliates in lieu of a cash refund. For avoidance of doubt, such refunds shall not include refunds of or attributable to any Tax Benefits, and Purchaser shall be entitled to retain refunds of or attributable to Tax Benefits. Notwithstanding the foregoing, with respect to any ICMS Accumulated Credits generated from the operations prior to the Closing, if any such ICMS Accumulated Credits are sold to third parties other than an affiliate of the Transferred Subsidiaries following the Closing or cash is received after the Closing as a result of a sale of any such ICMS Accumulated Credits to a third party other than an affiliate of the Transferred Subsidiaries prior to the Closing, promptly following its receipt of cash proceeds from third parties with respect to any such sale, the applicable Transferred Subsidiary shall wire 50% of such cash proceeds to an account designated by Seller in writing at least three (3) Business Days prior to such payment.

ARTICLE XI.

MISCELLANEOUS

Section 11.01    Assignment. Neither this Agreement nor any of the rights and obligations of the parties hereunder may be assigned by any Parent Group Company, on the one hand, or Seller Guarantor or Seller, on the other hand, without the prior written consent of Seller (in the case of any Parent Group Company) or Purchaser (in the case of Seller Guarantor or Seller), as applicable; provided that (a) Seller may assign any rights hereunder to any of its affiliates and (b) Purchaser or Parent Funding Entity may assign any of its rights or obligations hereunder to any of its affiliates, in each case, without the consent of any other person so long as such assignment does not result in any adverse Tax consequences to Seller, Purchaser or any of their respective affiliates, provided that no such assignment shall release the applicable assignor from any liability or obligation under this Agreement in the event its obligations are not performed, provided further that under no circumstance will any assignment by any Parent Group Company or Seller be permitted if such assignment would reasonably be expected to prevent, materially impair or materially delay the Closing. Subject to the first sentence of this Section 11.01, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Any attempted assignment or transfer in violation of this Section 11.01 shall be null and void.

Section 11.02    No Third-Party Beneficiaries. Except as provided in (a) Article IX with respect to Purchaser Indemnitees, Seller Indemnitees and the Indemnified Parties, and (b) Section 5.09 for the benefit of any current or former directors, officers or employees, this Agreement is for the sole benefit of the parties hereto and their respective successors and permitted assigns and nothing herein expressed or implied shall give or be construed to give to any person, other than the parties hereto and such successors and assigns, any legal or equitable rights hereunder; provided, however, that Purchaser expressly agrees that Seller may seek to enforce Purchaser’s compliance with the provisions of Article VI for the benefit of any Transferred Employee (or beneficiary or dependent thereof) notwithstanding that neither Seller nor any of its affiliates may itself have suffered any damages as a result of Purchaser’s noncompliance. Nothing in this Agreement shall constitute an amendment to any Employee Benefit Plan, and no Employee Benefit Plan shall be amended absent a separate written amendment that complies with such Employee Benefit Plan’s amendment procedures and Section 5.01, if applicable.

Section 11.03    Expenses. Each of the parties shall pay its own legal, accounting and other fees and expenses incurred in connection with the preparation, execution and delivery of this Agreement and all documents and instruments executed pursuant hereto (including all Ancillary Agreements) and the consummation of the transactions contemplated hereby and thereby and any other costs and expenses incurred by such party, except as otherwise expressly set forth herein or in any Ancillary Agreement.

Section 11.04    Notices. All notices, requests, permissions, waivers and other communications (including, for the avoidance of doubt, any notice or document sent by any party, or by the Independent Expert, pursuant to Section 2.04) hereunder shall be in writing and shall be deemed to have been duly given (a) when delivered, if delivered personally to the intended recipient, (b) one (1) Business Day following sending by overnight delivery via a national courier service and (c) when transmitted prior to 5:00 p.m. on a Business Day in the place of receipt (and if after 5:00 p.m. on a Business Day in the place of receipt, or if not a Business Day, then the next Business Day) via email (provided, that no “error” message or other notification of non-delivery is generated), in each case, addressed to a party at the following address (or email address) for such party:

(i)    if to Seller and/or Seller Guarantor,

SMART Global Holdings, Inc.

1390 McCarthy Blvd

Milpitas, CA 95035

Attention: General Counsel

Email: [***]

with copies to (which shall not constitute notice):

Latham & Watkins LLP

140 Scott Drive

Menlo Park, California 94025

Attention:         Mark Bekheit

                          Tessa Bernhardt

Email:              [***]

                          [***]

and

Machado, Meyer, Sendacz e Opice Advogados

A. Brig. Faria Lima, 3200 — Itaim Bibi

São Paulo — SP, 01453-050, Brazil

Attention:        Adriana Pallis

Email:              [***]

(ii)    if to any Parent Group Company,

c/o Shenzhen Longsys Electronics Co., Ltd.

1737 N First Street, Suite 680, San Jose, CA 95112

Attention: Senior Vice President

Email: [***]

with copies to (which shall not constitute notice):

Sidley Austin LLP

Building One, Suite 100

1001 Page Mill Rd

Palo Alto, CA 94304

Attention:         Yabo Lin

                           Rob Carlson

Email:               [***]

                           [***]

and

Pinheiro Neto Advogados

R. Hungria, 1100 — Jardim Europa

São Paulo — SP, 01455-906, Brazil

Attention:    Miguel Tornovsky

Email:         [***]

or to such other address(es) as shall be furnished in writing by any such party to the other party hereto in accordance with the provisions of this Section 11.04.

Section 11.05    Interpretation; Certain Definitions.

(a)    This Agreement shall be construed as follows:

(i)    The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

(ii)    The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Exhibits and Schedules are to the Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified.

(iii)    All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement.

(iv)    Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular, and words denoting either gender shall include both genders as the context requires. Where a word or phrase is defined herein, each of its other grammatical forms shall have a corresponding meaning.

(v)    Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import.

(vi)    The use of the word “or” shall not be exclusive.

(vii)    The word “will” shall be construed to have the same meaning and effect as the word “shall.”

(viii)    The word “party” shall, unless the context otherwise requires, be construed to mean a party to this Agreement. Any reference to a party to this Agreement or any other agreement or document contemplated hereby shall include such party’s successors and permitted assigns.

(ix)    A reference to any legislation or to any provision of any legislation shall include any modification, amendment, re-enactment thereof, any legislative provision substituted therefor and all rules, regulations and statutory instruments issued or related to such legislation.

(x)    Any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement. No prior draft of this Agreement nor any course of performance or course of dealing shall be used in the interpretation or construction of this Agreement. No parol evidence shall be introduced in the construction or interpretation of this Agreement unless the ambiguity or uncertainty in issue is plainly discernable from a reading of this Agreement without consideration of any extrinsic evidence. Although the same or similar subject matters may be addressed in different provisions of this Agreement, the parties intend that, except as reasonably apparent on the face of the Agreement or as expressly provided in this Agreement, each such provision shall be read separately, be given independent significance and not be construed as limiting any other provision of this Agreement (whether or not more general or more specific in scope, substance or content). The doctrine of election of remedies shall not apply in constructing or interpreting the remedies provisions of this Agreement or the equitable power of a court considering this Agreement or the transactions contemplated hereby.

(xi)    The Disclosure Schedule shall be arranged in separate parts corresponding to the numbered and lettered sections and subsections contained in this Agreement. The parties hereto agree that any reference in a particular Section of the Disclosure Schedule shall be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (i) the representations and warranties (or covenants, as applicable) of the relevant party that are contained in the corresponding Section of this Agreement and (ii) any other representations and warranties of such party that are contained in this Agreement, but only if the relevance of that reference as an exception to (or a disclosure for purposes of) such representations and warranties would be readily apparent on the face of the disclosure to an individual who has read that reference and such representations and warranties (or covenants, as applicable). The Disclosure Schedule may not be amended or modified after the execution of this Agreement.

(xii)    The parties hereto have been represented by counsel in the negotiations and preparation of this Agreement; therefore, this Agreement will be deemed to be drafted by each of the parties hereto, and no rule of construction will be invoked respecting the authorship of this Agreement.

(b)    For all purposes hereof:

“Accounting Principles” means (i) to the extent not inconsistent with International Financial Reporting Standards (“IFRS”), the accounting principles, policies, procedures, categorizations, assets recognition bases, definitions, methods, practices and estimation techniques (including in respect of the exercise of management judgement) adopted in the audited Financial Statements for the twelve (12)-month period ended on July 31, 2022 applied on a consistent basis; and (ii) then, IFRS. Exhibit D sets forth illustrative calculation of Cash, Indebtedness, Current Assets and Current Liabilities as of April 30, 2023, utilizing the Accounting Principles.

“Adjustment Amount” means (i) $0, minus (ii) the amount (if any) by which the Net Working Capital is less than the Target Net Working Capital, minus (iii) the amount of any Transferred Subsidiary Debt, plus (iv) the amount (if any) by which the Net Working Capital exceeds the Target Net Working Capital, plus (v) the amount of any Transferred Subsidiary Cash. For the avoidance of doubt, the Adjustment Amount may be a positive or negative number.

“affiliate” means, with respect to any person, any person or entity controlling, controlled by or under common control with such person. For purposes of this definition, “control” means, with respect to any entity, the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such entity, whether through the ownership of voting securities (or other ownership interest), by contract or otherwise.

“Anti-corruption Laws” means applicable Laws relating to anti-bribery or anti-corruption (governmental or commercial), including (i) the Brazilian Federal Law No. 12,846 of August 1, 2013; (ii) the Brazilian Decree No. 8,420, dated March 18, 2015; (iii) the Brazilian Conflict of Interest Law (Federal Law No. 12,813/2013); (iv) the Brazilian Law of Administrative Improbity (Federal Law No. 8,429/1992); (v) the Brazilian Decree-Law No. 2,848, dated December 7, 1940; (vi) the Brazilian Public Procurement Law (Federal Law No. 8,666/93); (vii) the Anti-Money Laundering Law (Law No. 9,613/1998); and (viii) Brazilian Election Law (Law No. 9,504/1997); (ix) and any other Laws that prohibit the corrupt payment, offer, promise, or authorization of the payment or transfer of anything of value (including gifts or entertainment), directly or indirectly, to any person, including any government official, to obtain an unfair business advantage, such as the U.S. Foreign Corrupt Practices Act, Brazil’s Clean Company Act, and Laws enacted to implement the OECD Convention on Combating Bribery of Foreign Officials in International Business Transactions.

“Assumed Benefit Plan” means each Employee Benefit Plan or portion thereof (i) sponsored or maintained by a Transferred Subsidiary or (ii) that Purchaser or any of its affiliates is required to assume under applicable Law or any applicable Collective Agreement.

“Base Purchase Price” means $170,000,000.

“Brazilian Antitrust Law” means Law No. 12,529, dated November 30, 2011, as amended, and any other laws or regulations related to antitrust matters enacted by any Brazilian Governmental Entity.

“Brazilian GAAP” means generally accepted accounting principles in effect in Brazil at the relevant time, consistently applied.

“Burdensome Condition” means any requirement or condition (i) to enter into any agreement or undertaking that requires the holding of direct or indirect interest in the Transferred Subsidiaries through proxy holders or in a voting trust, (ii) to alter the governance arrangements with respect to the Transferred Subsidiaries, (iii) to limit the scope of Purchaser’s information rights with respect to the Transferred Subsidiaries, (iv) to propose, negotiate, commit to or effect, by consent decree, hold separate order or otherwise, the sale, divestiture or disposition of any assets or businesses of Parent, any of its subsidiaries or their affiliates or the Transferred Subsidiaries, or (v) to take or commit to take any actions that would limit the freedom of Purchaser, its subsidiaries or their affiliates or the Transferred Subsidiaries, with respect to, or their ability to retain, one or more of their businesses, product lines or assets, in each case, that would or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the consolidated business or operations after the Closing of either (x) the Transferred Subsidiaries or (y) Parent.

“Business” means the operations of the Transferred Subsidiaries, as conducted by the Transferred Subsidiaries as of immediately prior to the Closing.

“Business Day” means any day, other than a Saturday or a Sunday, on which commercial banks are not required or authorized to close in São Paulo, Brazil, Luxembourg, Newark, California or Shenzhen, China.

“Business Intellectual Property” means (a) all Intellectual Property Rights owned or purported to be owned by a Transferred Subsidiary, (b) the Patents identified in Section 3.11(a) of the Disclosure Schedule as “Licensed Patents” and (c) all Copyrights and Trade Secret Rights included in the Licensed Intellectual Property that were created or developed by Seller employees in South Korea in the conduct of the Business.

“Business Privacy Policy” means each published privacy policy of any Transferred Subsidiary relating to: (a) the privacy of any Person in connection with the Business; (b) the Processing of any Personal Data; and (c) any employee information, including each privacy policy on the website of the Transferred Subsidiaries.

“Business Service Provider” means any Employee and any individual independent contractor or consultant of a Transferred Subsidiary.

“CADE” means Conselho Administrativo de Defesa Econômica (including the Superintendência General and the Tribunal Administrativo), the Brazilian merger control authority.

“Cash” means cash and cash equivalents, provided that “Cash” shall (i) include (A) deposits in transit to the Transferred Subsidiaries and not yet credited in the bank account of a Transferred Subsidiary, (B) sixty-one and seventy-three hundredth percent (61.73%) of cash deposits made after the date hereof and prior to the Closing in respect of the purchase of capital equipment set forth in Section 11.05(b)(i) of the Disclosure Schedule, (C) withholding income tax (IRRF) recoverable (recognized in the account code 13581 of the trial balance of the Transferred Subsidiaries) and (D) fifty percent (50%) of (x) Corporate Income Tax Recoverable and (y) judicial deposits recognized in the account code 18001 of the trial balance of the Transferred Subsidiaries; and (ii) be net of (A) issued but uncleared checks and drafts, including undeposited credit card payments, (B) the amount of any declared and unpaid dividends, distributions, or other commitments to make a payment to any equityholder of the applicable Person making such commitment, (C) cash located outside of Brazil, (D) cash held in third party escrow accounts and (E) cash, the use of which by any Transferred Subsidiary is subject to any restrictions on its availability or use, determined in accordance with the Accounting Principles. For the avoidance of doubt, “Cash” shall not include PADIS Tax Credits or ICMS Accumulated Credits.

“Circular” means the circular to be sent to the shareholders of Parent in connection with the Required Parent Shareholder Approval, as amended or supplemented.

“Claim” means any claims, demands, actions, suits and causes of action, of whatever nature (judicial or administrative), whether class, individual or otherwise in nature, in law or in equity.

“Closing Purchase Price” means the Purchase Price, calculated using the Estimated Adjustment Amount.

“Code” means the Internal Revenue Code of 1986.

“Contract” means any contract, subcontract, agreement, lease, sublease, license, sublicense, settlement agreement, note, commitment, sale and purchase order, warranty, insurance policy, or other understanding, instrument or arrangement which is or purports to be legally binding, whether written or oral.

“Corporate Income Tax Recoverable” means the prepaid Imposto de Renda da Pessoa Jurídica — IRPJ (recognized in the account code 13582 of the trial balance of the Transferred Subsidiaries) and the prepaid Contribuição Social sobre o Lucro Líquido — CSLL (recognized in the account code 13583 of the trial balance of the Transferred Subsidiaries).

“Current Assets” means the current assets of the Transferred Subsidiaries, as determined in accordance with the Accounting Principles; provided, that “Current Assets” shall include only those line items identified in the illustrative calculation of Net Working Capital set forth on Exhibit D, and in no event shall Current Assets include any deferred Tax assets, PADIS Tax Credits, Transferred Subsidiary Cash, Corporate Income Tax Recoverable or ICMS Accumulated Credits.

“Current Liabilities” means the current liabilities of the Transferred Subsidiaries, as determined in accordance with the Accounting Principles; provided, that “Current Liabilities” shall include only those line items identified in the illustrative calculation of Net Working Capital set forth on Exhibit D, and in no event shall Current Liabilities include any deferred Tax Liabilities, income Tax Liabilities or Transferred Subsidiary Debt.

“Deferred Cash Adjustment Amount” means an amount equal to the product of (i) the result of the Transferred Subsidiary Cash (excluding credit given to what’s described in clauses (i)(B) through (i)(D) in the definition of “Cash”), minus the sum of (A) the aggregate Indebtedness under the FINEP Agreement outstanding as of immediately prior to the Closing plus (B) the Samsung Payable, multiplied by (ii) 19%, rounded to two decimal places.

“Deferred Payment” means an amount equal to the product of (i) $35,000,000, multiplied by (ii) eighty-one percent (81%), rounded to two decimal places.

“Employee” means (i) each employee of Seller Group providing services Related to the Business whose name is set forth on Section 6.01(a) of the Disclosure Schedule, (ii) each employee of a Transferred Subsidiary and (iii) each employee hired or transferred into the Business between the date hereof and the Closing Date with the prior written consent of Purchaser or in accordance with Section 5.01.

“Environmental Laws” means all applicable Laws and Judgments relating to licensing, roster of potentially polluting activities, permits to use controlled products and protection of the environment or natural resources, waste management, water permits, environmental programs and other environmental authorizations related to conservation units, permanent conservation areas, legal reserve, amongst others, including Laws relating to exposure to, or releases or threatened releases of, Hazardous Materials, and measures and/or studies and/or remediation and/or monitoring of contaminated areas.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“FINEP Agreement” means that certain Financing Agreement (Contractual Instrument Nº. 02.20.0061.00), registered on December 22, 2020, by and between Financiadora de Estudos e Projetos — FINEP (“FINEP”) and Target Subsidiary.

“Fraud” means intentional and knowing common law fraud under New York law with respect to the making of any representation or warranty made in this Agreement, any Ancillary Agreement or any certificate or schedule delivered pursuant hereto or thereto.

“Hazardous Materials” means any material, waste, emission, or substance defined or regulated under any Environmental Law or Occupational Health and Safety Laws as a hazardous substance, hazardous waste, hazardous material, toxic substance, pollutant or contaminant or otherwise a danger to health, reproduction, or the environment, including asbestos and petroleum.

“ICMS Accumulated Credits” means any Imposto sobre Circulação de Mercadorias e Serviços — ICMS credit balance accumulated that are able to be sold or are under contract to be sold, with the approval of tax authorities, that have already been subjected to a first level of authorization from tax authorities (SEFAZ).

“Indebtedness” means, with respect to the Transferred Subsidiaries, any amount owed (including unpaid interest or premium thereon) or any obligation, without duplication, in respect of: (a) any borrowed money (including the principal amount, plus any related accrued and unpaid interest, fees and prepayment premiums or penalties, of all indebtedness for borrowed money), (b) indebtedness under a credit facility evidenced by any loan agreement, note, bond, debenture, mortgage or debt instrument or debt security, (c) payment obligations currently due and payable under any interest rate, currency or other hedging agreement (other than such arrangements made in connection with trade payables incurred in the ordinary course of business consistent with past practice), (d) obligations relative to the maximum amount of any letter of credit or letter of guaranty, whether drawn or undrawn, banker’s acceptance or similar instrument issued or created for the account of any Transferred Subsidiary, (e) all obligations owed under any leases (including, without limitation, equipment leases) that are required to be capitalized in accordance with the Accounting Principles (other than Leases or other purely operating leases entered into in the ordinary course of business consistent with past practice), (f) all unpaid severance obligations arising from Persons whose employment with any Transferred Subsidiary has terminated prior to the Closing and not reflected as a Current Liability in Net Working Capital or discharged prior to the Closing, including any employer-side Tax obligations imposed thereon; (g) any compensatory amounts (including transaction bonus or other similar payments) which become payable by any Transferred Subsidiary solely as a result of or based upon the consummation of the Acquisition to any current or former employees, officers, directors, consultants or independent contractors of any Transferred Subsidiary (including, for the avoidance of doubt, the Retention Awards (as defined in the Disclosure Schedule)), including the Transferred Subsidiaries’ share of Tax obligations payable with respect to all such amounts, (h) all obligations of any Transferred Subsidiary relating to the deferred purchase price of property, assets or services purchased (including installment payments, purchase price adjustments, holdback or similar amounts), (i) any income Taxes that are due and payable and remain unpaid as of immediately prior to the Closing and any unpaid income Taxes for or relating to any Pre-Closing Tax Period that are due after the Closing and are attributable to a Tax Return that is first required to be filed by any Transferred Subsidiary after the Closing, calculated consistent with the past practice of the Transferred Subsidiaries, (j) all obligations, whether interest bearing or otherwise, owed to Seller or any affiliate of Seller (other than a Transferred Subsidiary), other than obligations arising under this Agreement, (k) negative cash balances, (l) accounts payable, trade debt and trade payables that are past due for more than sixty (60) days in accordance with their applicable invoice or other terms governing the timing of payment, (m) the net amount of any underfunded Liability as of the Closing in respect of vested compensation or benefits under any pension, retiree medical or non-qualified retirement plan, program or arrangement that is not reflected as a Current Liability in Net Working Capital or discharged prior to the Closing, (n) guarantees with respect to any Indebtedness of any Transferred Subsidiary of a type described in clauses (a) through (m) above, and (o) any accrued or unpaid interest, prepayment premiums, costs, penalties, overage charges, make-whole payments, indemnities and fees relating to any of the obligations or indebtedness set forth in any of the foregoing clauses of this definition; provided, however, that notwithstanding the foregoing, Indebtedness shall not be deemed to include any intercompany receivables, payables and/or loans between the Transferred Subsidiaries.

“Industrial Buildings” means the buildings in which the Transferred Subsidiaries operate industrial activities in connection with the Business, located (i) in the City of Manaus, State of Amazonas at Module 105 of Shed 1 of Distribution Park Manaus III and at Av. dos Oitis, nº 1720, Distrito Industrial II and (ii) in the City of Atibaia comprising the industrial Modules of Condomínio Centro Empresarial Atibaia, at Avenida Tégula, nº 888, Ponte Alta, Atibaia, São Paulo.

“Information Privacy and Security Laws” means all applicable Laws and Judgments pertaining to the privacy and security of personal data, including the Brazilian General Data Protection Law (Law n. 13.709/2018) (the “LGPD”) and the Korean Personal Information Protection Act.

“Intellectual Property Rights” means all intellectual property and proprietary rights throughout the world, including rights associated with the following: (i) United States and foreign (including Brazilian) patents and applications therefor (including any reissues, renewals, re-examinations and substitutions of, and continuations, continuations-in-part and divisionals that claim priority to any such patent or patent application, as well as all foreign counterparts to any such patent or patent application, wheresoever issued or pending anywhere in the world as well as any patents or patent applications in the same priority chain) (collectively, “Patents”), (ii) trade secret rights and rights in information and know-how (collectively, “Trade Secret Rights”), (iii) rights associated with works of authorship, including copyrights, mask work rights, design rights, moral rights, and rights in information, data, databases and data collections, and any and all registrations and applications therefor (collectively, “Copyrights”), (iv) trademarks, trade names, service marks, service names, logos, slogans, trade dress, including any common law rights therein, and any applications and registrations therefor and the goodwill associated therewith (collectively, “Trademarks”), and (v) rights in Uniform Resource Locators, website addresses and domain names (collectively, “Internet Properties”). Intellectual Property Rights excludes tangible embodiment of any of the foregoing.

“Knowledge of Seller” means the actual knowledge of each of the individuals set forth in Section 11.05(b)(ii) of the Disclosure Schedule after reasonable inquiry (including of their direct reports).

“Liabilities” means any and all liabilities, obligations, guarantees (including lease guarantees), commitments, damages, losses, debts, claims, demands, judgments or settlements of any nature or kind, whether known or unknown, fixed, accrued, absolute or contingent, liquidated or unliquidated, matured or unmatured.

“Licensed Intellectual Property” means all Intellectual Property Rights licensed to Purchaser under the Intellectual Property License Agreement.

“Liens” means mortgages, liens, pledges, charges, hypothecations, Claims, security interests, other encumbrances, easements, encroachments, intangible property rights, infringements, options, rights of first refusal, preemptive rights, licenses, community property interests or other restrictions or an agreement, arrangement or obligation to create any of the foregoing.

“Loss” means losses, damages, costs, expenses, Liabilities, interest, deficiencies, settlements, awards, judgments, fines, assessments, penalties, offsets, expenses, diminutions in value, Proceedings or other charges of any kind, including reasonable attorneys’ fees, costs of investigation and costs of enforcing any right to indemnification hereunder or pursuing any insurance providers.

“made available” means, with respect to any document, that such document was in the electronic data room hosted by or on behalf of Seller at Datasite in connection with the transactions contemplated hereby no later than the close of business two (2) Business Days prior to the date hereof and has remained in such electronic data room on a continuous basis since such time.

“Material Adverse Effect” means any fact, event, circumstance, condition, change or effect (“Effect”), individually or in the aggregate, that (a) has or would reasonably be likely to have a material adverse effect on the business, assets (including intangible assets), Liabilities, financial condition, performance or results of operations of the Transferred Subsidiaries or (b) would, or would be reasonably likely to, prevent the consummation of the transactions contemplated hereby, including the Acquisition; provided, however, that none of the following, and no Effect arising out of or resulting from the following, shall constitute or be taken into account, individually or in the aggregate, in determining whether there has been or will be a Material Adverse Effect within the meaning of clause (a) of this definition: (i) (A) Seller’s or any of its affiliates’ compliance with the terms and conditions of this Agreement, (B) the failure to take any action over which consent from Purchaser is required before any such action can be taken and that Seller or any of its affiliates have duly requested in writing such consent but Purchaser did not grant such consent or (C) any other action by Seller or any of its affiliates (1) required by this Agreement, (2) which Purchaser has expressly requested in writing or (3) to which Purchaser has consented in writing; (ii) any Effect affecting the industry or industry sectors in which the Business operates generally or the United States, Brazil, South Korea, Latin America or worldwide economy generally or credit or other financial markets generally, (iii) general regulatory or political conditions or any action of any Governmental Entity, including the worsening of any existing conditions or acceleration of any obligations, affecting the industry or industry sectors in which the Business operates generally; (iv) any natural disaster or pandemic or any acts of terrorism, sabotage, military action or war (whether or not declared), or any escalation or worsening thereof, or any other force majeure event, whether or not caused by any person (other than Seller or any of its affiliates or any person acting on their behalf), or any national or international calamity or crisis; (v) any failure of the Business to meet internal or public forecasts, projections, predictions, guidance, estimates, milestones or budgets provided that this clause (v) shall not prevent a determination that any Effect underlying such failure to meet projections or forecasts has resulted in a Material Adverse Effect (to the extent such Effect is not otherwise excluded from this definition of Material Adverse Effect); (vi) the negotiation or execution of this Agreement or any Ancillary Agreement or the announcement of the Acquisition, including any loss of, or impact on the relation of the Business with, any employees, customers, suppliers, partners or distributors; (vii) any acts or omissions of Purchaser or any of its affiliates or (viii) any change or prospective change in Laws or IFRS (as applicable) or the enforcement thereof, except, in the case of clauses (ii), (iii), (iv) and (viii) above, to the extent that any such Effect has a disproportionate and adverse effect on the Transferred Subsidiaries or the Business relative to other businesses in the industries in which the Transferred Subsidiaries or the Business operate.

“Most Recent Quarter-End Date” means January 31, 2023.

“Net Working Capital” means the Current Assets minus the Current Liabilities, in each case, as of immediately prior to the Closing. For all purposes of this Agreement, including the calculation of the Adjustment Amount and the Adjusted Purchase Price, the Net Working Capital shall not exceed BRL 160,000,000.

“Occupational Health and Safety Laws” means all applicable Laws, Judgments and proceedings designed to provide safe and healthful working conditions and to reduce occupational safety and health hazards, including the rules set out in Regulations (“Normas Regulamentadoras”, in Portuguese) Nos. 1 to 37, approved by the former Ministry of Labor (current Ministry of Labor and Social Security), and any program, whether governmental or private (such as those promulgated or sponsored by industry associations and insurance companies), designed to provide safe and healthful working conditions, as the foregoing are enacted and in effect on or prior to the Closing Date.

“PADIS Tax Credits” means the balance of financial credits (recognized in the account code 13599 and 18530 of the trial balance of the Transferred Subsidiaries) arising from the statutory disbursements effectively made in eligible research and development activities as required by the Support Program for the Technological Development of the Semiconductor Industry — PADIS, as regulated by Law n. 11,484, dated May 31, 2007, as further amended.

“Parent Group Company” means each of Parent, Purchaser and Parent Funding Entity.

“Parent Shareholder Meeting” means a meeting of Parent’s shareholders, duly called in accordance with the organizational documents of Parent and applicable Law and stock exchange regulations, to be held to consider resolutions approving the Acquisition.

“Permits” means (i) permits, licenses, approvals, certificates, rights, exemptions, waivers, franchises, permissions, clearances, registrations, qualifications, authorizations or similar rights to operate or conduct any business issued, granted, given or otherwise made available by or under the authority of any Governmental Entity or pursuant to any Law; or (ii) rights under any Contract with any Governmental Entity.

“person” or “Person” means any individual, firm, corporation, partnership, limited liability company, trust, joint venture, Governmental Entity or other entity.

“Personal Data” means “personal data,” or “personal information,” as defined by the Information Privacy and Security Laws, including: (i) a natural person’s name, street address or specific geolocation information, date of birth, telephone number, email address, online contact information, photograph, biometric data, driver’s license number, passport number, tax identification number, any government-issued identification number, financial account number, credit card number, any information that would permit access to a financial account, a user name and password that would permit access to an online account, health information, insurance account information, any persistent identifier such as customer number held in a cookie, an Internet Protocol address, a processor or device serial number or a unique device identifier; or (ii) any other information that allows the identification of a natural person.

“Pre-Closing Tax Period” means all taxable periods (or portions thereof) ending on or prior to the Closing Date.

“Pre-Closing Taxes” means any and all Taxes of the Transferred Subsidiaries for or relating to any Pre-Closing Tax Period (including, for the avoidance of doubt, any such Taxes resulting from the disallowance or other loss of a Tax Benefit that arose in a Pre-Closing Tax Period and was used in a Pre-Closing Tax Period); provided, that for purposes of determining Pre-Closing Taxes, (i) in the case of a Straddle Period, the amount of any Taxes shall be determined based on an interim closing of the books as of the close of business on the Closing Date, except for any ad valorem property or similar Taxes, which shall be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction the numerator of which is the number of days in the taxable period ending on the Closing Date and the denominator of which is the number of days in the Straddle Period, (ii) any Taxes incurred as a result of actions or transactions effected by or at the direction of Purchaser or its affiliates outside the ordinary course of business after the Closing on the Closing Date shall be disregarded, and (iii) any Taxes taken into account in the determination of the purchase price hereunder (including in Transferred Subsidiary Debt or Net Working Capital) shall be disregarded to the extent taken into account as a reduction of the Closing Purchase Price.

“Privacy Requirements” means any and all applicable Information Privacy and Security Laws, any Business Privacy Policies, any provisions in any Transferred Contracts relating to the processing of Personal Data and any binding applicable rules, codes of conduct or other requirements of applicable self-regulatory bodies and binding applicable industry standards.

“Proceeding” means any claim, action, cause of action, demand, lawsuit, arbitration, inquiry, audit, notice of violation, proceeding, litigation, citation, summons, subpoena or investigation of any nature, civil, criminal, administrative, regulatory or otherwise, whether at law or in equity.

“Processing”, “Process” or “Processed”, with respect to data, means any collection, access, acquisition, storage, protection, use, re-use, disposal, disclosure, re-disclosure, destruction, transfer, modification, maintenance or any other processing (as defined by any applicable Information Privacy and Security Laws) of such data.

“Purchase Price” means an amount equal to the product of (i) the Base Purchase Price, plus the Adjustment Amount (which can be a positive or negative number), multiplied by (ii) eighty-one percent (81%), rounded to two decimal places.

“Related to the Business” means primarily used or primarily held for use in the operation or conduct of the Business.

“Representatives” means any directors, officers, employees, investment bankers, financial advisors, attorneys, accountants or other advisors, agents or representatives of a person.

“Samsung Payable” means all payables due from the Transferred Subsidiaries to Samsung Electronics Co., Ltd. or any of its affiliates under that certain Samsung Software License and Data Usage Agreement, dated as of July 16, 2014, by and between Samsung Electronics Co., Ltd. and Target Subsidiary, as amended, which had an aggregate balance of approximately BRL 19,892,000 as of January 31, 2023.

“Securities Act” means the Securities Act of 1933.

“Seller Group” means Seller and each of its affiliates (including each Transferred Subsidiary prior to the Closing).

“Seller Group SEC Document” means all registration statements, prospectuses, forms, reports, definitive proxy statements, schedules and documents and related exhibits filed by Seller Guarantor with the U.S. Securities and Exchange Commission since January 1, 2022, and publicly available prior to the date of this Agreement.

“Seller’s Counsel” means, collectively, Latham & Watkins LLP; Machado, Meyer, Sendacz and Opice Advogados; and Yoon & Yang LLC.

“Seller Guarantor Options” means stock options issued by Seller Guarantor.

“Seller Guarantor RSUs” means restricted stock units issued by Seller Guarantor.

“SMT” means SMART Modular Technologies Inc, a California corporation and indirect wholly-owned subsidiary of Seller Guarantor.

“SMART Cayman” means SMART Modular Technologies (Global), Inc., a Cayman Islands company and indirect wholly-owned subsidiary of Seller Guarantor.

“Specified Representations” means the representations and warranties of Seller set forth in Section 3.01 (Organization and Standing), Section 3.02 (Authority; Execution and Delivery; Enforceability), Section 3.04(a) and Section 3.04(c) (Transferred Subsidiaries), the first and second sentences of Section 3.08(a) (Title to Assets and Quotas), Section 3.13 (Taxes), Section 3.17(h) (Compliance with Laws) and Section 3.22 (Brokers and Finders Fees).

“Straddle Period” means any period beginning on or before and ending after the Closing Date.

“subsidiary” of any person means another person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its Board of Directors or other governing body (or, if there are no such voting interests, fifty percent (50%) or more of the equity interests of which) is owned directly or indirectly by such first person or by another subsidiary of such first person.

“Target Financial Statements” means the consolidated audited balance sheets of the Transferred Subsidiaries as of as of July 31, 2022 and 2023 and the related consolidated audited statements of operations, cash flows and shareholders’ equity for the twelve (12)-month periods ended July 31, 2022 and 2023, in each case prepared in accordance with IFRS (including adopting merger accounting principles).

“Target Net Working Capital” means BRL 150,000,000.

“Tax” or “Taxes” means (i) all forms of taxation imposed by any federal, state, provincial, local, foreign or other Governmental Entity, including income, franchise, property, sales, use, excise, employment, unemployment, payroll, social security, estimated, value added, ad valorem, transfer, recapture and withholding, including any interest, penalties and additions thereto and (ii) any liability under applicable Law for the payment of amounts determined by reference to amounts described in clause (i) as a result of being or having been a member of any group of corporations that files, will file, or has filed Tax Returns on a combined, consolidated, unitary or similar basis, or as a result of being a transferee or successor under applicable Law.

“Tax Benefit” means any relief, allowance, exemption, set-off, deduction or credit in computing or against profits or Tax available to the Transferred Subsidiaries granted by or pursuant to any legislation, rules, regulations and codes and any subsidiary rules or provisions issued concerning or otherwise relating to Tax, including PADIS, ICMS special regime for PADIS beneficiaries, SUDAM (“Lucro da Exploração”), IT Law / PPB, Research and Development (R&D) (“Lei do Bem”), ICMS Special Regime for IT Law beneficiaries, ICMS — Stimulus Credit and Deferred (ZFM), Rate 88% reduction Import Tax (ZFM), ICMS — Presumed Credit, SUFRAMA — Internal Operations.

“Tax Return” means any report, return, document, declaration or other information or filing required to be supplied to any Governmental Entity with respect to Taxes, including any amendment made with respect thereto and any schedules or attachments thereto.

“Technology” means tangible embodiments, whether in electronic, written or other media, of technology, including designs, design and manufacturing documentation (such as bill of materials, build instructions and test reports), schematics, algorithms, routines, formulae, software, lab notebooks, specifications, development and lab equipment, processes, prototypes, works of authorship, mask works, technical data, know-how and devices. “Technology” does not include Intellectual Property Rights, including any Intellectual Property Rights in any of the foregoing.

“Transfer Taxes” means all sales (including bulk sales), use, transfer, recording, value added, registration, conveyance, excise, stamp or similar fees and Taxes arising out of, in connection with or attributable to the transactions effectuated pursuant to this Agreement. For avoidance of doubt, Imposto de Renda na Fonte Sobre Ganho de Capital shall not be considered to be a Transfer Tax.

“Transferred Contracts” means all Contracts to which a Transferred Subsidiary is a party or by which a Transferred Subsidiary is bound.

“Transferred Subsidiary Cash” means the aggregate Cash of the Transferred Subsidiaries as of immediately prior to the Closing; provided that the Transferred Subsidiary Cash (excluding credit given to what’s described in clauses (i)(B) through (i)(D) in the definition of “Cash”), minus the sum of (i) the aggregate Indebtedness under the FINEP Agreement outstanding as of immediately prior to the Closing and (ii) the Samsung Payable, shall not be more than $40,000,000 and shall not be less than $18,000,000.

“Transferred Subsidiary Debt” means the aggregate Indebtedness of the Transferred Subsidiaries as of immediately prior to the Closing.

Section 11.06    Waiver of Conflicts. Recognizing that Seller’s Counsel has acted as legal counsel to one or more of Seller and its affiliates prior to the Closing, and that Seller’s Counsel intends to act as legal counsel to one or more of Seller and its affiliates (which will no longer include the Transferred Subsidiaries) after the Closing, each of the Parent Group Companies and the Transferred Subsidiaries hereby (i) waives, on its own behalf and on behalf of its Representatives and affiliates (individually and collectively, the “Purchaser Group”), and shall cause any affiliate thereof to consent to and waive, any claim they have or may have that Seller’s Counsel has a conflict of interest or is otherwise prohibited from engaging in such representation and (ii) acknowledge and agree, on their own behalf and on behalf of their affiliates, including the Transferred Subsidiaries following the Closing, that, in the event that any dispute arises after the Closing between the Purchaser Group or Seller or its affiliates, Seller’s Counsel may represent one or more of Seller or its affiliates in such dispute even though the interests of such person(s) may be directly adverse to Purchaser or any Transferred Subsidiary and even though Seller’s Counsel may have represented a Transferred Subsidiary in a matter substantially related to such dispute prior to the Closing. Purchaser represents that Purchaser’s own attorney has explained and helped Purchaser evaluate the implications and risks of waiving the right to assert future conflict against Seller’s Counsel, and Purchaser’s consent with respect to this waiver is fully informed. In addition, all communications involving attorney-client confidences between any of Seller or its affiliates (other than any Transferred Subsidiary) and Seller’s Counsel with respect to the negotiation, documentation and consummation of the transactions contemplated hereby (including, for the avoidance of doubt, all of the client files and records in the possession of Seller’s Counsel related to this Agreement and the transactions contemplated hereby ) (the “Privileged Communications”) shall be deemed to be attorney-client confidences that belong solely to Seller and its affiliates (and not the Transferred Subsidiaries), and the attorney-client privilege and the expectation of client confidence belongs to, and shall be controlled by, the Seller Group and will not pass to or be claimed by Purchaser or a Transferred Subsidiary. Accordingly, the Transferred Subsidiaries shall not, without Seller’s consent, have access to any Privileged Communications. Without limiting the generality of the foregoing, upon and after the Closing, (a) Seller and its affiliates (and not the Transferred Subsidiaries) shall be the sole holders of the attorney-client privilege with respect to the Privileged Communication, (b) to the extent that files of Seller’s Counsel in respect of the Privileged Communication, only Seller and its affiliates (and not the Transferred Subsidiaries) shall hold such property rights and (c) Seller’s Counsel shall have no duty whatsoever to reveal or disclose any Privileged Communications to any of the Transferred Subsidiaries by reason of any attorney-client relationship between Seller’s Counsel and any of the Transferred Subsidiaries prior to the Closing. In addition, Purchaser and the Transferred Subsidiaries agree that it would be impractical to remove all Privileged Communications from the records (including e-mails and other electronic files) of the Transferred Subsidiaries. Accordingly, as to any Privileged Communications prior to the Closing, Purchaser and each Transferred Subsidiary together with any of their respective affiliates, subsidiaries, successors or assigns, further agree that no such person may use or rely on or access without consent any Privileged Communications in any

Proceeding initiated by Seller or any of its affiliates against Purchaser or any of its affiliates (including any Transferred Subsidiary following the Closing) or by Purchaser or any of its affiliates (including any Transferred Subsidiary following the Closing) against Seller or any of its affiliates, in each case concerning the transactions contemplated by this Agreement. Notwithstanding the foregoing, in the event that any dispute arises after the Closing between any member of the Purchaser Group (including the Transferred Subsidiaries) and a third party other than any member of the Seller Group, Purchaser Group (including the Transferred Subsidiaries) may assert attorney-client privilege to prevent disclosure of Privileged Communications to such third party; provided, however, that no member of the Purchaser Group may waive such privilege without the prior written consent of the Seller Group, which consent shall not be unreasonably withheld, condition or delayed. In the event that a member of the Purchaser Group is legally required by Judgment from any Governmental Entity or otherwise legally required to access or obtain a copy of all or a portion of the Privileged Communications then Purchaser, to the extent permitted by applicable Law, shall promptly notify Seller in writing so that Seller has a reasonable opportunity to seek a protective order.

Section 11.07    Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when each party hereto shall have received counterparts hereof signed by each of the other parties hereto. Any such counterpart, to the extent delivered by means of a facsimile machine or by .pdf, .tif, .gif, .peg or similar attachment to electronic mail (any such delivery, an “Electronic Delivery”) or executed by means of electronic signature (including, e.g., DocuSign), shall be treated in all manner and respects as an original executed counterpart and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. At the request of any party hereto, each other party hereto shall re-execute the original form of this Agreement and deliver such form to all other parties. No party hereto shall raise the use of Electronic Delivery to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of Electronic Delivery or executed by means of an electronic signature as a defense to the formation of a contract, and each such party forever waives any such defense, except to the extent such defense relates to lack of authenticity.

Section 11.08    Entire Agreement. This Agreement, and the Exhibits and Disclosure Schedule annexed hereto, the Confidentiality Agreement and the Ancillary Agreements, and the other agreements, certificates, and other documents contemplated hereby and thereby constitute the entire understanding between the parties with respect to the subject matter hereof and thereof, and supersede all other understandings and negotiations with respect thereto. The parties agree to define their rights, liabilities and obligations with respect to such understanding and the transactions contemplated hereby exclusively in contract pursuant to the express terms and provisions of this Agreement, and the parties expressly disclaim that they are owed any duties or, except as set forth in Section 8.02 and Section 9.07, are entitled to any remedies not expressly set forth in this Agreement or any Ancillary Agreement. In the event of any conflict between the provisions of this Agreement (including the Disclosure Schedule and Exhibits), on the one hand, and the provisions of the Confidentiality Agreement or the Ancillary Agreements (including the schedules and exhibits thereto), on the other hand, the provisions of this Agreement shall control.

Section 11.09    Severability. In the event that any provision contained in this Agreement shall for any reason be held to be invalid, illegal or unenforceable in any jurisdiction, such provision shall be ineffective as to such jurisdiction to the extent of such invalidity, illegality or unenforceability without invalidating or affecting the remaining provisions hereof or affecting the validity, legality or enforceability of such provision in any other jurisdiction. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Entity to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 11.10    Governing Law. This Agreement, and any Proceeding of any kind whatsoever, including a counterclaim, cross-claim, or defense, regardless of the legal theory under which such liability or obligation may be sought to be imposed, whether in contract or tort, or whether at law or in equity, or otherwise under any legal or equitable theory, that may be based upon, arising out of or related to this Agreement or the negotiation, execution or performance of this Agreement or the transactions contemplated hereby shall be governed by and construed in accordance with the internal Laws of the State of New York applicable to agreements executed and performed entirely within such State without regards to conflicts of law principles of the State of New York or any other jurisdiction that would cause the Laws of any jurisdiction other than the State of New York to apply.

Section 11.11    Arbitration.

(a)    Except as provided in Section 2.04, all disputes, controversies or claims arising out of or relating to this Agreement or the transactions contemplated hereby (whether in contract, tort, equity or otherwise), including the arbitrability of any dispute or controversy that cannot be settled by mutual agreement (each, a “Dispute”) shall be resolved by final and binding arbitration under the Rules of Arbitration (“ICC Rules”) (as modified herein) of the International Chamber of Commerce (the “ICC”) before an arbitral tribunal of three (3) arbitrators. The seat of the arbitration shall be New York, New York, and the language of the arbitration shall be English.

(b)    Seller and Purchaser shall each nominate one (1) arbitrator in accordance with the ICC Rules. Should a party fail to nominate an arbitrator within the time period provided in the ICC Rules, then such arbitrator shall be appointed by the ICC Court of Arbitration (the “ICC Court”) in accordance with the ICC Rules. The first two arbitrators so nominated shall jointly nominate the third arbitrator (who shall act as presiding arbitrator) prior to the thirtieth (30th) day following the appointment of the second co-arbitrator. Failing such nomination within that timeframe, the ICC Court shall appoint the presiding arbitrator. Notwithstanding the foregoing, no arbitrator shall be a past or present employee or agent of, or consultant or counsel to, any party or any affiliate of a party, unless such restriction is waived in writing by the other party to the proceeding.

(c)    The substantive law governing the Dispute shall be the law of the State of New York as specified in Section 11.10 herein.

(d)    The arbitral tribunal shall have the power and authority to determine the arbitrability of any dispute arising under or relating to this Agreement or the subject matter hereof. Subject to any other relevant limitations set forth elsewhere herein, the arbitral tribunal shall have power to award any remedy that it determines to be lawful and appropriate and which is in accordance with the terms of this Agreement, including monetary damages, specific performance and other legal and equitable relief (including provisional and/or permanent injunctive relief), provided, however, that the arbitral tribunal shall have no authority or power to limit, expand, alter, modify, revoke or suspend any condition or provision of this Agreement, nor any authority or power to award punitive, consequential, exemplary or treble damages or any other type of relief in the nature of a penalty, and the parties hereby expressly waive any right they might otherwise have to such relief.

(e)    Any award of the arbitral tribunal constituted under this Section 11.11 shall be final and binding upon the parties. Each of the parties agrees that the arbitral award may be enforced against it or its assets wherever they may be found and that a judgment upon the arbitral award may be entered in any court having jurisdiction thereof.

Section 11.12    Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY, PROCEEDING, COUNTERCLAIM OR ACTION (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) THAT MAY ARISE UNDER THIS AGREEMENT, THE DOCUMENTS AND AGREEMENTS CONTEMPLATED HEREBY AND THE TRANSACTIONS CONTEMPLATED HEREBY AND THEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND THEREFORE HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY CLAIM, ACTION, SUIT, INVESTIGATION OR PROCEEDING BASED ON, ARISING OUT OF OR RELATED TO THIS AGREEMENT, ANY DOCUMENT

OR AGREEMENT CONTEMPLATED HEREBY OR THE TRANSACTIONS CONTEMPLATED HEREBY AND THEREBY, WHETHER BASED ON CONTRACT, TORT OR ANY OTHER LEGAL OR EQUITABLE THEORY. EACH OF THE PARTIES AGREES AND CONSENTS THAT ANY SUCH CLAIM, DEMAND, ACTION, OR PROCEEDING SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES TO THE IRREVOCABLE WAIVER OF THEIR RIGHT TO TRIAL BY JURY. EACH PARTY (I) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (II) ACKNOWLEDGES THAT IT AND THE OTHER PARTY HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.12.

Section 11.13    Amendments and Waivers. This Agreement may be amended, modified, superseded or canceled and any of the terms, covenants, representations, warranties or conditions hereof may be waived only by an instrument in writing signed by each of the parties or, in the case of a waiver, by or on behalf of the party waiving compliance. No course of dealing between the parties shall be effective to amend or waive any provision of this Agreement. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by applicable Law.

Section 11.14    Specific Performance. The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties do not perform their obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate the transactions contemplated by this Agreement, including the Acquisition) in accordance with its specified terms or otherwise breach such provisions. The parties acknowledge and agree that (a) the parties shall be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction without proof of damages or inadequacy of legal remedy and without the posting or provision of any bond or other security, this being in addition to any other remedy to which they are entitled under this Agreement and (b) the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and, without that right, none of Seller, Seller Guarantor nor any of the Parent Group Companies would have entered into this Agreement. The parties hereto agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, and not to assert that a remedy of monetary damages would provide an adequate remedy or that the parties otherwise have an adequate remedy at law.

Section 11.15    Right of Set-Off. Each of Parent and Purchaser, on its own behalf and on behalf of its affiliates and its and their respective successors and permitted assigns, hereby waives any rights of set-off, netting, offset, recoupment, or similar rights that either Parent or Purchaser, any of its affiliates or any of its or their respective successors and permitted assigns has or may have with respect to the payment of the Purchase Price or any other payments to be made by Parent or Purchaser pursuant to this Agreement or any other document or instrument delivered by Parent or Purchaser in connection herewith, provided that Purchaser shall have the right to deduct from the Deferred Payment amounts under indemnification claims that have been finally resolved in Purchaser’s favor pursuant to, and subject to the limitations of, Article IX and that have not been timely paid to Purchaser by Seller or its affiliates.

Section 11.16    Currency; Payments.

(a)    Unless otherwise specified in this Agreement, all references to currency, monetary values and dollars set forth herein shall mean United States (U.S.) dollars and all payments hereunder shall be made in U.S. dollars.

Any reference to “dollars” or “$” in this Agreement are to U.S. dollars, and except as otherwise specified, references to any other currency shall be converted into dollars in accordance with this Section 11.16(a). Any reference to “BRL” in this Agreement are to Brazilian reais. The parties agree that, except as otherwise specified in this Agreement, to the extent this Agreement provides for any valuation, measurement or test as of a given date based on an amount specified in U.S. dollars and the subjects of such valuation, measurement or test are comprised of items or matters that are, in whole or in part, denominated other than in U.S. dollars, such non-U.S. dollar amounts shall be converted into U.S. dollars using the foreign exchange rates published by Bloomberg as the Composite 5:00 p.m. New York closing rates (CMPN) one (1) Business Day prior to the date in question; provided, however, that for purposes of any calculation or estimate to be provided by one party to another party in connection with calculating the Purchase Price or any component of the Purchase Price, such calculation or estimate shall be made using average of the foreign exchange rates published by Bloomberg as the Composite 5:00 p.m. New York closing rates (CMPN) during the thirty (30) day period ending one (1) Business Day prior to the delivery of the Estimate Report.

(b)    Each of Parent and Purchaser acknowledges and agrees that as an inducement for Seller to enter into this Agreement, Seller relied on the understanding that any and all amounts paid or to be paid hereunder by Parent or Purchaser shall be in U.S. dollars in immediately available funds in Seller’s bank account(s) and notwithstanding any current or future provision or restriction or any other circumstance to the contrary, Purchaser must pay all such amounts in U.S. dollars in immediately available funds in Seller’s bank account(s) and not in any other currency (including Brazilian reais), unless agreed in writing by Seller.

Section 11.17    Seller Guarantee.

(a)    Seller Guarantor hereby absolutely and unconditionally guarantees the timely performance and observance by Seller of all its obligations to be performed or observed under this Agreement, including (i) all of Seller’s indemnification obligations set forth in Section 9.01 as finally determined in accordance with Section 9.03; and (ii) any money damages required to be paid by Seller arising from any breach by Seller of its obligations under this Agreement, in each case pursuant to the terms of this Agreement (such obligations, the “Seller Guaranteed Obligations”).

(b)    This guarantee is a continuing and irrevocable guaranty by Seller Guarantor of all Seller Guaranteed Obligations now or hereafter existing and shall remain in full force and effect until all Seller Guaranteed Obligations having been indefeasibly performed in full and paid in cash, as applicable. Seller Guarantor hereby waives presentment, protest, notice, dishonor or default, demand for payment and any other notices to which Seller Guarantor might otherwise be entitled.

(c)    Seller Guarantor hereby agrees that Seller may, at any time and from time to time, and without notice to Seller Guarantor, make any agreement with any member of the Purchaser Group for the extension, renewal, payment, compromise, discharge or release of the Seller Guaranteed Obligations, or for any modification or amendment of the terms thereof, all without in any way impairing, releasing, discharging or otherwise affecting the obligations of Seller Guarantor; provided that notwithstanding the foregoing the Seller Guaranteed Obligations shall be limited to the same extent that Seller Guarantor’s liability is limited by the express terms of this Agreement. The obligations of Seller Guarantor hereunder are those of primary obligor, and not merely as surety, and are independent of the Seller Guaranteed Obligations.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, Seller, Purchaser, Parent, Parent Funding Entity and Seller Guarantor have duly executed this Agreement as of the date first written above.

Lexar Europe B.V.

By:	/s/ Chris H. Chang
	Name:	Chris H. Chang
	Title:	Authorized Person

Shenzhen Longsys Electronics Co., Ltd.

By:	/s/ Chris H. Chang
	Name:	Chris H. Chang
	Title:	Authorized Person

Solely for purposes of Article IV, Section 5.06 and Section 5.22:

Shanghai Intelligent Memory Semiconductor Co., Ltd. ( )

By:	/s/ Chris H. Chang
	Name:	Chris H. Chang
	Title:	Authorized Person

(Signature Page to the Stock Purchase Agreement)

SMART Modular Technologies (LX) S.à r.l.

By:	/s/ Anne Kuykendall
	Name:	Anne Kuykendall
	Title:	Class A Manager

By:	/s/ Alexandra von der Ley
	Name:	Alexandra von der Ley
	Title:	Class B Manager

(Signature Page to the Stock Purchase Agreement)

Solely for purposes of Section 3.01, Section 3.02, Section 3.03(b), Section 5.04, Section 5.06, Section 5.16, Section 5.17, Section 5.19, Section 5.20 and Section 11.17:

SMART Global Holdings, Inc.

By:	/s/ Anne Kuykendall
	Name:	Anne Kuykendall
	Title:	Vice President & General Counsel

(Signature Page to the Stock Purchase Agreement)